AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2007

REGISTRATION NO. 333-139679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM S-1/A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Amendment No. 4
___________________

COMBIMATRIX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)
___________________

Delaware	3826	47-0899439
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6500 Harbour Heights Parkway
Suite 303
Mukilteo, WA 98275
(425) 493-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________

Amit Kumar, Ph.D.
President & Chief Executive Officer
6500 Harbour Heights Parkway
Suite 303
Mukilteo, WA 98275
(425) 493-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________

Copies to: Raymond A. Lee, Esq. Steven T. Anapoell, Esq. Dennis J. Rasor, Esq. Greenberg Traurig LLP 650 Town Center Drive, Suite 1700 Costa Mesa, California 92626 (714) 708-6500
___________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission becomes effective.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED DECEMBER 26, 2006

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

We are currently a wholly owned subsidiary of Acacia Research Corporation (“Acacia”). This prospectus is being furnished in connection with our split off from Acacia and the issuance of our common stock in the split off. Our businesses and assets and those of our subsidiaries constitute all of the businesses and assets of Acacia that are attributed to Acacia’s CombiMatrix group.

Acacia is affecting the split off pursuant to the terms of its charter. Acacia’s charter enables it to redeem all of the outstanding shares of its Acacia Research-CombiMatrix common stock (“AR-CombiMatrix stock”), for shares of our common stock. AR-CombiMatrix stock is a class of common stock of Acacia that is designed to reflect the economic performance of Acacia’s CombiMatrix group. The redemption will be effective as of 9:00 a.m., New York City time, on *, which we refer to as the “Redemption Date.” In the redemption, you will be entitled to receive one share of CombiMatrix Corporation common stock in exchange for ten shares of AR-CombiMatrix stock held by you on the redemption date.

As a result of the redemption, we will issue one share of our common stock for each ten shares of AR-CombiMatrix stock redeemed. Based upon the number of shares of AR-CombiMatrix stock outstanding on May 14, 2007, and assuming no exercise of outstanding stock options or warrants and no fractional share interests, we would issue 5,956,977 shares of our common stock in the redemption.

No stockholder approval of the split off is required, and none is being sought. We are not asking you for a proxy, and you are requested not to send us a proxy.
There is currently no trading market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CBMX.” On May 16, 2007, we received confirmation from Nasdaq that our listing application had been approved.

IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The Date of this Prospectus is *

TABLE OF CONTENTS

Summary	1
Risk Factors	5
The Split Off	18
Description of Capital Stock	22
Description of Business	26
Legal Proceedings	39
Relationship of Acacia Research Corporation and Our Company after the Split off	39
Selected Financial Data	40
Management’s Discussion and Analysis of Financial Condition and Results of Operations	43
Market Price of and Dividends on Common Equity and Related Stockholder Matters	58
Directors and Executive Officers	59
Executive Compensation	62
Equity Compensation Plan Information	69
Certain Relationships and Related Transactions	71
Security Ownership of Certain Beneficial Owners and Management	71
Experts	73
Index to Financial Statements	F-1

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under the heading “Risk Factors” in this prospectus.

SUMMARY

REASON FOR FURNISHING THIS PROSPECTUS

We are furnishing this prospectus to provide information to holders of AR-CombiMatrix stock whose shares will be redeemed for shares of our common stock in the split off. THIS PROSPECTUS IS NOT, AND IS NOT TO BE CONSTRUED AS, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY OF OUR SECURITIES OR THOSE OF ACACIA. The information contained in this prospectus is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices and as otherwise required by the Securities Act of 1933.

OUR COMPANY

We are a life sciences technology company with a proprietary system for rapid, cost competitive creation or placement of DNA and other compounds on a programmable semiconductor chip or glass slide. These proprietary technologies have applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, molecular diagnostics, combinatorial chemistry, material sciences and nanotechnology. Through the year ended December 31, 2005, our business included two operating subsidiaries, CombiMatrix Molecular Diagnostics, Inc. and CombiMatrix K.K. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party.

We are seeking to become a broadly diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products could be utilized. Among the technologies we have developed is a platform technology to rapidly produce customizable arrays, which are tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, molecular diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. CombiMatrix K.K., a previously wholly owned Japanese corporation located in Tokyo, Japan, has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market.

Our principal executive office is located at 6500 Harbour Heights Parkway, Suite 303, Mukilteo, WA 98275, and our phone number is (425) 493-2000.

RELATIONSHIP TO ACACIA RESEARCH CORPORATION AFTER SPLIT OFF

We are currently a wholly owned subsidiary of Acacia. Following the split off, we will no longer be an affiliate of Acacia. Management of Acacia, including Acacia’s senior officers and directors, will no longer be affiliates of our company.

We entered into a distribution agreement and a tax allocation agreement with Acacia to be effective on the redemption date. Pursuant to the distribution agreement, the assets and liabilities of the CombiMatrix group will be legally transferred to CombiMatrix Corporation or its subsidiaries, to the extent not already owned by them. In addition, Acacia’s ownership of any subsidiary attributable to the CombiMatrix group will be contributed to CombiMatrix Corporation. The consequences of the distribution agreement will not have a material affect on our financial statements.

Pursuant to the tax allocation agreement, we have agreed to reimburse Acacia for all taxes owed by the CombiMatrix group for the period prior to the split off should any be incurred. However, we currently do not owe Acacia for any federal, state or local taxes. We have also agreed to indemnify Acacia if our conduct following the split off causes the split off to be taxable to Acacia or its shareholders. Acacia has agreed to indemnify our company for any tax liability resulting from the split off and relating to their respective actions prior to or after the split off. We believe the transaction will qualify as a tax-free reorganization, so we do not expect any tax liability for the split off related to our conduct prior to the split off. We would be liable to Acacia if our conduct following the split off caused the split off to be taxable to Acacia or its shareholders.

SPLIT OFF

• Company effecting split off	Acacia Research Corporation
• Split off company	CombiMatrix Corporation
• Redemption date	*
• Shares Outstanding Before Split Off After Split Off	59,569,769 5,956,977
• Proposed Trading Symbol Following Split Off	CBMX

Redemption date

The redemption date is 9:00 a.m., New York City time, on *. From and after the redemption date, all of your rights as a holder of AR-CombiMatrix stock shall cease, except for the right to receive shares of our common stock upon the surrender of your shares of AR-CombiMatrix stock.

Split off ratio

Each ten shares of AR-CombiMatrix stock will be redeemed in exchange for one share of our common stock.

No Fractional Shares

If following the redemption of every ten shares of AR-CombiMatrix stock for one share of CombiMatrix Corporation, you hold less than ten shares, you will be entitled to receive a cash payment for the redemption of the remaining shares equal to the market value of those shares on the redemption date.

Exchange agent, transfer agent and registrar for the shares

Our transfer agent will be U.S. Stock Transfer, located in Glendale, California.

Surrendering shares

We will deliver or make available to each holder of AR-CombiMatrix stock, from and after the redemption date, a letter of transmittal with which to surrender his or her shares in the redemption in exchange for shares of the appropriate series of our common stock and the cash payment for any fractional interest.

Shares to be outstanding following split off

Following the split off, the former holders of AR-CombiMatrix stock will hold all of the outstanding shares of our common stock. On the redemption date, there will be outstanding * shares of our common stock, based upon the number of shares of AR-CombiMatrix stock outstanding on May 14, 2007, and assuming no exercise of outstanding stock options or warrants.

Federal income tax consequences of the split off

Acacia has received a private letter ruling from the IRS in form and substance that is satisfactory to us and Acacia, with regard to the U.S. federal income tax consequences of the split off to the effect that the split off will be treated as a tax-free exchange under Sections 368 and 355 of the Internal Revenue Code of 1986, as amended. In a tax-free exchange, the holders of AR-CombiMatrix stock will not incur federal income tax as a result of the redemption.

Stock exchange listing

There is currently no public market for CombiMatrix Corporation’s common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CBMX” and have received notification on May 16, 2007 that our listing application and trading symbol have been approved and reserved for listing on our redemption date.

No appraisal rights

Holders of AR-CombiMatrix stock have no dissenters’ rights in connection with the split off.

DIAGRAM OF SPLIT OFF

CURRENT STRUCTURE

Holders of AR - Acacia Technologies Common Stock "ACTG"
Holders of AR - CombiMatrix Common Stock "CBMX"
ACACIA RESEARCH CORPORATION
Acacia Technologies Group
CombiMatrix Group

STRUCTURE IMMEDIATELY AFTER SEPARATION

Holders of AR - Acacia Technologies Common Stock "ACTG"
Holders of CombiMatrix Common Stock "CBMX"
Acacia Research Corporation (Consists of all of the business that was part of the Acacia Technologies group)
CombiMatrix Corporation (Consists of all of the business that was part of the CombiMatrix group)

SUMMARY HISTORICAL FINANCIAL DATA

In the table below, we provide you with selected historical consolidated financial data of CombiMatrix Corporation, which is consistent with the CombiMatrix Group historical financial data included in Acacia’s periodic reports filed with the Securities and Exchange Commission. We derived the historical consolidated financial data from our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and interim consolidated financial data from our unaudited consolidated financial statements included elsewhere in this prospectus. Amounts below are in thousands, except per share data.
	Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
Consolidated Statements of Operations Data:				(unaudited)
Revenues	$19,641	$8,033	$5,740	$1,245	$1,137
Operating expenses	(19,397)	(21,936)	(27,928)	(7,325)	(5,760)
Other income	330	1,335	2,193	(1,643)	2,528
Income (loss) before minority interests and income taxes:	574	(12,568)	(19,995)	(7,723)	(2,095)
Benefit for income taxes	136	167	34	34	-
Net income (loss)	$710	$(12,401)	$(19,961)	$(7,689)	$(2,095)
Pro forma net loss per share(1):
Basic and diluted			$(0.34)		$(0.04)

		December 31,			March 31,
		2005	2006		2007
Consolidated Balance Sheet Data:					(unaudited)
Cash, cash equivalents and short-term investments		$20,265	$14,341		$10,517
Working capital		19,185	11,960		9,002
Total assets		52,593	44,213		40,007
Total liabilities(2)		7,495	11,399		8,415
Allocated net worth		45,098	32,814		31,592

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(1)
Pro forma basic and diluted net loss per share has been computed by dividing net loss for the period by the number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of CombiMatrix Corporation as of the redemption date.

(2)
Total liabilities include the fair value of outstanding warrant agreements to purchase 1,879,888, 14,090,279 and 13,667,251 shares of AR-CombiMatrix common stock as of December 31, 2005 and 2006, and March 31, 2007, respectively. These warrants are classified as long-term liabilities primarily due to certain redemption features of the underlying AR-CombiMatrix common stock (see Note 11 to the consolidated financial statements included elsewhere in this prospectus). There are no such redemption features of the CombiMatrix Corporation common stock being registered herewith. However, due to certain provisions of the warrant agreements, which include requirements for us to issue registered common stock in the future to the warrant holders upon exercise of their warrants, we believe that the warrants do not meet the permanent equity classification requirements of generally accepted accounting principles. As a result, we believe the warrants will continue to be classified as long-term liabilities and will be marked to market at each balance sheet date until such time that the warrants have been registered.

Please refer to the factors affecting comparability listed in the “Selected Financial Data” section included below.

STOCK OPTIONS & WARRANTS

In connection with the split off, all outstanding stock options for the purchase of AR-CombiMatrix stock under the employee benefit plans of Acacia will accelerate and terminate, except AR-CombiMatrix stock options to purchase 3,458 shares at a weighted average exercise price of $14.53 per share of AR-CombiMatrix common stock issued to a former employee and a former consultant will be assumed under our 2006 Stock Incentive Plan and adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock. Each outstanding warrant to purchase shares of AR-CombiMatrix stock will be converted into a similar warrant to purchase shares of our common stock at the same exercise price, as adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock. As of May 14, 2007, there were outstanding warrants entitling their holders to purchase an aggregate of 23,838,648 shares of AR-CombiMatrix common stock at a weighted average exercise price of $0.86 per share, which will adjust to approximately 2,383,865 shares of our common stock at a weighted average exercise price of approximately $8.60 per share.

RISK FACTORS

An investment in our stock involves a number of risks. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly.

RISKS RELATED TO THE SPLIT OFF

AFTER THE SEPARATION, WE WILL BE REQUIRED TO RAISE CAPITAL ON A STAND-ALONE BASIS, AND WE WILL NOT HAVE THE BENEFIT OF ACACIA’S CONSOLIDATED FINANCIAL STRENGTH OR SIZE TO SUPPORT OUR CAPITAL NEEDS.

Before the separation, a substantial portion of our operations was financed by Acacia’s sales of AR-CombiMatrix stock. After the separation, we will be required to raise capital on a stand-alone basis. Although one of the purposes of the separation is to permit us to achieve what our management believes is the most appropriate capital structure for our businesses, there can be no assurance that this will be achieved, and the risk therefore exists that we may not be able to secure adequate debt or equity financing on desirable terms. If future developments in the capital markets adversely affect the biotechnology industry, we will not have the benefit of Acacia’s consolidated financial strength or size to support our capital needs.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF THE RESULTS OF COMBIMATRIX CORPORATION AS AN INDEPENDENT ENTITY, AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS.

The historical financial information included in this document may not reflect what our results of operations, financial position and cash flows would have been had we been an independent entity for the periods presented. Because the financial information included in this document reflects allocations for services provided to the CombiMatrix group by Acacia, these allocations may not reflect the costs we would have incurred for similar or incremental services as an independent entity. In addition, the historical financial information included in this document does not reflect transactions that have occurred since December 31, 2006, or that are expected to occur in connection with the separation. This historical financial information also may not be reliable as an indicator of future results.

AFTER THE SEPARATION, OUR COMMON STOCK MAY FAIL TO MEET THE INVESTING GUIDELINES OF INSTITUTIONAL INVESTORS, WHICH MAY NEGATIVELY AFFECT THE PRICE OF OUR COMMON STOCK AND IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF COMMON STOCK.

Some of the holders of AR-CombiMatrix stock are institutional investors bound by various investing guidelines. In some cases companies are selected by institutional investors based on factors such as market capitalization, industry, trading liquidity and financial condition. The separation will reduce Acacia’s market capitalization. As a result, our common stock that the holders of AR-CombiMatrix stock will receive in the separation may not meet the investing guidelines of some institutional investors. Consequently, these institutional investors may be required to sell the CombiMatrix Corporation common stock that they receive in the separation or the AR-CombiMatrix stock prior to the redemption date. A sufficient number of buyers may not be available in the market to absorb these potential sales. Consequently, the stock price of our common stock may fall. Any such decline could impair our ability to raise capital through future sales of common stock.

AS A RESULT OF THE REDEMPTION OF AR-COMBIMATRIX STOCK FOR THE COMMON STOCK OF COMBIMATRIX CORPORATION, COMBIMATRIX CORPORATION MAY BE SUBJECT TO CERTAIN TAX LIABILITY UNDER THE INTERNAL REVENUE CODE.

The distribution of our common stock in the redemption will be tax-free to Acacia Research Corporation and our company if the distribution qualifies under Sections 368 and 355 of the Internal Revenue Code. If the distribution fails to qualify for tax-free treatment under Sections 355 and 368 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which we are a part based upon the difference between the aggregate fair market value of our common stock at the time of the distribution over Acacia’s tax basis for such stock. We estimate such amount of such tax would be zero if the redemption were to occur on May 14, 2007, because the tax basis in such stock held by Acacia exceeds the fair market value of our stock. This could change if the market capitalization of AR-CombiMatrix stock increases above approximately $73 million.

The corporate level tax would be payable by Acacia, but in certain circumstances, we may be required to indemnify Acacia for such taxes pursuant to the tax allocation agreement. In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the Acacia consolidated group, including CombiMatrix Corporation, will be severally liable for these tax liabilities following the redemption. If we are found liable to the IRS, the resulting obligation could materially and adversely affect our financial condition. We have agreed to indemnify Acacia for this and other tax liabilities if they result from certain actions taken by our company or from the redemption (see“Material U.S. Federal Income Tax Consequences of the Split Off,” beginning on page 20).

We received a private letter ruling from the IRS to the effect that, among other things, the redemption would be tax free to Acacia and the holders of AR-Acacia Technologies stock and AR-CombiMatrix stock under Sections 368 and 355 of the Internal Revenue Code. The private letter ruling, while binding upon the IRS, was based upon factual representations and assumptions made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue or the facts upon which the private letter ruling was based were materially different from the facts at the time of the redemption.

We have received an opinion of counsel to the effect that the distribution will qualify under those portions of Sections 355 of the Internal Revenue Code that the IRS did not rule upon in the private letter ruling (see “Material U.S. Federal Income Tax Consequences of the Split Off,” beginning on page 20). However, in rendering the opinion, counsel relied upon certain representations by us and Acacia. We are not aware of any facts or circumstances that would cause any of those representations to be untrue. Nonetheless, if the redemption is taxable to Acacia as a result of representations being untrue that relate to an action or omission by CombiMatrix Corporation that occurs after the redemption, we must indemnify Acacia for any resulting tax-related liabilities. Likewise, if the redemption is taxable to CombiMatrix Corporation as a result of representations being untrue that relate to an action or omission by the Acacia that occurs after the redemption, then Acacia must indemnify us for any resulting tax-related liabilities.

WE MAY NOT BE ABLE TO ENGAGE IN DESIRABLE STRATEGIC TRANSACTIONS AND EQUITY ISSUANCES FOLLOWING THE SEPARATION.

Under Section 355(e) of the Internal Revenue Code, Acacia will recognize taxable gain on the separation if there are one or more acquisitions of our stock representing 50% or more of CombiMatrix stock (including either AR-CombiMatrix stock prior to the redemption, or common stock of CombiMatrix Corporation following the redemption) or AR-Acacia Technologies stock, measured by vote or value, and the stock acquisitions are found to be part of a plan or series of related transactions that includes the split off from the redemption. Our ability to issue additional equity or engage in other strategic transactions may be constrained because the issuance or acquisition of additional capital stock may cause the separation to be taxable to Acacia, and under the tax allocation agreement we would be required to indemnify Acacia against that tax. For a summary of Section 355(e) of the Internal Revenue Code, see “Material Federal Income Tax Consequences of the Split Off” beginning on page 20.
Based upon the current number of issued and outstanding shares of AR-CombiMatrix stock (59,569,769 shares), if more than 29,784,885 shares of AR-CombiMatrix stock were found to have been transferred or sold as part of a plan that includes the split off, then the split off would result in corporate tax to Acacia, and we could be liable to indemnify Acacia for that tax liability. Based upon the number of shares of AR-Acacia Technologies stock (28,712,620 shares) issued and outstanding on May 14, 2007, if more than 14,356,310 shares of AR-Acacia Technologies stock were found to have been transferred or sold as part of a plan that includes the split off, then the split off would result in corporate tax to Acacia, and we could be liable to indemnify Acacia for that tax liability. Generally, a transaction occurring more than two years before or more than two years after the redemption will not be deemed to be a part of a plan involving the split off. Any transactions occurring within that time period generally are presumed to be part of such a plan unless we can rebut that presumption. We do not believe that any transaction falling within the two-year period prior to the redemption has violated this rule.
If the redemption were to have occurred on May 14, 2007, then there would be 5,956,977 shares of our common stock issued and outstanding on May 14, 2007 (assuming each ten (10) shares of AR-CombiMatrix stock are redeemed for one (1) share of CombiMatrix Stock). We would be restricted in our ability to issue more than 2,978,489 shares (or 50%) of our common stock within the two years following the redemption, and Acacia would be restricted in its ability to issue more than 14,356,310 shares of its stock. Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

In addition, substantial uncertainty exists on the scope of Section 355(e), and we may undertake future transactions which may cause Section 355(e) to apply to the redemption based upon future IRS interpretations of the scope of Section 355(e) that we cannot anticipate at this time. Accordingly, we cannot be certain that we will not be liable for taxes as a result of the redemption.

FOLLOWING THE REDEMPTION OF AR-COMBIMATRIX STOCK FOR THE COMMON STOCK OF COMBIMATRIX CORPORATION, ACACIA RESEARCH CORPORATION AND COMBIMATRIX CORPORATION MAY BE SUBJECT TO CERTAIN TAX LIABILITY UNDER THE INTERNAL REVENUE CODE FOR ACTIONS TAKEN BY EITHER OF THEM FOLLOWING THE REDEMPTION.

Even if the distribution qualifies under Section 368 and 355 of the Internal Revenue Code, it will be taxable to Acacia if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) will apply if 50% or more of the AR-Acacia Technologies stock or CombiMatrix Corporation’s common stock, by vote or value, is acquired by one or more persons, other than the holders of AR-CombiMatrix stock who receive the common stock of CombiMatrix Corporation in the redemption, acting pursuant to a plan or a series of related transactions that includes the redemption (see the immediately preceding risk factor). Any shares of the AR-Acacia Technologies stock, the AR-CombiMatrix stock or the common stock of CombiMatrix Corporation acquired directly or indirectly within two years before or after the redemption generally are presumed to be part of such a plan unless we can rebut that presumption. To prevent applicability of Section 355(e) or to otherwise prevent the distribution from failing to qualify under Section 355 of the Internal Revenue Code, CombiMatrix Corporation has agreed that, until two years after the redemption, it will not take any of the following actions unless prior to taking such action, it has obtained (and provided to Acacia) a written opinion of tax counsel or a ruling from the Internal Revenue Service to the effect that such action will not cause the redemption to be taxable to Acacia:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of its assets;

•	redeem or repurchase its stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

ACACIA RESEARCH CORPORATION AND COMBIMATRIX CORPORATION MAY BE REQUIRED TO INDEMNIFY THE OTHER FOR TAX LIABILITY RESULTING FROM THE REDEMPTION OF AR-COMBIMATRIX STOCK FOR THE COMMON STOCK OF COMBIMATRIX CORPORATION, WHICH MAY INTERFERE WITH BOTH COMPANIES’ ABILITY TO ENGAGE IN DESIRABLE STRATEGIC TRANSACTIONS AND ISSUE THEIR EQUITY SECURITIES.

If Section 355(e) applies to the distribution because of some action or omission by Acacia or by CombiMatrix Corporation after the distribution, then it must indemnify the other for any resulting tax-related liabilities. The CombiMatrix Corporation will have to indemnify Acacia if the redemption becomes taxable to Acacia by failing to qualify under Section 355 of the Internal Revenue Code or from the application of Section 355(e) of the Internal Revenue Code as a result of these or any other transactions that it undertakes after the redemption. In the event that CombiMatrix Corporation were liable for such taxes, the payment would have a substantial and material adverse effect on its business, financial position and results of operations. Further, if the redemption becomes taxable to Acacia by failing to qualify under Section 355 of the Internal Revenue Code or from the application of Section 355(e) of the Internal Revenue Code as a result of these or any other transactions that Acacia undertakes before or after the redemption, then Acacia will be liable for such taxes without recourse against CombiMatrix Corporation. This obligation may discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our AR-CombiMatrix common stock, our future outstanding equity or our issuance of other equity securities. If we cannot engage in equity financing transactions because of these constraints, we may not be able to fund the working capital, capital expenditure and research and development requirements, as well as to make other investments. As a result, our business may be harmed.

COMBIMATRIX AND YOU WOULD HAVE FEDERAL INCOME TAX LIABILITIES IF THE TAX RULING WERE REVOKED.

We received a private letter ruling from the Internal Revenue Service, or the IRS, addressed to our company and Acacia to the effect that, among other things, the split off will be tax free to Acacia and the Acacia stockholders under Section 355 of the Internal Revenue Code of 1986. The private letter ruling, while binding upon the IRS, is based upon factual representations and assumptions made in the ruling request. If those factual representations and assumptions were incomplete or untrue in any material respect, or the facts upon which the private letter ruling is based are materially different from the facts at the time of the split off, the IRS could modify or revoke the private letter ruling retroactively. We are not aware of any facts or circumstances that would cause any of those representations to be untrue, nor do we believe the facts upon which the Private Letter Ruling were based are materially different from the facts we expect to exist at the time of the redemption.

If the split off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which Acacia is the common parent based upon the difference between the aggregate fair market value of our stock and the adjusted tax basis of such stock to Acacia prior to the split off. The corporate level tax would be payable by Acacia. We have agreed, however, to indemnify Acacia for this and other tax liabilities if they result from certain actions taken by us. Please see “Relationship Between Acacia and Our Company After the Split Off” for a more detailed discussion of the tax allocation agreement between Acacia and us. In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the Acacia consolidated group, including our company, is severally liable for these tax liabilities. If we are required to indemnify Acacia for these liabilities or we are otherwise found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition.

Additionally, if the split off were not to qualify under Section 355 of the Internal Revenue Code, then each owner of AR-CombiMatrix stock who receives shares of our common stock in the split off would be treated as if such stockholder received a taxable payment in exchange for his or her AR-CombiMatrix stock. The payment would be taxable as short-term or long-term capital gain, provided that the AR-CombiMatrix stock were held by the holder as a capital asset on the date of the payment. Capital gains are long term if the AR-CombiMatrix stock is held for more than twelve months at the time of the distribution. For individuals, the maximum federal income tax rate applicable to long-term capital gains is generally 15%. The amount of capital gain or loss would equal the difference between the stockholder’s adjusted tax basis in his AR-CombiMatrix stock and the fair market value of the common stock of our company received by the stockholder on the redemption date.

OUR COMMON STOCK WILL TRADE AS A NEW LISTING ON THE NASDAQ CAPITAL MARKET, AND IF THE PRICE OF OUR STOCK DOES NOT MEET THE MINIMUM REQUIREMENTS FOR STABILIZING ABOVE $4.00 PER SHARE, OUR STOCK MAY BE DELISTED FROM NASDAQ.
Although AR-CombiMatrix stock is currently traded on Nasdaq, our company will be subject to the new listing requirements of Nasdaq or another national exchange. As a result, we have submitted a new listing application for our stock to be traded on the Nasdaq Capital Market and received notification on May 16, 2007 that our listing application had been approved. Our common stock will be subject to the new listing requirements of Nasdaq that include a requirement that the stock initially trade above $4.00 per share. If the price of our common stock following the redemption does not stabilize at $4.00 or more per share, our stock may be delisted from Nasdaq. If we are delisted from Nasdaq, our stock will likely be traded on the Over-the-Counter Bulletin Board until we are able to meet the listing requirements of Nasdaq or another national exchange. Failure to maintain a market for our stock on Nasdaq or another national exchange will likely have a negative impact upon the trading price of our stock.

On April 23, 2007, Acacia Research Corporation received a Nasdaq Staff Deficiency Letter notifying us that their AR-CombiMatrix stock (trading symbol: CBMX) is not in compliance with the minimum trading price of the Nasdaq Global Market set forth in Marketplace Rule 4450(a)(5). To regain compliance, the closing trading price of AR-CombiMatrix stock must be $1.00 or more for ten consecutive trading days. Should the split off from Acacia not occur, the AR-CombiMatrix stock must regain compliance by October 22, 2007, in order to maintain the listing of the AR-CombiMatrix common stock. If the split off from Acacia occurs as planned, all of the AR-CombiMatrix common stock will be redeemed for shares of CombiMatrix Corporation common stock (at a redemption ratio of 10-to-1), which we intend to be listed separately on Nasdaq.

OUR SEPARATION AGREEMENTS WITH ACACIA REQUIRE US TO ASSUME THE PAST, PRESENT AND FUTURE LIABILITIES RELATED TO OUR BUSINESS AND MAY BE LESS FAVORABLE TO US THAN IF THEY HAD BEEN NEGOTIATED WITH UNAFFILIATED THIRD PARTIES.

We have negotiated and entered into our separation agreements with Acacia as a wholly owned subsidiary of Acacia. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we have agreed to indemnify Acacia for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities under the separation agreements. The past, present and future liabilities assumed by our company are the same as those previously allocated to the CombiMatrix group prior to the split off and reflected in our financial statements included in this report and previously disclosed by Acacia Research Corporation in its financial statements for the CombiMatrix group. Nonetheless, the allocation of assets and liabilities between Acacia and us may not reflect the allocation that would have been reached between two unaffiliated parties. See Relationship of Acacia Research Corporation and our Company After the Split-off” beginning on page 39.

HOLDERS OF TERMINATED AR-COMBIMATRIX STOCK OPTIONS COULD CLAIM THAT THE REDEMPTION WAS NOT A CHANGE IN CONTROL AS DEFINED IN THE STOCK OPTION PLANS, AND AS A RESULT, WE MAY BE REQUIRED TO DEFEND AGAINST CLAIMS.
The Acacia board of directors, acting as administrator of the CombiMatrix Corporation 1998 Stock Option Plan, CombiMatrix 2000 Stock Award Plan, and the 2002 CombiMatrix Stock Incentive Plan (the “plans”), determined that the redemption will be a “change in control” as defined under the plans and as a result of the change in control, all the outstanding options under those plans will become fully vested and will terminate on the redemption date, though the option holders will receive at least 35-days written notice prior to the redemption date and termination of their options. The Acacia board exercised authority to make such determination without consent of the option holders. If an option holder under a plan claims that the redemption does not constitute a change in control as defined in the plans, including how that term was defined prior to the amendments described on page 69, then we may be required to defend against such claims. Potential damages would be the difference between the exercise price under such options and the fair market value of our common stock subsequent to the redemption date, assuming that our common stock will appreciate from current levels and exceed the exercise price of the options, and also assuming the options would not have expired under their original terms. As of March 31, 2007, there were approximately 7.5 million outstanding AR-CombiMatrix stock options under the plans with a weighted average exercise price of $5.67, and none of these options were in the money as of March 31, 2007 or as of the date of this filing. While we cannot guaranty that an option holder will not bring a claim, we do not believe that such claims are likely, and we do not believe that the potential damages from any such claims are significant.

RISKS RELATED TO OUR BUSINESS

WE WILL NOT BE ABLE TO MEET OUR CASH REQUIREMENTS BEYOND MAY OF 2008 WITHOUT OBTAINING ADDITIONAL CAPITAL FROM EXTERNAL SOURCES, AND IF WE ARE UNABLE TO DO SO, WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.
As a result of our financings in 2006 with Oppenheimer & Co. and Cornell Capital, our cash and cash equivalent balances, anticipated cash flows from operations and other external sources of available credit would have been sufficient to meet our cash requirements through December 31, 2007. In order for us to continue as a going concern beyond this point, we were required to obtain capital from external sources. As a result, the audit opinion on our consolidated financial statements for the year ending December 31, 2006, includes a qualifying paragraph regarding our ability to continue as a going concern as described in Note 1 to the consolidated financial statements included in this prospectus. On May 4, 2007, Acacia executed a registered direct offering of $5.0 million of AR-CombiMatrix stock. We expect that the proceeds from this offering will allow us to meet our cash requirements through May 2008. We will continue to seek additional capital. If external financing sources are not available or are inadequate to fund our operations, it could result in reduced revenues and cash flows from the sales of our CustomArray products and services and/or could jeopardize our ability to launch, market and sell additional products and services necessary to grow and sustain our operations in order to eventually achieve profitability. You should review the additional information about our liquidity and capital resources in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this registration statement.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

We have sustained substantial losses since our inception resulting in consolidated accumulated net losses of $144.6 million and $146.7 million as of December 31, 2006 and March 31, 2007, respectively. We may never become profitable, or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur losses for the foreseeable future. Our consolidated cash and cash equivalents along with short-term investments totaled $14.3 million and $10.5 million at December 31, 2006 and March 31, 2007, respectively.

To date, we have relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified above that may deplete our capital resources more rapidly than anticipated. As a result, our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

THE CONTINUED DECLINE IN AR-COMBIMATRIX STOCK PRICE COULD RESULT IN A GOODWILL IMPAIRMENT.

Due to the recent decline in the AR-CombiMatrix stock, our market value as indicated by the trading of AR-CombiMatrix stock has approximated our book value at times during the fourth quarter of 2006 and the first quarter of 2007. During April 2007, our market value fell below our book value on several trading days, though our market value exceeds our book value by approximately $17.0 million as of May 14, 2007.  Should the AR-CombiMatrix stock continue to decline below its book value and if management concludes that the decline is other than temporary, our goodwill in the amount of $16.9 million as of December 31, 2006 and March 31, 2007, respectively, could be impaired.

BECAUSE OUR BUSINESS OPERATIONS ARE SUBJECT TO MANY UNCONTROLLABLE OUTSIDE INFLUENCES, WE MAY NOT SUCCEED.

Our business operations are subject to numerous risks from outside influences, including the following:

•
Technological advances may make our semiconductor based array technology obsolete or less competitive, and as a result, our revenue and the value of our assets could become obsolete or less competitive.

Our products and services are dependent upon our semiconductor based array technology. The semiconductor based array technology is an advancement in conventional arrays that are used for the same purpose. Current array technologies have revolutionized drug discovery and development, and we believe that our array technology provides characteristics, including flexibility, superior cost metrics, and performance, which address certain needs of the life sciences market which are not addressed by conventional arrays and offers the latest in technological advances in this area. Our products and services are substantially dependent upon our ability to offer the latest in semiconductor based array technology in the SNP genotyping, gene expression profiling and proteomic markets. We believe technological advances of conventional arrays and semiconductor based arrays are currently being developed by our existing competition and potential new competitors in the market, including Affymetrix, Inc., Agilent Technologies, Inc., Applera Corporation, Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Illumina, Inc., Johnson & Johnson, Nanogen, Inc., Orchid Biosciences, Inc., Roche Diagnostics GmbH and Sequenom, Inc. We also expect to face additional competition from new market entrants and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future. If these companies are able to offer technological advances to conventional arrays or semiconductor-based arrays, our products may become less valuable or even obsolete. While we continue to invest resources in research and development to enhance the technology of our products and services, we cannot provide any assurance that our competitors or new competitors will not enter the market with the same or similar technological advances before we are able to do so.

•	New environmental regulation may materially increase the net losses of our business.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. Any changes in these laws and regulations could increase our compliance costs, and as a result, could materially increase our net losses.

•	Our technologies face uncertain market value.

Our business includes the following technologies and products, some of which were recently introduced into the market: CustomArrayTM, DNA Microarray, 12K DNA expression array and related products, Design-on-DemandTM Arrays, NanoArrayTM technology and our Bench-Top DNA Microarray Synthesizer for CustomArrayTM. These technologies and products have not gained widespread market acceptance, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

Further, we are currently developing the following technologies and products, some of which have not yet been introduced into the market: (a) microarray technology for the detection of biological threat agents, (b) molecular diagnostics drug discovery and development using the CustomArray platform, and (c) additional products for the research and development and diagnostics markets including higher density arrays. The level of market acceptance of these technologies and products will have a significant impact upon our results of operations, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

•
We obtain components and raw materials from a limited number of sources, and the loss or interruption of our supply sources may adversely impact our ability to manufacture our products to meet our existing or future sales targets.

Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier’s variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all.

•	The foregoing outside influences may affect other risk factors described in this prospectus.

Any one of the foregoing outside influences may cause our company to need additional financing to meet the challenges presented or to compensate for a loss in revenue, and we may not be able to obtain the needed financing. Further, any one of the foregoing outside influences affecting our business could make it less likely that we will be able to gain acceptance of our array technology by researchers in the pharmaceutical, biotechnology and academic communities. See the heading “If our new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, our business will suffer” beginning on page 14 of this prospectus.

WE MAY HAVE TO ENTER INTO NEW STRATEGIC PARTNERSHIPS TO GENERATE REVENUE CONSISTENT WITH OUR OPERATING HISTORY OF WORKING WITH STRATEGIC PARTNERS SUCH AS ROCHE DIAGNOSTICS GMBH.

In March 2004, we completed all phases of our research and development agreement with Roche Diagnostics GmbH (“Roche”). As a result of completing all of our obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized all previously deferred Roche related contract revenues totaling $17,302,000 during the first quarter of 2004. To date, we have relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. Prior to 2004, we had been dependent on our arrangements with Roche and relied upon payments by Roche and other partners for a majority of our working capital needs. We intend to enter into additional strategic partnerships to develop and commercialize future products. We are deploying unproven technologies and continue to develop our commercial products. There can be no assurance that we will be able to implement our future plans. Our failure to achieve our plans would have a material adverse effect on our ability to achieve our intended business objectives.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods our revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our stock to decline. The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

•	our unpredictable revenue sources, as described below;

•	the nature, pricing and timing of our and our competitors’ products;

•	changes in our and our competitors’ research and development budgets;

•	expenses related to, and our ability to comply with, governmental regulations of our products and processes; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

We anticipate significant fixed expenses due in part to our need to continue to invest in product development. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period. As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

OUR REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM OUR FINANCIAL CONDITION.

The amount and timing of revenues that we may realize from our business will be unpredictable because:

•	whether our products and services are commercialized and generate revenues depends, in part, on the efforts and timing of our potential customers; and

•	our sales cycles may be lengthy.

As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our common stock may decline significantly.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF OUR STOCK.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. In addition, our stock has historically experienced greater price fluctuations than the biotechnology index of other Nasdaq listed stock. We believe that various factors may cause the market price of our stock to fluctuate, perhaps substantially, including, among others, announcements of:

•	our or our competitors’ technological innovations;

•	developments or disputes concerning patents or proprietary rights;

•	supply, manufacturing or distribution disruptions or other similar problems;

•	proposed laws regulating participants in the biotechnology industry;

•	developments in relationships with collaborative partners or customers;

•	our failure to meet or exceed securities analysts’ expectations of our financial results; or

•	a change in financial estimates or securities analysts’ recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm the business and financial results of our business.

WE ARE DEPLOYING NEW AND UNPROVEN TECHNOLOGIES, WHICH MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT, AND WE MAY BE FORCED TO CEASE OPERATIONS IF WE DO NOT DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS.

We have not proven our ability to commercialize products on a large scale. In order to successfully commercialize products on a large scale, we will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit our ability to develop and commercialize our products. For example, our products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. We may experience unforeseen technical complications in the processes we use to develop, manufacture, customize or receive orders for our products. These complications could materially delay or limit the use of products we attempt to commercialize, substantially increase the anticipated cost of our products or prevent us from implementing our processes at appropriate quality and scale levels, thereby causing our business to suffer.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, AND IF ADDITIONAL CAPITAL IS NOT AVAILABLE ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our future capital requirements will be substantial and will depend on many factors including how quickly we commercialize our products, the progress and scope of our collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause our available capital resources to be consumed significantly sooner than we expect.

We may be unable to raise sufficient additional capital on favorable terms or at all. If we fail to do so, we may have to curtail or cease operations or enter into agreements requiring us to relinquish rights to certain technologies, products or markets because we will not have the capital necessary to exploit them.

IF WE DO NOT ENTER INTO SUCCESSFUL PARTNERSHIPS AND COLLABORATIONS WITH OTHER COMPANIES, WE MAY NOT BE ABLE TO FULLY DEVELOP OUR TECHNOLOGIES OR PRODUCTS, AND OUR BUSINESS WOULD BE HARMED.

Since we do not possess all of the resources necessary to develop and commercialize products that may result from our technologies on a mass scale, we will need either to grow our sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support our products. We believe that we will have to enter into additional strategic partnerships to develop and commercialize future products. If we do not enter into adequate agreements, or if our existing arrangements or future agreements are not successful, our ability to develop and commercialize products will be impacted negatively, and our revenues will be adversely affected.

WE HAVE LIMITED EXPERIENCE COMMERCIALLY MANUFACTURING, MARKETING OR SELLING ANY OF OUR POTENTIAL PRODUCTS, AND UNLESS WE DEVELOP THESE CAPABILITIES, WE MAY NOT BE SUCCESSFUL.

Even if we are able to develop our products for commercial release on a large-scale, we have limited experience in manufacturing our products in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to commercially produce our products on a timely basis, in sufficient quantities or on commercially reasonable terms.

WE FACE INTENSE COMPETITION, AND WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL COMPETING IN THE MARKET.

We expect to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. We are also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and our competitors improve their current products.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Many of our competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than we have. Some of our competitors currently offer arrays with greater density than we do and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If we were not able to compete successfully, our business and financial condition would be materially harmed.

IF OUR NEW AND UNPROVEN TECHNOLOGY IS NOT USED BY RESEARCHERS IN THE PHARMACEUTICAL, BIOTECHNOLOGY AND ACADEMIC COMMUNITIES, OUR BUSINESS WILL SUFFER.

Our products may not gain market acceptance. In that event, it is unlikely that our business will succeed. Biotechnology and pharmaceutical companies and academic research centers have historically analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, our technologies are new and unproven. In order to be successful, our products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

•	the development of a market for our tools for the analysis of genetic variation and function, the study of proteins and other purposes;

•	the benefits and cost-effectiveness of our products relative to others available in the market;

•	our ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

•	our ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of our customers;

•
the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

•
the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of our product and services packages unless customers purchase or license our equipment for use in their own facilities.

IF THE MARKET FOR ANALYSIS OF GENOMIC INFORMATION DOES NOT DEVELOP OR IF GENOMIC INFORMATION IS NOT AVAILABLE TO OUR POTENTIAL CUSTOMERS, OUR BUSINESS WILL NOT SUCCEED.

We are designing our technology primarily for applications in the molecular diagnostics, biotechnology, pharmaceutical and academic communities. The usefulness of our technology depends in part upon the availability of genomic data. We are initially focusing on markets for analysis of genetic variation and function. These markets are new and emerging, and they may not develop as we anticipate, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by our customers or if our target markets do not emerge in a timely manner, or at all, demand for our products will not develop as we expect, and we may never become profitable.

IF THIRD-PARTY PAYORS, SUCH AS INSURANCE COMPANIES, MANAGED CARE ORGANIZATIONS AND MEDICARE, DO NOT PROVIDE REIMBURSEMENT FOR OUR PRODUCTS, THEIR COMMERCIAL VIABILITY MAY BE LIMITED.

Many of our diagnostic services are new and payors may choose not to reimburse patients for such tests. Each payor makes its own decision as to whether to establish a policy to reimburse for tests. If we are unable to garner broad payment support for our tests, we may have to ask patients to pay for tests themselves. This may reduce the use and ordering of our tests by physicians, and may limit our ability to fully realize the commercial value of our tests.

OUR PRODUCT DEVELOPMENT EFFORTS MAY BE HINDERED IF WE ARE UNABLE TO GAIN ACCESS TO PATIENTS’ TISSUE AND BLOOD SAMPLES.

The development of our diagnostic products requires access to tissue and blood samples from patients who have the diseases we are addressing. Our clinical development relies on our ability to secure access to these samples, as well as information pertaining to their associated clinical outcomes. Access to samples can be difficult since it may involve multiple levels of approval, complex usage rights, privacy rights, among other issues.

IF OUR CURRENT LABORATORY FACILITY BECOMES INOPERABLE OR LOSES CERTIFICATION, WE WILL BE UNABLE TO PERFORM OUR TESTS AND OUR BUSINESS WILL BE HARMED.

Our diagnostic tests are operated out of our CLIA certified laboratory in Irvine, California. Currently, we do not have a second certified laboratory. Should our only laboratory be unable to perform tests, for any reason, our business will be harmed.

OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED SERVICE OF OUR ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL.

There is intense competition for qualified personnel in our industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and could adversely affect our business and operating results. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our products and business or to replace engineers or other qualified personnel who may leave the group in the future. Our anticipated growth is expected to place increased demands on our resources and likely will require the addition of new management personnel.

THE EXPANSION OF OUR PRODUCT LINES MAY SUBJECT US TO REGULATION BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION AND FOREIGN REGULATORY AUTHORITIES, WHICH COULD PREVENT OR DELAY OUR INTRODUCTION OF NEW PRODUCTS.

If we manufacture, market or sell any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that we manufacture, market or sell for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that our success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until we obtain clearance or approval from the FDA and our foreign counterparts, as the case may be. Delays or failures in receiving these approvals may limit our ability to benefit from our new products.

AS OUR OPERATIONS EXPAND, OUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS WILL INCREASE, AND FAILURE TO COMPLY WITH THESE LAWS AND REGULATIONS COULD HARM OUR FINANCIAL RESULTS.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at our disposal sites, could expose our group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations. These types of events, if they occur, would adversely impact our financial results.

OUR BUSINESS DEPENDS ON ISSUED AND PENDING PATENTS, AND THE LOSS OF ANY PATENTS OR OUR FAILURE TO SECURE THE ISSUANCE OF PATENTS COVERING ELEMENTS OF OUR BUSINESS PROCESSES WOULD MATERIALLY HARM OUR BUSINESS AND FINANCIAL CONDITION.

Our success depends on our ability to protect and exploit our intellectual property. We currently have five patents issued in the United States, three patents issued in Europe, one patent issued in Australia, and 84 patent applications pending in the United States, Europe and elsewhere. The patents covering our core technology begin to expire January 5, 2018.

The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. Patent Applications that are filed outside the United States, however, are published approximately eighteen months after filing. Similarly, patent applications that are filed in the United States will be published approximately eighteen months after filing unless the applicant has opted out of publication and will not file any foreign applications on the same invention. Due to the confidential nature of the patent application process, we cannot determine in a timely manner whether patent applications covering technology that competes with our technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Considering our patent applications and those of others, some of our patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a court. In contrast, in foreign jurisdictions, the first to file on the invention will generally prevail on a priority contest. If we are unsuccessful in these invention ownership proceedings, we could be blocked from further developing, commercializing or selling products that fall under the scope of the claims of the patents that issue to others. Regardless of the ultimate outcome, this ownership determination process can be time-consuming and expensive.

ANY INABILITY TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGIES COULD MATERIALLY HARM OUR COMPETITIVE POSITION AND FINANCIAL RESULTS.

If we do not protect our intellectual property adequately, competitors may be able to use our technologies and erode any competitive advantage that we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of laws, rules and/or methods for defending intellectual property rights.

The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our existing patents and any future issued or granted patents we obtain may not be sufficiently broad in scope to prevent others from practicing our technologies or from developing competing products. There also is a risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may cause reexamination of our patents in the United States or may oppose our patents in Europe, either of which may result in narrower patent claims or cancellation of some or all of the patent claims, or invalidate our patents during enforcement proceedings, or our patents may fail to provide us with any competitive advantage. Enforcing our intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

We also rely upon trade secret protection of our confidential and proprietary information. While we have taken security measures to protect our proprietary information, these measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants still may disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

ANY LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY, OR ANY THIRD-PARTY CLAIMS OF INFRINGEMENT, COULD DIVERT SUBSTANTIAL TIME AND MONEY FROM OUR BUSINESS AND COULD SHUT DOWN SOME OF OUR OPERATIONS.
Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties. Many companies developing technology for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may claim that use of our technologies infringes their current or future patents. We could incur substantial costs and the attention of our management and technical personnel could be diverted while defending ourselves against any of these claims. We may incur the same liabilities in enforcing our patents against others. We have not made any provision in our financial plans for potential intellectual property related litigation, and we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

If parties making infringement claims against us are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. If we are unsuccessful in protecting and expanding the scope of our intellectual property rights, our competitors may be able to develop, commercialize and sell products that compete with us using similar technologies or obtain patents that could effectively block our ability to further develop, commercialize and sell our products. In the event of a successful claim of infringement against us, we may be required to pay substantial damages and either discontinue those aspects of our business involving the technology upon which we infringed or obtain one or more licenses from third parties. While we may license additional technology in the future, we may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products, and such attempts may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

WE COULD FACE SUBSTANTIAL LIABILITIES IF WE WERE SUED FOR PRODUCT LIABILITY.

Product liability claims could be filed, if someone were to allege that our product failed to perform as claimed. We may also be subject to liability for errors in the performance of our tests. Product liability claims could be substantial. Though we believe we carry sufficient liability insurance, defense of such a claim could be time consuming and could result in damages that are not covered by our insurance.

A FORMER VICE PRESIDENT OF COMBIMATRIX CORPORATION HAS FILED A COMPLAINT AGAINST THE COMPANY WITH THE U.S. DEPARTMENT OF LABOR ALLEGING THAT HE WAS WRONGFULLY TERMINATED.

A former Vice President of CombiMatrix Corporation, following his termination of employment, filed a complaint with the U.S. Department of Labor alleging that his employment was terminated out of fear the former employee would report the Company’s failure to disclose certain information to be disclosed to the public. See the section titled “Legal Proceedings” on page 39 of this prospectus. This complaint was filed following a letter to the Board of Directors of Acacia Research Corporation containing the same allegations. Following an internal investigation in conjunction with Acacia’s outside counsel, Acacia’s Audit Committee was not able to verify any of the allegations made by the former employee. Nonetheless, in an abundance of caution, the Audit Committee engaged an independent counsel to conduct an investigation of the allegations. The Audit Committee concluded that there was no merit to the allegations based upon the findings of independent counsel. Management does not believe the allegations have any merit, nor does management believe the resolution of this matter will have any material affect upon the financial statements or other information included in this prospectus.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY SELLING PRODUCTS AND SERVICES, WE CANNOT ASSURE THAT OUR OPERATIONS WILL BE PROFITABLE.

We commenced operations in 1996 and began commercialization of our CustomArray platform in 2004 and accordingly, have a limited operating history generating revenues from products and services. In addition, we are still developing our product and service offerings and you should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

We have sustained substantial losses since our inception. If we continue to incur operating losses in future periods, we may not have enough money to expand our business and our subsidiary companies’ businesses in the future.

FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD PLACE STRAINS ON OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES AND COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies’ businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO EXPAND OUR ORGANIZATION TO MATCH THE GROWTH OF OUR SUBSIDIARIES.

As our subsidiaries grow, the administrative demands upon our management will grow, and our success will depend upon our ability to meet those demands. These demands include increased accounting, management, legal services, staff support for our board of directors, and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business and operating results.

THE AVAILABILITY OF SHARES FOR SALE IN THE FUTURE COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

DELAWARE LAW, OUR CHARTER DOCUMENTS AND THE INDEMNITY PROVISIONS UNDER THE TAX ALLOCATION AGREEMENT CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF COMBIMATRIX CORPORATION THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions are discussed fully in the section titled “Delaware Anti-takeover Law and Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws” beginning on page 24, incorporated herein by reference.

Pursuant to the indemnity provisions of the tax allocation agreement between Acacia and the Company, an acquisition or further issuance of the Company’s equity securities that triggers the application of Section 355(e) of the Code may require the Company to indemnify Acacia for the resulting tax. If the Distribution does not constitute a tax-free spin-off under Section 355 of the Code or a tax-free reorganization under Section 368 of the Code, either as a result of actions taken in connection with the distribution or as a result of subsequent acquisitions of shares of Acacia or Our common stock, then Acacia and/or Acacia shareholders may be responsible for payment of U.S. federal income taxes.”

These provisions could have the effect of delaying, deferring or preventing a change in control of the Company, adversely affect the ability of our stockholders to receive a premium price for their stock, discourage others from making tender offers for the Company’s shares, lower the market price of the Company’s stock or impede the ability of the Company’s stockholders to change the Company’s management, even if such changes would be beneficial to these stockholders.

THE SPLIT OFF

GENERAL

Under the terms of Acacia’s charter, the Acacia board of directors may redeem, on a pro rata basis, all of the outstanding shares of Acacia’s AR-CombiMatrix stock for all of the outstanding shares owned by Acacia of one or more subsidiaries that hold all of the assets and liabilities attributed to Acacia’s CombiMatrix group (and hold no other material assets or liabilities). Acacia elected to exercise the right under its charter to redeem all outstanding shares of AR-CombiMatrix stock for shares of CombiMatrix Corporation common stock.

THE REDEMPTION; EXCHANGE RATIO

The redemption date is scheduled to occur at 9:00 a.m., New York City time, on *. On the redemption date, every ten shares of AR-CombiMatrix stock will be redeemed for one share of our common stock. NO VOTE IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SPLIT OFF, AND HOLDERS OF AR-COMBIMATRIX STOCK HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE SPLIT OFF.

From and after the redemption date, all of your rights as a holder of AR-CombiMatrix stock shall cease, except for the right, upon the surrender to the exchange agent of your shares of AR-CombiMatrix stock, to receive shares of our common stock of a corresponding series. We will deliver or make available to all holders of AR-CombiMatrix stock, from and after the redemption date, a letter of transmittal with which to surrender their shares in the redemption in exchange for shares of the appropriate series of our common stock and/or cash in lieu of fractional shares described below.

No fractional shares will be issued. If following the redemption, any stockholder holds less than ten shares of AR-CombiMatrix common stock, Acacia Research Corporation will pay to such stockholder the cash value of such AR-CombiMatrix stock based upon the market value of such stock on the redemption date, in accordance with the amended and restated certificate of incorporation. Payment will be made upon surrender of the certificates for such shares to the company.

In addition, each option to purchase shares of AR-CombiMatrix stock, including stock options issued and outstanding under employee stock incentive plans on the redemption date, shall become fully vested and exercisable immediately prior to and contingent upon the consummation of the split-off. Each outstanding warrant to purchase shares of AR-CombiMatrix stock will be converted into a similar warrant to purchase shares of our common stock at the same exercise price, as adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock.

We will bear one-half of the costs and expenses of distribution incurred by us as a result of the split off, which we estimate will be $350,000. The other half will be borne by Acacia.

REASONS FOR THE SPLIT OFF

On January 9, 2006, Acacia announced that its board of directors had voted to exercise Acacia’s right under its charter to split off its CombiMatrix group subject to certain conditions. The business associated with the Acacia Technologies group is significantly different than our business and can create conflicts between customers and the business of Acacia. The business of the Acacia Technologies group includes significant patent litigation that, by its nature, creates financial risks not otherwise associated with the CombiMatrix group or our company following the redemption. The split off will significantly reduce those future risks from impacting our business.

RESULTS OF THE SPLIT OFF

Upon consummation of the split off, we will be an independent public company owning and operating all of the businesses currently attributed to Acacia’s CombiMatrix group. Immediately after the split off, we expect to have approximately 5,956,977 shares of our common stock outstanding, based upon the number of record holders and outstanding shares of AR-CombiMatrix stock on May 14, 2007, and assuming no exercise of outstanding stock options or warrants. The actual number of shares of our common stock to be distributed will be determined on the redemption date.

For information regarding options to purchase our common stock that will be outstanding after the split off, see “DESCRIPTION OF CAPITAL STOCK” below.

REDEMPTION PROCEDURE

Pursuant to Acacia’s charter, from and after the redemption date, all rights of a holder of shares of AR-CombiMatrix stock shall cease, except for the right to receive shares of our common stock in exchange therefor. We will deliver to the holders of record of shares of AR-CombiMatrix stock on the redemption date a letter of transmittal containing written instructions for exchanging their shares for shares of our common stock. From and after the redemption date, letters of transmittal will also be available from the exchange agent.

For example, a holder of shares of AR-CombiMatrix stock that does not surrender those shares for redemption following the redemption date shall not be entitled to receive dividends or distributions paid on our common stock until he or she surrenders his or her shares of AR-CombiMatrix stock for redemption to the exchange agent. From and after the redemption date, we will be entitled to treat outstanding shares of AR-CombiMatrix stock that have not been surrendered for redemption as shares of our common stock for all relevant purposes.

SHARES OF AR-COMBIMATRIX STOCK MAY NOT BE SURRENDERED FOR REDEMPTION PRIOR TO THE REDEMPTION DATE.

TRANSFER TAXES

Holders who surrender their shares in the redemption will not be obligated to pay any transfer taxes in connection with the split off.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT OFF

The following discussion summarizes the material U.S. federal income tax consequences of our split off from Acacia. This discussion is of a general nature and does not purport to deal with all tax considerations that may be relevant to a holder in light of his particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as tax-exempt entities, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire AR-CombiMatrix stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, insurance companies, certain financial institutions, dealers in securities or foreign currencies, persons holding AR-CombiMatrix stock as part of a hedge, U.S. holders whose functional currency is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons subject to the alternative minimum tax; or holders of options granted under any Acacia benefit plan). Additionally, this summary does not address the U.S. federal income tax consequences to those holders of AR-CombiMatrix stock who do not hold their AR-CombiMatrix stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and interpretations of the Code and the Treasury regulations by the courts and the IRS in effect as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis.

HOLDERS OF AR-COMBIMATRIX STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE SPLIT OFF TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Acacia has received a private letter ruling from the Internal Revenue Service, or the IRS, to the effect that the redemption will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355(a)(1) and 368(a)(1)(D) of the Internal Revenue Code, or the Code. Further, as discussed below, it is the opinion of Greenberg Traurig, LLP that, for U.S. federal income tax purposes, the redemption will qualify as a tax free redemption under those material aspects of Section 355 of the Code not addressed by the IRS in the private letter ruling.

The IRS ruled that the tax consequences of the redemption are as follows:

•  Acacia will not recognize any gain or loss upon the redemption;

•  Our company will not recognize any gain or loss upon the redemption;

•  No gain or loss will be recognized by, or be includable in the income of, a holder of AR-CombiMatrix stock solely as the result of the receipt of our common stock in the redemption, except, as described below, in connection with cash received in lieu of fractional shares of our common stock;1

•  The tax basis of our common stock in the hands of the holders of AR-CombiMatrix stock immediately after the redemption will be the same as the tax basis of the AR-CombiMatrix stock immediately before the redemption;

•  The holding period of our common stock received by holders of AR-CombiMatrix stock will include the holding period of their AR-CombiMatrix stock, provided that such AR-CombiMatrix stock is held as a capital asset on the date of the redemption;

1 The IRS excluded from this ruling less than one percent of the AR-CombiMatrix stock issued on October 19, 2001 (“Hot Stock”), which had been issued less than five years prior to the ruling on August 30, 2006. Because five years have now passed since the issuance of the stock on October 19, 2001, we do not believe the IRS would exclude this stock from its ruling if the ruling were given as of the date of this prospectus.

•  If the holder of AR-CombiMatrix stock holds such stock as a capital asset, the shares of common stock of CombiMatrix Corporation issued on the redemption for such shares of AR-CombiMatrix stock will be deemed a capital asset on the date of the redemption.

Holders of AR-CombiMatrix stock who receive cash from the redemption agent in lieu of fractional shares will recognize gain or loss equal to the difference between the cash received and the holder’s basis in such fractional share interest. Such gain or loss will be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder. No holder will receive cash for more than nine shares of AR-CombiMatrix stock, and therefore any gain or loss recognized would not exceed the market value of nine shares of AR-CombiMatrix stock paid to such holder in cash.

Although the private letter ruling is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions on our behalf with respect to future operations made in the ruling request. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue, and Acacia has represented that it is not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

Further, we obtained a limited opinion from our outside legal counsel, Greenberg Traurig, LLP, of the following material tax implications of the redemption not addressed in the private letter ruling:

•  The Redemption will be carried out for a corporate business purpose within the meaning of Treasury Regulation Section 1.355-2(b).

•  The Redemption will not be treated as principally used as a device to distribute earnings and profits.

•  Section 355(e) of the Code will not apply to the Redemption.

•  The stock defined as “Hot Stock” in the private letter ruling will be treated like all other AR-CombiMatrix stock referred to in the private letter ruling.

The opinion of Greenberg Traurig, LLP is not binding on the IRS or the courts. Whether a split off qualifies as tax-free depends in part upon the reasons for the split off and the satisfaction of numerous other fact-based requirements. In rendering the above opinion regarding the tax-free status of the split off, Greenberg Traurig, LLP relied, in part, upon Acacia’s and our company’s representations as to these factual matters. The opinion may not be relied upon if those representations are incorrect or incomplete in any material respect. We are not aware of any facts or circumstances that would cause such representations to be incorrect or incomplete in any material respect, and Acacia has represented that it is not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

If the redemption were not to qualify for tax-free treatment under Section 355 of the Code, then, in general, a corporate tax (which would be very substantial) would be payable by the consolidated group of which Acacia is the parent. This corporate tax would be based on the excess of the fair market value of our common stock at the time of the redemption over Acacia’s tax basis for such stock. We have agreed to indemnify Acacia for this and other tax liabilities if they result from certain actions taken by us. Please see “Relationship of Acacia and Our Company After the Split Off” beginning on page 39 for a more detailed discussion of the tax allocation agreement between Acacia and us. Also, under the Internal Revenue Code’s consolidated return regulations, each member of Acacia’s consolidated group (including our company) is severally liable for these tax liabilities. If we are required to indemnify Acacia for these liabilities or otherwise are found liable to the IRS for these liabilities, the resulting obligation could materially adversely affect our financial condition.

Additionally, if the redemption failed to qualify for tax-free treatment under Section 355 of the Internal Revenue Code, each holder of AR-CombiMatrix stock who receives shares of our common stock in the redemption would be treated as if such holder received a taxable payment in exchange for his AR-CombiMatrix stock. The payment would be taxable as short-term or long-term capital gain, provided that the AR-CombiMatrix stock were held by the holder as a capital asset on the date of the payment. Capital gains are long term if the AR-CombiMatrix stock is held for more than twelve months at the time of the redemption. For individuals, the maximum federal income tax rate applicable to long-term capital gains is generally 15%. The amount of capital gain or loss would equal the difference between the holder’s adjusted tax basis in his AR-CombiMatrix stock and the fair market value of the common stock of our company received by the holder on the date it is received. The holder’s tax basis in the common stock of our company received in the redemption would equal the fair market value of such stock on the date of the redemption, and the holder’s holding period for the shares of our common stock would begin on the day after the date of the redemption.

Even if the redemption otherwise qualifies for tax-free treatment under Section 355 of the Code, the redemption may become taxable to Acacia pursuant to Section 355(e) of the Code if 50% or more (by vote or value) of the stock of Acacia or us were acquired, directly or indirectly, as part of a plan or series of related transactions that include the redemption. For this purpose, acquisitions (including acquisitions which are neither planned nor accepted or recommended by the management of the company whose stock is acquired) of Acacia’s stock or our stock within two years before or after the redemption are presumed to be part of such a plan, although Acacia or we may rebut that presumption. In connection with the request for the IRS private letter ruling and the opinion of Greenberg Traurig, LLP, Acacia and we have represented that the redemption is not part of any such plan or series of related transactions. If such an acquisition of our stock or Acacia’s stock triggers the application of Section 355(e), Acacia would recognize taxable gain to the extent that the fair market value of our stock at the time of the redemption exceeds Acacia’s tax basis for such stock. But the redemption in such circumstances will remain tax-free to each holder of AR-CombiMatrix stock. Under the tax allocation agreement between Acacia and us, Acacia would be responsible for the payment of the tax liability resulting from an acquisition of Acacia’s stock, and we would be required to reimburse Acacia for the payment of the tax liability resulting from an acquisition of our stock. Such tax liability would be substantial, and there is no assurance that Acacia or our company would be able to satisfy its obligation under the tax allocation agreement.

Current U.S. Treasury regulations require each “significant” AR-CombiMatrix shareholder that receives stock in the Split Off to attach to the shareholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Split Off. A “significant” shareholder for these purposes includes a holder of AR-CombiMatrix shares that immediately before the consummation of the Split off owned: (i) at least 5% (by vote or value) of the total outstanding stock of Acacia or (ii) securities in Acacia with a basis of $1,000,000 or more. Shortly after the consummation of the Split Off, Acacia will provide these “significant” shareholders who will receive Our common stock in the Split Off with the information necessary to comply with that requirement and each such shareholder is required to retain permanent records of this information.

LISTING AND TRADING OF OUR COMMON STOCK

Although there is a market for AR-CombiMatrix stock, there is currently no public market for CombiMatrix Corporation’s common stock as we are currently a wholly owned subsidiary of Acacia. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CBMX” and on May 16, 2007, received notification from Nasdaq that our listing application and stock symbol had been approved and reserved.

We cannot assure you as to the price at which our common stock will trade following the redemption. The trading prices of our common stock after the split off may be less than, equal to or greater than the trading price of AR-CombiMatrix stock prior to the split off.

Shares of our common stock issued in redemption of AR-CombiMatrix stock will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the split off generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and the provisions of our restated certificate of incorporation and amended and restated bylaws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete. We refer you to the restated certificate of incorporation and amended and restated bylaws that we have filed with the SEC as exhibits to our registration statement, of which this prospectus is a part.

Our authorized capital stock consists of 180,000,000 shares of common stock, $0.001 par value, and 30,000,000 shares of preferred stock, $0.001 par value. Currently, there are 100,000,000 shares of AR-CombiMatrix stock authorized. Because (a) the holders of AR-CombiMatrix stock will receive only one share of our common stock for every ten shares of AR-CombiMatrix stock, and (b) there are a higher number of shares authorized to be issued by our company than AR-CombiMatrix stock, holders of common stock of CombiMatrix Corporation may experience dilution in the future without our company having to obtain stockholder consent to an increase in the number of authorized shares of stock greater than the holders of AR-CombiMatrix stock.

COMMON STOCK

As of May 14, 2007, there were 100 shares of common stock outstanding and held by one stockholder of record. As of the redemption date, we expect about 5,956,977 shares of our common stock to be issued and outstanding based upon the number of shares of AR-CombiMatrix common stock issued and outstanding and assuming no exercise of outstanding options, warrants or other derivative securities.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. The holders of AR-CombiMatrix Corporation are common stockholders of Acacia Research Corporation and the holders of our common stock are stockholders of only CombiMatrix Corporation. The holders of AR-CombiMatrix stock have voting rights in Acacia Research Corporation that are relative to the trading price of the AR-CombiMatrix stock and the AR-Acacia Technologies stock, while the holders of our common stock have one vote per share without regard to its trading price.

Currently, the holders of AR-CombiMatrix stock do not vote on the election of directors of CombiMatrix Corporation. Directors of CombiMatrix Corporation are elected by Acacia Research Corporation as the sole shareholder, as determined by the Board of Directors of Acacia Research Corporation. Holders of AR-CombiMatrix stock must vote for directors of Acacia Research Corporation together with holders of AR-Acacia Technologies stock, and as a result, a majority of AR-CombiMatrix stock do not elect directors of Acacia Research Corporation.

Our directors are elected annually by the stockholders. Our directors may be removed either (a) by a majority of the directors then in office with approval of majority of the common stockholders, or (b) by at least two-thirds of the common stockholders. The directors of Acacia Research Corporation serve three different staggered terms of three years each and may be removed by a majority vote of stockholders.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose. See “Market price of and dividends on common equity and related stockholder matters.” Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Following completion of this offering, no holder of common stock will have any preemptive or conversion right or other subscription right, and there are no redemption or sinking funds provisions applicable to the common stock. Currently, Acacia Research Corporation has the right to redeem all the AR-CombiMatrix stock for cash or property. We do not have the right to redeem our common stock for cash or property. Further, Acacia Research Corporation has the right to convert AR-CombiMatrix stock into AR-Acacia Technologies stock. We do not have any similar rights with respect to different classes of our stock, and following the redemption of AR-CombiMatrix stock for our common stock, Acacia Research Corporation will no longer have any such right of redemption or conversion with respect to our common stock.

All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Except as discussed above, the holders of our common stock have the same material rights as the holders of AR-CombiMatrix stock have in the CombiMatrix group of Acacia Research Corporation.

PREFERRED STOCK

Currently there are no shares of our preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions of our preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

WARRANTS

As of May 14, 2007, there were outstanding warrants entitling their holders to purchase an aggregate of 23,838,648 shares of AR-CombiMatrix common stock at a weighted average exercise price of $0.86 per share. Each such warrant shall, as of the redemption date, entitle each holder thereof to purchase the same number of shares of our common stock at the same exercise price currently contained in each such warrant, as adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock.

REGISTRATION RIGHTS

As of May 14, 2007, the holders of warrants to purchase 21,958,760 shares of AR-CombiMatrix stock have the right to cause our company to file a registration statement to register the resale of the common stock underlying such warrants following their conversion to CombiMatrix Corporation common stock, within 30 days following the Redemption Date. In the event that we fail to so file the resale registration statement within 30 days of the Redemption Date, then we are required to make pro rata payments to each holder in an amount equal to 1.0% of the fair market value of CombiMatrix Corporation common stock issuable upon the exercise of such holder’s warrants.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

Provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could make more difficult the acquisition of our company by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation could result in an improvement of their terms.

Delaware Takeover Statute

We are subject to Section 203 of Delaware Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•
on or subsequent to the date the person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special stockholders meeting by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholders.

A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. We do not believe Acacia is subject to the provisions of Section 203 because it has owned more than 15% of our common stock for more than three years.

Certificate of Incorporation and Bylaw Provisions

Provisions of our amended and restated certificate of incorporation or our amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control.

In particular, our amended and restated certificate of incorporation and bylaws provide for the following:

•	Written Consent of Stockholders

Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

•	Special Meetings of Stockholders

Special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors or a majority of the members of the board of directors.

•	Advance Notice Requirement

Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, stockholder proposals may be brought before the annual meeting of stockholders by delivering timely notice within a 60-day window beginning 180 days prior to the date, which we first mailed our proxy materials for the prior year’s annual meeting. In contrast, nominations for the board of directors must be timely received by our company within a 40-day window beginning 120 days prior to the date, which we first mailed our proxy materials for the prior year’s annual meeting. Such proposals, including nominations for directors, may be brought before the annual meeting of stockholders of Acacia Research Corporation by delivering timely notice within a 60-day window beginning 120 days prior to the first anniversary of the prior year’s meeting.

•	Amendment of Bylaws and Certificate of Incorporation

Our Board of Directors has the power to alter, amend or repeal our bylaws. The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our bylaws by stockholder action. The approval of a majority of the outstanding shares entitled to vote is required to amend the provisions of our amended and restated certificate of incorporation. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

•	Issuance of Undesignated Preferred Stock

Our board of directors is authorized to issue, without further action by the stockholders, up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. In contrast, Acacia Research Corporation is authorized to issue only 10,000,000 shares of preferred stock.

INDEMNIFICATION

Our amended and restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify our officers and directors to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

Our amended and restated certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors except to the extent that an exemption or limitation of liability is not permitted under Delaware Law, as in effect from time to time. Delaware Law currently provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Delaware Law; or

•	for any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DESCRIPTION OF BUSINESS

OVERVIEW

We are seeking to become a diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products and services could be utilized. The technologies we have developed include a platform technology to rapidly produce customizable, in-situ synthesized, oligonucleotide arrays for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. We have also developed the capabilities of producing arrays that utilize bacterial artificial chromosomes on our arrays, also enabling genetic analysis. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs.

Through the year ended December 31, 2005, our life sciences business included our two subsidiaries, CombiMatrix Molecular Diagnostics, Inc. and CombiMatrix K.K. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party, and we continue to retain a 33% ownership interest. CombiMatrix K.K., is a Japanese corporation located in Tokyo, Japan, and has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market. Based upon the annual financial statements for the year ended December 31, 2005, this sale did not constitute the sale of a “significant subsidiary” as that term is defined by the Commission in Rule 1-02 of Regulation S-X. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics.

BUSINESS

Technologies

•	Semiconductor Based Array

Our semiconductor based array technology enables the rapid, parallel synthesis, immobilization and detection of molecules and materials at discrete electrodes on a semiconductor chip. These chips, also known as microelectrode arrays, are used in multiple applications in the areas described above. Our technology integrates semiconductor micro-fabrication, proprietary software, chemistry and hardware into systems that we believe will enable us, our customers and our partners to design and fabricate arrays for biological, diagnostic, material sciences and nanotechnology applications, typically within a few days. Our system should enable researchers to conduct rapid, iterative experiments in each of these fields.

The primary use of this technology is the fabrication of oligonucleotide arrays. Oligonucleotides are short sequences of DNA, which when synthesized in an array format, can be used to perform several types of genetic analysis. The most common types of analyses using these arrays are the evaluation of gene expression or the identification of mutations. Gene expression is the term used to describe the identification of genes in cell that are expressed or not expressed or “active” or “inactive.” By evaluating the expression patterns of normal cells versus suspected diseased cells (for example a growth) one may be able to diagnose that disease and also provide information on how to address that disease. Abnormal expression patterns have been implicated for a number of diseases.

Mutation analysis is the identification of specific changes the sequence of DNA that may be linked to particular diseases or drug responses. By identifying a specific mutation in an individual’s genome, it may be possible to identify a disease, pre-disposition to disease or potential drug response.

•	Bacterial Artificial Chromosome Arrays (or “BAC” Arrays)

Our BAC Arrays enable us to perform comparative genomic hybridization (or “CGH”) studies to evaluate gross genetic anomalies in genomes. These arrays incorporate BACs, which are fragments of DNA that have been cloned or manufactured in a bacteria. These fragments can be placed on a substrate, in our case a chemically modified glass slide. These BACs are either developed by us or obtained through other sources. We utilize these arrays to perform CGH analysis in a diagnostic and research setting to identify genetic imbalances in the form of copy number differences. CGH analysis allows us to compare the genomic DNA of a normal individual with that of an individual who may have a disease. This type of analysis evaluates the genes rather than the expression of those genes. CGH analysis is useful in evaluating gross defects in an individual’s genome, such as copy number differences. Copy number differences are situations where a gene or a large portion of a gene is missing or an extra copy exists.

Utilizing these array technologies, we are engaged in three strategic business areas:

1.	The development of services and products in the field of molecular diagnostics,

2.	The development, manufacture and sale of research tools and services to life sciences researchers, and

3.	The development, manufacture and sale of biosensor systems and technology for national defense and homeland security.

•	Technologies and Compound Libraries for Oncological Drug Development

Through our minority ownership of Leuchemix, Inc., our company has access to proprietary compounds that have been shown to be cytotoxic towards certain cancers in vitro and in vivo. Many of these compounds were discovered through combinatorial chemistry, natural product chemistry and certain cellular screening assays. Leuchemix, Inc. has access to state of the art laboratories and equipment, which includes flow cytometry, molecular biology and cell culture facilities. In addition, Leuchemix, Inc. has access to a bank of over 150 primary leukemia specimens and a panel of 15 leukemia and lymphoma cell lines as well as several xenogenic animal model systems. Leuchemix also has licensed proprietary compounds and compound libraries, which are being developed as drugs against a number of oncology indications including hematological disorders as well as solid tumors.

MARKET OVERVIEW

The markets for our products and services include pharmaceutical and biotechnology markets (also referred to as life sciences), molecular diagnostics, national defense and homeland security applications. In the future, if we are successful in developing approved drugs either internally or through our investments in companies such as Leuchemix, Inc., our market opportunities will expand to include pharmacies, physicians, hospitals, patients and other consumers of therapeutics. In addition, there may be opportunities for our products and services to address consumer-based genetic analysis as that market develops. At this time, the majority of our commercial efforts are focused on developing and marketing molecular diagnostics services.

General Overview of Molecular Diagnostics, Life Sciences and Pharmaceutical Industries

The molecular diagnostics market is a sub-segment of the overall diagnostics market. Molecular diagnostics, within the context of this discussion, refers to the use of genetic analysis of individuals to make medical decisions in the diagnosis of disease as well as the management of patients. The sequencing of the human genome and associated research as well as advances in technology are enabling the growth of this market. Most experts believe that over the next few decades, the use of molecular diagnostics will grow rapidly and will have a revolutionary impact on the way medicine is practiced.

Additionally, the pharmaceutical and biotechnology industries continue to face increasing costs and risks in the drug discovery, development and commercialization process. A primary component of the cost is the effort expended on drugs that failed to meet clinical and regulatory requirements due to a poor safety profile, efficacy in a small fraction of the patient population, or other similar reasons. By identifying patients who are more likely to respond favorably to a drug (and excluding those that will either not respond or have an adverse response), the potential market for the drug is decreased but the chance of achieving regulatory approval is increased. Stratification of patient populations can be performed by analysis of blood or tissue of patients for genetic biomarkers or expression patterns that are characteristic of responders and non-responders.

While there are multiple technologies being developed to address the noted molecular diagnostic applications, we feel that our technology and products are ideally suited to aid in many of these market segments.

Genes and Proteins

The human body is composed of billions of cells each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual’s DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is composed of a strand of four types of nucleotide bases, referred to as A, C, G and T. The bases of one DNA strand bind to the bases of the other strand in a specific fashion to form base pairs: the base A always binds with the base T and the base G always binds with the base C.

The human genome has approximately 3.0 billion nucleotides and their precise order is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function and the development of individual traits and are involved in many diseases. Abnormal variations in the sequence of a gene, in the level of gene expression, or large anomalies (such as deletions, extra genes, etc.) can interfere with the normal physiology of particular cells and lead to a disease, a predisposition to a disease or an adverse response to drugs.

Genes and Molecular Diagnostics

There are a number of types of genetic analysis that can be useful in a diagnostic context. They include (i) gene expression profiling, (ii) comparative genomic hybridization, (iii) and mutation analysis. For many diagnostic applications using the above paradigms, it is only necessary to analyze either only one or a small number of genetic factors. For such situations, there are a number of ubiquitous techniques to perform the analysis. However, when a larger number of genetic factors need to be analyzed to make a medical decision, the most efficient method of analysis is a microarray. We feel that our microarrays provide advantages over other microarrays for molecular diagnostic applications.

Gene Expression Profiling

Gene expression profiling is the process of determining which genes are active in a specific cell or group of cells and is accomplished by measuring mRNA, the intermediary between genes and proteins. By comparing gene expression patterns between cells from normal tissue and cells from diseased tissue, researchers may identify specific genes or groups of genes that play a role in the presence of disease. Studies of this type, used in drug discovery, require monitoring thousands, and preferably tens of thousands, of mRNAs in large numbers of samples. As the correlation between gene expression patterns and specific diseases is determined, we believe that gene expression profiling will have an increasingly important role as a diagnostic tool. Diagnostic use of expression profiling tools is anticipated to grow rapidly with the combination of the sequencing of various genomes and the availability of more cost-effective technologies.

Our gene expression arrays utilize sequences of genes that can hybridize or bind to their complementary sequences. By analyzing the amount of bound material, we are able to identify whether a particular gene has been expressed and what level of expression exists. By exposing a suitably processed genetic sample from a tissue or tissues, one is able to monitor the expression pattern and compare that pattern to previously validated patterns that are characteristic of disease.

Array Comparative Genomic Hybridization (or “CGH”)

CGH is the study at the gene level of gross level anomalies such as copy number polymorphisms. Array CGH is the use of an array that multiplexes the analysis of a large portion of the genome. Unlike, gene expression, which monitors the activity of genes, CGH analysis studies and identifies defects at the gene level that are characteristic of disease, predisposition to diseases or response to drugs. Our CGH arrays utilize probes, cloned or manufactured in bacteria, which are referred to as bacterial artificial chromosomes or BACs. Recent studies have shown that copy number polymorphisms are the cause of many diseases, susceptibility to disease, and response to therapy.

Genetic Mutations

The most common form of genetic variation occurs as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP. The human genome is estimated to contain between three and six million SNPs. SNPs are believed to be associated with a large number of human diseases, although most SNPs are believed to be benign and not to be associated with disease. It is believed that the genetic component of most major diseases is associated with a combination of SNPs.

Array Based Analysis

Traditional technologies for analyzing genetic or protein variation and function generally perform experiments individually, or serially, and often require relatively large sample volumes, adding significantly to the cost of conducting experiments. Arrays were developed to overcome the limitations of traditional technologies and enable the parallel evaluation of large numbers of genetic factors.

An array is a collection of miniaturized test sites arranged in a manner that permits many tests to be performed simultaneously, or in parallel, in order to achieve higher throughput. The average size of test sites in an array and the spacing between them defines the array’s density. Higher density increases parallel processing throughput. In addition to increasing the throughput, higher density reduces the required volume for the sample being tested, and thereby lowers costs. Principal commercially available ways to produce arrays include mechanical deposition, bead immobilization, inkjet printing and photolithography.

While current array technologies have revolutionized drug discovery and development and are poised to enter the molecular diagnostics markets, we believe that our advanced array technologies provide characteristics, including flexibility, superior cost metrics, and increased performance, which address certain needs not addressed by conventional arrays.

THE COMBIMATRIX SOLUTION

We believe that our microarrays will offer several important advantages over competing arrays. These advantages include flexibility, cost, performance, and other capabilities. Also, we are the only company that utilizes both in-situ synthesized oligomer arrays and spotted BAC arrays.

Products and Services

•	CustomArrayTM

Our primary product for genetic studies is marketed under the trade name CustomArray, which is a highly flexible custom oligonucleotide array that addresses researchers’ specific requirements for high-performance arrays that can interrogate small sets of target genes or whole genomes at a low cost. CustomArrays currently come in two density formats: first are the medium-density CustomArray 12K and the 4 X 2K CustomArray. The CustomArray 12K enables analysis of up to 12,000 genes, whereas the 4 X 2K array enables the analysis of four separate experiments of up to 2,000 genes each. Second is the CustomArray 90K, which enables the analysis of approximately 90,000 genes in one experiment. This enables analysis of the full human genome, or that of other species with redundant probes for better performance and reliability.

CustomArray is an advanced tool used to understand gene expression by measuring mRNA activity within a cell type or groups of cells, enabling users to understand and diagnose disease, predisposition to disease, drug response as well as provide information regarding and drug development. CustomArray can also be used as a SNP genotyping tool providing statistics on the effect of a SNP or groups of SNPs, giving rise to data that is important in diagnostic testing. Because of the product’s flexibility, researchers have utilized and are evaluating the use of CustomArrays for other applications such as gene assembly, sequencing, protein translation and others. CustomArrays can also be read on most commercially available scanners, thus enabling many researchers to perform assays without requiring additional capital expenditures for scanning equipment that several competing technologies require.

•	CatalogArraysTM

We have also launched several dozen CatalogArrays, which are pre-designed arrays built using our platform that can be used for gene expression studies, mutation analysis, and other studies. These arrays include several human genome sets, mouse, rat, dog and several other organisms including plants, animals, bacteria and viruses. These arrays are updated as new genetic or sequence information is published. In addition, similar to CustomArrays, our CatalogArrays can be read on most commercially available scanners and do not require additional capital investment or start-up fees by the customer.

•	Micro-RNA Arrays

We also offer a series of arrays that can be used to study micro-RNA molecules, which are relatively small strands of RNA molecules in cells that appear to have significant regulatory control over cell function. Until recently, micro-RNA molecules were thought to be oddities and perhaps superfluous genetic material. However, recent research indicates that these molecules play a significant role in the physiology of the cell. We offer Micro-RNA arrays for human, mouse, rat and other organisms. These arrays are updated as new information is published. In addition, similar to CustomArrays, our Micro-RNA Arrays can be read on most commercially available scanners and do not require additional capital investment or start-up fees by the customer.

•	DNA Array Synthesizer

Our DNA Array Synthesizer is a bench-top instrument that enables researchers to fabricate DNA arrays to their exact specifications with complete control over the content that is synthesized onto the array. The system consists of a synthesizer instrument that is operated by a personal computer that is connected to a cabinet that contains reagents necessary for array synthesis. The system is able to fabricate up to eight, 12K arrays within a 24-hour period, or up to thirty-two, 2K sectored arrays in the same period of time. The synthesizer’s flexibility enables researchers to synthesize multiple designs or the same design in each synthesis run. To operate the synthesizers, researchers must purchase blank microarray slides (i.e., slides on which no DNA synthesis has been performed) from us and reagents from either us or other vendors.

•	Stripping Reagents

We have created the first commercially available array stripping kit. The kit allows researchers to re-use our CustomArrays up to four times. The ability to re-use CustomArray reduces the cost per CustomArray to the researcher while eliminating problems associated with chip-to-chip reproducibility.

•	EC Reader-Electrochemical Scanning Instrument

The EC Reader is a compact scanner for CombiMatrix arrays. The EC Reader was developed to provide the market with a compact, inexpensive and easy to use scanner for performing array experiments. Current arrays, including those manufactured by us, are designed to be analyzed using optical scanning instruments. While these scanners are quite functional, they are also relatively expensive, bulky and can be difficult to use. Due to the electrochemical nature of our arrays, it is possible to scan them using an electrochemical scanner as well as an optical scanner. The advantages of the electrochemical scanner arise out of the fact that the EC Reader does not have any optical components (such as lasers, lenses and optical detectors). By eliminating these components, the EC Reader is more compact, cost efficient and easier to use than most optical scanners. The EC Reader is designed to read only CombiMatrix arrays.

•	Comparative Genomic Hybridization Arrays

Our CGH arrays are fabricated using a traditional spotting instrument, and are prepared on glass substrates. These arrays are used for research applications as well as molecular diagnostic applications.

APPLICATIONS

Pharmaceutical and Life Sciences Research and Development Applications

To date, our products have been used primarily for research and development applications by academic and industrial researchers. Our products have and can be used for such diverse applications as drug target discovery and validations, genotyping, pathogen detection, agricultural analysis and others. In addition, our products can be used to synthesize oligonucleotides that are then utilized in various research applications. Due to the flexibility of our technologies, we expect the potential R&D applications of our products to continually expand.

Molecular Diagnostics Applications

In addition to the life science research and development applications of our products, we feel that our proprietary products have utility in the emerging field of molecular diagnostics. The current market for molecular diagnostics in the USA is roughly $2.5 billion annually. The compounded annual growth rate of this market is over 15%, and it is expected that the growth rate will accelerate as more products and technologies are brought to bear on the opportunity.

We have formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics (or “CMDX”) to take advantage of the capabilities of our DNA array technologies to develop molecular diagnostic services and products. The primary focus of CMDX’s efforts will be the development of diagnostic services for the diagnosis of diseases, for the management of patients, as well as the stratification of patients during clinical trials. CMDX plans to be a fully functional molecular diagnostics laboratory and has received federal certification by the Clinical Laboratory Improvement Amendments (or “CLIA”) as well as by other state and local regulatory agencies that are required for analysis of patient samples. As such, CMDX is currently operating as a service organization, providing testing services for patients. Although many of CMDX’s initial services are designed to avoid pre-market approval by the United States Food and Drug Administration (or “FDA”), many of the services CMDX will provide may require different levels of regulatory approval from the FDA.

An area of focus will be pre- and post-natal analysis for the diagnosis of developmental delays. Children who present with developmental delays during early childhood are often not easily diagnosed. An accurate diagnosis is essential to provide good guidance on the developmental expectations of the child.

Additionally, pre-natal analysis is dominated by the use of the standard chromosomal analytical technique of karyotyping. Pre-natal analysis is utilized to determine if a fetus has a genetic defect that could lead to problems after birth.

In the third quarter of 2006, we introduced our constitutional genetic array test, which can identify over 50 different genetic disorders in one multiplexed analysis. In October of 2006, the US FDA indicated that this test does not require approval under its guidance (IVDMIA-In Vitro Diagnostics Multivariate Index Analysis). Therefore, this test has been launched under CLIA guidelines and is available for patients and physicians today.

Another area of focus is cancer. In the United States alone, the American Cancer Society indicates that 1.4 million individuals are diagnosed with cancer annually, and this rate is expected to grow rapidly as the overall population, including the “baby boomer” generation, ages. At any given time in the United States, there are several million living patients that either have cancer or are cancer survivors that are at high risk for recurrence.

Patients who are newly diagnosed with cancer require significant levels of care, which includes surgery, hospital stays, examinations, drugs and diagnostics. CMDX plans to develop a series of products that, through the genetic analysis of blood, tissue or biopsy samples, will provide information to physicians in managing their patients.

In the last quarter of 2006, we launched a test to evaluate skin growths for evidence of malignancy. Periodically, especially as individuals age, skin growths are observed. Most of these are benign, but on occasion some are malignant and need to be addressed aggressively. Conventional methods to identify these skin growths involve histological analysis, which is very subjective. Our molecular diagnostics test is designed to evaluate the gene expression pattern of the skin growth and provide an objective assessment of the growth.

Homeland Security and Defense Applications

Through U.S. government funding, our array technology is being developed to simultaneously detect toxins, viruses, and bacteria using either genomic analysis or antigen-antibody experiments, or assays. The ability to conduct over 12,000 individual assays simultaneously means that our array can be configured to detect many biothreat agents of interest to the U.S. Department of Defense and Department of Homeland Security within hours and with a high degree of certainty that surpasses current technologies. Our goal is that these systems will eventually be portable and ultimately be completely automated.

Our technology can simultaneously identify hundreds of different microbes (including viruses), determine their ability to cause disease, and discover their characteristics, such as antibiotic resistance. Working with academia, industry, and government laboratories, we are developing assays, arrays and bioinformatics for quickly identifying human, animal, and plant pathogens in a single-assay format. This format and single test eliminates the need for a different test for each disease or threat and eliminates the time lost in developing a new test for each new disease or threat. For disease-control agencies, it simplifies the process, reduces costs, and allows more rapid identification and reaction, all in an environment where increased time can equate to increased illness and loss of lives.

This program is enabled by the characteristic of our array technology, which allows the binding reactions to be measured through electrochemical means instead of optical methods. Though optical detection has been successful in many applications and our other products utilize these methods, we feel that electrochemical detection techniques have the potential to be far superior. By eliminating the need for light sources, optical components, their corresponding mechanical requirements as well as their power requirements, we feel that we will be able to build detection systems that will be less expensive, smaller, lighter and portable. In addition, certain technical characteristics of electrochemical detection on the arrays may enable higher sensitivity, better dynamic range and superior reproducibility in measurements.

Though the initial focus of our Government-funded development program is a product for military and homeland security markets, the core technology being developed will be applicable to products in the life sciences, molecular diagnostics, and other human healthcare markets as well. An example of a test that has been developed substantially with government funding is our Influenza A array. This array is designed to identify specifically and objectively, which stain of Influenza A has infected an individual. This test can be used on animal samples as well as human samples. The array has been validated in collaboration with a World Health Organization laboratory, and has been used in collaboration with the US government in monitoring birds that may be infected by Influenza A, including the H5N1 strain that is known commonly as Eurasian Bird Flu.

OUR STRATEGY

Focusing on High-growth Markets

In the year 2007, we have made a transition from selling our products into the academic and industrial research and development market to selling services into the molecular diagnostic market. We feel that the molecular diagnostic market provides the greatest opportunity for us to benefit individual patients. The market also offers the greatest opportunity for growth and value creation. We will continue to serve our existing customers and distributors in the research and development markets, but will no longer expend significant resources in marketing and selling into this segment.

Partnering to Expand Marketing and Sales Efforts

We plan to pursue multiple relationships to facilitate the expansion of our array services. We hope to enter into relationships and collaborations to gain access to sales marketing and distribution channels.

Expanding our Offerings

We intend to utilize the flexibility of our array technologies to develop multiple diagnostic services. In addition to providing new sources of revenue, we believe these product lines will further our goal of establishing our company as a leader in the molecular diagnostic market.

Strengthening Technological Leadership

We plan to continue advancing our proprietary technologies through our internal research efforts, collaborations with industry leaders and strategic licensing. We may also pursue acquisitions of complementary technologies and leverage our technologies into other value-added businesses.

Protecting and Strengthening Intellectual Property

Through our five patents issued in the United States and four corresponding patents granted in Europe, Australia and Taiwan, our 84 patent applications pending in the United States, Europe and elsewhere and our trade secrets, we believe we have suitable intellectual property protection for our proprietary technologies in those markets where we operate and where a market for our products and services exists. We plan to build our intellectual property portfolio through internal research efforts, collaborations with industry leaders, strategic licensing and possible acquisitions of complementary technologies. We also plan to pursue patent protection for downstream products created using our proprietary products.

REGULATORY MATTERS

We sell array products to the pharmaceutical, biotechnology and academic communities for research applications as well as non-life sciences customers. We also sell molecular diagnostic services in the US under CLIA guidelines. Therefore, our initial products do not require approval from, and are not regulated by, the FDA. Supporting this belief, we note that in late October of 2006, the US FDA provided its opinion regarding the regulatory nature of our first test. The text of that letter, which was addressed to Matt Watson, the former CEO of our CMDX subsidiary, follows:

“Dear Mr. Watson:

We would like to thank you for meeting with us on September 14, 2006, to discuss your microarray based Constitutional Genetic Array Test (CGAT). We believe that scientific advances in this area have the potential to significantly impact the field of molecular diagnostics testing, and we are very interested in following developments in technologies for chromosomal copy number determination.

In your letter dated September 18, 2006, you have expressed the opinion that CGAT is not an In Vitro Diagnostic Multivariate Index Assay (IVDMIA). We agree with your assessment. We do not believe that your device, as described, meets the definition of an IVDMIA as defined in the Draft Guidance document on IVDMIAs.

No further information is needed at this time. If you have any additional questions, feel free to contact me at 240-276-0450.

Sincerely yours,

Steven I. Gutman, M.D., M.B.A.
Director
Office of Invitro Diagnostic Device Evaluation and Safety
Center for Devices and Radiological Health”

Though our initial products are not subject to regulations promulgated by the FDA or by foreign regulatory agencies, future products may require regulatory approval. Additionally, current FDA guidelines may change.

SUBSIDIARIES
During the second quarter of 2005, we formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc. (also referred to as “CMDX”), in order to exploit our array technologies in the field of molecular diagnostics. As of December 31, 2006 and March 31, 2007, CMDX had 18 and 17 employees, respectively, located in Irvine, California.
Prior to July 11, 2003, CombiMatrix K.K., our majority-owned subsidiary, was operating under a joint venture agreement with Marubeni Japan, or Marubeni, one of Japan’s leading trading companies. The primary purpose of the joint venture was to focus on development and licensing opportunities for our array technology with academic, pharmaceutical and biotechnology organizations in the Japanese market. Marubeni held a 10% minority interests in the joint venture. On July 11, 2003, Acacia Research Corporation purchased the outstanding minority interests in CombiMatrix K.K. from Marubeni. Acacia Research Corporation issued 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni’s 10% minority interests in CombiMatrix K.K. This increase in ownership interest was attributed to us. On January 26, 2006, we sold a majority of our interest in CombiMatrix K.K. to InBio, an Australian distributor of CustomArray products. As a result of this transaction, we retained a 33% minority ownership position in CombiMatrix K.K.

Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of impairment charges incurred in 2005 related to CombiMatrix K.K. and Advanced Material Sciences.

MARKETING AND DISTRIBUTION

During 2004, we launched our CustomArray™ products and are currently selling these products directly and through distributors to customers in the United States, Europe and Asia. Since that time we have executed several non-exclusive distribution agreements with partners such as VWR International to market and sell our products worldwide. Beginning in 2006, we executed several manufacturing and distribution agreements to expand our worldwide product reach. These agreements allow for exclusive distribution of various CustomArray products in specific territories and for distribution of locally synthesized CustomArray-brand microarrays, where the manufacturer purchases and uses CustomArray synthesizers and supplies from us for use in their manufacturing process. Current manufacturers and distributors include BioInsight Pty. Ltd., Prisma Biotech Corp., Macrogen, Inc., and BioTeltec. Where appropriate, we will continue to market and sell our products directly or through distribution arrangements and/or through other strategic alliances.

In July 2001, we entered into non-exclusive worldwide license, supply, research and development agreements with Roche. These agreements were amended in September 2002, primarily to grant Roche manufacturing rights with respect to the products under development in return for additional cash consideration under the agreements. The agreements are non-exclusive with respect to our core technology, meaning that we remain free to license our core technology to third parties for applications in the genomics, proteomics and other fields. The agreements contain exclusivity or co-exclusivity provisions only with respect to the specific products being co-developed for, and partially funded by, Roche pursuant to the agreements. Since July 2001, we have received approximately $26.6 million in cash payments from Roche from July 2001 through December 31, 2003. The agreements contain provisions that would allow Roche to terminate the agreements. Although Roche has not done so, in March 2004, the agreements were modified to indicate that we had completed all phases of our research and development commitments to Roche, and we have not received any additional payments from Roche since December 31, 2003.

Our diagnostic services are being run at our CLIA laboratory in Irvine, California. Marketing of these services will be conducted through web-based initiatives, trade-shows, direct sales and marketing.

MANUFACTURING

We have developed automated, computer-directed manufacturing processes for the synthesis of sequences or spotting of DNA, RNA, BACs, peptides or small molecules on our arrays. Certain portions of our manufacturing are outsourced to subcontractors, while we conduct the steps involving synthesis or spotting of biological materials and quality control of our products.

Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier’s variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all. We utilize non-standard semiconductor manufacturing processes to fabricate the electrode array that is a key aspect of the array structure. Although we have a supply agreement in place with the semiconductor wafer manufacturer to ensure availability of the raw materials, it does not guarantee a permanent supply. These non-standard processes are not widely available, and it may be difficult or expensive to obtain sufficient quantities of semiconductor wafers if the current manufacturer changes or discontinues our manufacturing production capability.

PATENTS AND LICENSES

We continue to build our intellectual property portfolio to protect our product in those markets where we operate and where a market for our products and services exists. In the United States, we have been issued five United States patents. Three of these patents (U.S. Patent No. 6,093,302, 6,280,595 and 6,444,111 all of which expire on January 5, 2018) are first generation technology relating to methods for electrochemical synthesis of arrays of DNA and other biological materials as well as non-biological materials. These three patents are currently under ex parte reexamination in the United States Patent and Trademark Office, and we expect all claims to remain essentially the same as before the reexamination. The fourth United States Patent (U.S. Patent No. 6,456,942 which expires on January 25, 2020) describes and claims a network infrastructure for a customized array synthesis and analysis. The fifth United States Patent (U.S. Patent No. 7,075,187, which expires on November 9, 2021) describes and claims a porous coating material that covers electrodes and is used as a three-dimensional support material for electrochemical synthesis on the individual electrodes of an array of electrodes. Ex parte reexamination has been requested and granted for these fourth and fifth patents. Corresponding patents describing and claiming methods for electrochemical synthesis of arrays have been issued to us in Europe (entire EU), Australia and Taiwan and are pending in the remaining major industrialized markets. We have filed patent applications relating to new methods of and materials for electrochemical synthesis and for electrochemical detection, which eliminates the need for optical readers. In total, we have 84 patent pending applications in the United States, Europe and elsewhere and 38 of those applications are pending in the United States.

We seek to protect our corporate identity, products and services with trademarks and service marks. In addition, our trademark strategy includes protecting the identity and goodwill associated with our products and services. Currently, we have two registered trademarks (CUSTOMARRY®, ELECTRASENSE® and DESIGN-ON-DEMAND®) in the United States and registered trademarks in ten foreign jurisdictions.

We obtain licenses to the patent rights of others when required to meet our business objective. For example, we purchase chemical reagents from suppliers who are licensed under appropriate patent rights. Further, our policy is to obtain licenses from patent holders for our products and services whenever such licenses are required. We evaluate if and when a license is needed and obtain opinions from outside counsel where required.
Our success will depend, in part, upon our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and other countries. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode any competitive advantage that we may have over our competition. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States; this lack of protection has resulted in many companies having significant problems in protecting their intellectual proprietary rights abroad. These problems can be caused by the absence of laws, rules and/or procedures for protecting intellectual property rights. In addition, the laws of foreign jurisdictions, such as the European Union, provide an opportunity for parties to oppose the granting of patents when such patents have claims that may be construed as too broad or significantly beyond the scope of the initial teaching or disclosure in the patent application as filed. Moreover, the laws of the United States provide an opportunity for parties to file for reexamination of issued U.S. Patents; however only prior art patents and publications can be used as the basis for a reexamination. Reexamination can result in narrowing of some claims and/or invalidation of some or all claims of a patent. With respect to European oppositions, we have been active in Europe opposition proceedings against the patents of competitors. The basis for these proceedings has been these patents have claims that extend well beyond the scope of any teachings provided in the respective disclosures of the patents. However, there is no assurance that we will continue to be successful in such oppositions.

Generally, uncertainty and complexity of the regulatory, legal, and factual questions complicate the intellectual property position of companies developing tools and drugs for the biotechnology and pharmaceutical industries, including our company. With respect to such complexities and our products and services, we will be able to protect our intellectual property rights from unauthorized use of third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. As such, our existing patents and any further patents we obtain may not be sufficiently broad to prevent others from practicing our specific technologies or other developing competing products. Moreover, there is a risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantage. Finally, enforcing our intellectual property rights may be difficult, costly and time consuming, and ultimately may not be successful.
We also rely upon trade secret protection for our confidential and proprietary information. Additionally, we seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. Employees, collaborators or consultants still may disclose our proprietary information by breaching such agreements. Moreover, we may not be able to meaningfully protect our trade secrets. Furthermore, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets. Finally, former employees may knowingly violate such agreements.

We cannot assure you that any of our patent applications will (i) result in the issuance of any additional patents, (ii) have priority of invention or filing date over applications of others for the same or similar invention or (iii) issue not patents that will offer protection against our competitors. Furthermore, we cannot assure you that any patent issued to us will not be challenged, invalidated, narrowed in scope or circumvented in the future or that the intellectual property rights we have created will provide a competitive advantage. Finally, litigation and the resulting expenditures may be necessary to enforce our intellectual property rights or to determine the enforceability, scope of protection or validity of the intellectual property rights of others.

COMPETITION

We expect to encounter competition for business opportunities from other entities having similar business objectives. Many of these potential competitors possess greater financial, technical, human and other resources than we do. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Technological advances or entirely different approaches developed by one or more of our competitors could render our processes obsolete or uneconomical. The existing approaches of competitors or new approaches or technology developed by competitors may be more effective than those developed by us.

We are aware of other companies or companies with divisions that have, or are developing, technologies for the molecular diagnostic markets. We believe that our primary competitors will be Affymetrix, Inc., Agilent Technologies, Inc., Applera Corporation, Ciphergen Biosystems, Inc., Gene Logic Inc., Genomic Health, Inc., Illumina, Inc., Nanogen, Inc., Roche Diagnostics GmbH and Sequenom, Inc. However, our market is rapidly changing, and we expect to face additional competition from new market entrants, new product developments and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future.

RESEARCH, DEVELOPMENT AND ENGINEERING
Our research and development expenses were $5.4 million, $5.8 million and $9.5 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $2.4 million and $1.9 million for the three months ended March 31, 2006 and 2007, respectively. Of these amounts, research and development related non-cash stock compensation charges were $91,000, $0 and $1.1 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $293,000 and $258,000 for the three months ended March 31, 2006 and 2007, respectively. We intend to invest in our proprietary technologies through internal development and, to the extent available, licensing of third-party technologies to increase and improve other characteristics of our products. We also plan to continue to invest in improving the cost-effectiveness of our products through further automation and improved information technologies. Our future research and development efforts may involve research conducted by us, collaborations with other researchers and the acquisition of chemistries and other technologies developed by universities and other academic institutions.

We are developing a variety of life sciences and non-life sciences products and services. Potential customers for these products operate in industries characterized by rapid technological development. We believe that our future success will depend in large part on our ability to continue to enhance our existing products and services and to develop other products and services, which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, we expect to continue to incur significant research and development expenses during the initial development phase of new products and services, as well as on an ongoing basis.

GOVERNMENT GRANTS AND CONTRACTS

Government grants and contracts have allowed us to fund certain internal scientific programs and exploratory research. We retain ownership of all intellectual property and commercial rights generated during these projects. The United States government, however, retains a non-exclusive, non-transferable, paid-up license to practice the inventions made with federal funds pursuant to applicable statutes and regulations. We do not believe that the retained license will have any impact on our ability to market our products. We do not need government approval to enter into collaborations or other relationships with third parties.
We have been awarded several grants from the federal government in connection with our biological and chemical array processor technology since our inception. In March of 2004, we were awarded a two-year, $5.9 million contract with the Department of Defense (or “DoD”) to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of the contract, we will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $5.9 million. This project was completed during 2005. In February of 2006, we were awarded a one-year, $2.1 million contract with the DOD to further the development of our array technology for the electrochemical detection of biological and chemical threat agents developed under the previous contracts and grants. In August of 2006, we executed a two-year, $1.9 million contract with the DoD, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics “lab-on-a-chip” technology to be used for military and homeland security applications. In March 2007, we executed a one-year, $869,000 contract with the DoD to advance our Influenza Genotyping System. The field-deployable system is based on our CustomArrayTM microarray platform and ElectraSenseTM detection technologies.

We will continue to pursue grants and contracts that complement our research and development efforts.

RECENT ACTIVITIES

Our significant milestones during the years ended 2005 and 2006 and the three months ended March 31, 2007, include the following:

Genetic Analysis Products and Services

•  In August 2005, we announced the launch of our first CustomArray DNA Synthesizer, enabling researchers to build arrays in their own facilities. The platform consists of the DNA CustomArray Synthesizer instrument and freely programmable arrays or CustomArrays. Initially, the instrument has been designed to fabricate the CustomArray 12K (12,000 unique sites) array.

•  In September 2005, we expanded our product line to include the CustomArray 4X2KTM. This product contains four independent 2000-feature arrays on a single CustomArray. As with all CustomArray products, the 4X2K offers complete array customization, user control of probe design, and the ability to modify array design at any time. It delivers high sensitivity, throughput, and ease of use for gene discovery, pathway research, and molecular characterization of disease.

•  In March 2006, we launched the ElectraSense™ Influenza Typing System based on our propriety electrochemical detection technology and its Influenza A Typing Microarray. The system is designed for research use, surveillance and monitoring applications, use for animal studies, and other applications not requiring FDA registration, though we may seek FDA approval for this product.

•  In May 2006, we launched the next-generation CustomArray and CustomArray Synthesizer, providing researchers with the ability to fabricate the new CustomArray 90K. Also in May 2006, we began offering its Human 90K™ CatalogArray™. Powered by our proprietary CustomArray Platform, the new Human 90K CatalogArray can interrogate 39,882 RNA transcripts, offering researchers the most up-to-date human array.

Homeland Security and Defense Applications

•  In September 2005, we received a one-year, $338,000 contract from the U.S. Air Force for the development and production of arrays to detect pathogens that cause upper respiratory infections and pathogens that infect wounds. This contract is the result of a collaborative effort with the Air Force Institute of Occupational Health, or AFIOH, that lead to the development of a rapid assay and array that identifies, among other things, all forms (serotypes) of influenza A, SARS and bird flu, including the H5N1 strain. The first array to be developed under the new contract will identify a number of upper respiratory infections that can cause potentially life threatening diseases (such as viral and bacterial pneumonia) or lead to pandemic infections (such as bird flu and SARS).

•  In February 2006, we executed a one-year, $2.1 million contract with the U.S. Department of Defense to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of this contract, we will perform research and development activities as described under the contract and will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $2.1 million. The objective of the contract is to develop a self-contained, fully integrated, automatic, and disposable device for detection of a wide variety of microorganisms within one hour.

•  In August 2006, we executed a two-year, $1.9 million contract with the U.S. Department of Defense, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics “lab-on-a-chip” technology to be used for military and homeland security applications. Under the terms of this contract, we will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform these obligations, plus a fixed fee, of up to $1.9 million.

•  In October 2006, we were notified that the 2007 Defense Appropriations Bill signed into law by President Bush included two allocations of $1.0 million each for funding to support our continuing development and deployment of our array technologies for the detection of biological-threat agents and infectious pathogens such as the Eurasian Influenza A virus (H5N1). Such funding supports development of our products including our ElectraSense Reader and arrays for detection and also diagnostic applications.

•  On March 16, 2007, we executed a one-year, $869,000 contract with the U.S. Air Force Research Laboratory to advance our Influenza Genotyping System. The field-deployable system is based on our CustomArrayTM microarray platform and ElectraSenseTM detection technologies.

Drug Discovery and Diagnostics

•  During the second quarter of 2005, we formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc., (or CMDX) for the purpose of exploiting the opportunities in the molecular diagnostics market for our array technology. CMDX is a California corporation located in Irvine whose management team includes several former executives of U.S. Labs and other laboratory diagnostic companies. CMDX currently leases approximately 3,500 square feet of lab space in Irvine, California.

•  In March 2006, CMDX received certification to operate as a clinical laboratory in accordance with the federal government’s Clinical Laboratory Improvement Act (“CLIA”), a regulatory program that monitors the quality of laboratory testing. According to CLIA, any laboratory in the U.S. that conducts testing on human specimens for purposes other than research must be certified. This was followed by accreditation by the College of American Pathologists in April, 2006.

•  In July 2006, we announced that we had received a letter from the Office of In Vitro Diagnostic Device Evaluation and Safety (OIVD) of the US Food and Drug Administration (USFDA). The letter invited the company to meet with the OIVD to discuss CMDX’s plans to market its Constitutional Genetic Array Test (CGAT). The company met with OIVD on September 14, 2006. On October 16, 2006 we received a letter from OIVD indicating that the CGAT test need not be regulated as an In Vitro Diagnostic Multivariate Index Assay under its recently published guidelines.

•  In September 2006, we announced that CMDX had commercially launched its first molecular diagnostic service. Physicians are now able to prescribe this test for their patients. This first offering utilizes CMDX’s Constitutional Genetic Array Test, which can genetically identify over 50 common genetic disorders in one test. In November 2006, CMDX had commercially launched a diagnostic test that allows doctors and pathologists to discriminate malignant melanoma cancer cells from benign moles.

•  In October 2006, we announced that we had received a letter from the USFDA indicating that we can launch our CGAT test under CLIA guidelines, and that this test need not require approval by the USFDA under the recently published guidelines.

•    On November 10, 2006, we announced that CMDX had launched a new test that discriminates malignant melanoma from benign moles. This test, which is based on our CustomArray platform, is a new molecular diagnostics tool that enables pathologists to resolve difficult-to-diagnose cases through an objective genetic analysis.

•    On March 7, 2007, we announced that CMDX had entered into a relationship with the Centre for Applied Genomics in Toronto, Canada. This relationship will provide CMDX access to published markers in the area of autism and other diseases in upcoming versions of CMDX’s Constitutional Genetic Array Test.

•    On March 13, 2007, we announced that CMDX had launched its bacterial artificial chromosome (or “BAC”) array comparative genomic hybridization (or “CGH”) Technical Only Program for reference laboratories and other clients, thus providing enhanced flexibility in its array-based diagnostic offerings to its customers.

•    On March 14, 2007, we announced that CMDX had completed the clinical validation of the first of its HemeScanTM suite of BAC array CGH-based diagnostic tests. These tests are designed to detect prognostic markers in chronic lymphocytic leukemia and are now available to the clinical community through both routine clinical sample processing as well as through CMDX’s Technical Only Program for reference laboratories.

•    On March 20, 2007, we announced that CMDX had completed the clinical validation of and had launched the second version of its CGH array diagnostic test (the CA850). This test utilizes CMDX’s new BAC array, which includes over 200 new, validated probes obtained by CMDX’s relationship with the Centre for Applied Genetics in Toronto, Canada. The CA850 can identify over fifty genetic disorders and has now been clinically validated for use in both postnatal and prenatal analyses.

Nanotechnology

•  In August 2005, we entered into a collaboration with the Biodesign Institute at Arizona State University, or the Institute, toward the development of a peptide array synthesizer utilizing our proprietary virtual-flask technology. Under the terms of the agreement, the Biodesign Institute’s Center for BioOptical Nanotechnology purchased our equipment and will be funding development of the synthesizer. We are granting technology rights and contributing expertise related to our technology, and we will share revenue from commercialization of peptide array synthesizers, peptide array products, and intellectual property that are developed with the Institute.

•  In March 2006, we were granted a key patent in Europe (EP1185363B1), titled “Self-Assembling Arrays” by the European Patent Office. This European Patent was registered throughout the European Union in Germany, France, Spain, Great Britain, and Italy, and the opposition period has passed. A corresponding U.S. patent is pending in the U.S. Patent and Trademark Office and is moving through the process.

Other

•  On February 1, 2007, we executed an amendment to our lease for office and laboratory space in Mukilteo, Washington that reduced the amount of leased space as well as the lease rate. Overall, we reduced our monthly lease expense and related charges from approximately $200,000 per month to approximately $55,000 per month.

EMPLOYEES

As of May 14, 2007, we had 56 full-time employees, 13 of whom hold a Ph.D. or an M.D. degree and 32 of whom are engaged in full-time research and development activities. We have no part-time employees. We are not a party to any collective bargaining agreement. We consider our employee relations to be good.

ENVIRONMENTAL MATTERS

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result, we are subject to environmental and health and safety laws and regulations. The cost of complying with these and any future environmental regulations could be substantial. In addition, if we fail to comply with environmental laws and regulations, or releases any hazardous substance into the environment, we could be exposed to substantial liability in the form of fines, penalties, remediation costs and other damages, or could suffer a curtailment or shut down of our operations.

DESCRIPTION OF PROPERTY

Prior to February 1, 2007, we leased office and laboratory space totaling 90,111 square feet located in Mukilteo, Washington, under a lease agreement that expired in October 2008. On February 1, 2007, we entered into an amendment to our Mukilteo, Washington lease that reduces our office and laboratory space to 30,724 square feet and extends our lease term to October 2010. However, under the terms of the lease amendment, we are able to terminate the lease as of our original termination date of October 31, 2008, if we provide notice to the landlord by July 31, 2008. We also lease approximately 3,500 square feet in Irvine, California under a lease agreement that expires in August 2007. Presently, we are not seeking any additional facilities.

LEGAL PROCEEDINGS

On or about December 6, 2006, Mr. Jeffrey Oster filed a complaint against CombiMatrix Corporation, Acacia Research Corporation, Amit Kumar and Brooke Anderson before the U.S. Department of Labor, alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, Title VIII of the Sarbanes-Oxley Act of 2002. Mr. Oster alleges that he made complaints to his superiors regarding two separate circumstances in which he felt that Acacia Research Corporation and CombiMatrix Corporation violated federal securities laws. He alleges that within two or three weeks following his complaints that CombiMatrix Corporation installed tracking software on its computer used by Mr. Oster for the purpose of finding cause to terminate him. He also claims his responsibilities were gradually stripped away until he was terminated. He alleges these actions were done in retaliation against his complaints of violations of federal securities laws. Mr. Oster is seeking the following remedies: (a) back pay, (b) front pay or severance pay and benefits in lieu of reinstatement, (c) prejudgment interest, (d) attorneys fees, (e) additional monetary damages to compensate him for adverse tax consequences, and (e) additional relief that may be determined appropriate or just. No specific amount of damages is being sought. The complaint is under review by the Department of Labor. We intend to vigorously defend against this action.

Management does not believe the allegations made by Mr. Oster in the complaint have any merit, nor does management believe the resolution of this matter will have any material affect upon the financial statements or other information included in this prospectus. This complaint was filed following a letter to the Board of Directors of Acacia Research Corporation containing the same allegations. Following an internal investigation in conjunction with Acacia’s outside counsel, Acacia’s Audit Committee was not able to verify any of the allegations made by the former employee. Nonetheless, in an abundance of caution, the Audit Committee engaged an independent counsel to conduct an investigation of the allegations. The Audit Committee concluded that there was no merit to the allegations based on the findings of independent counsel.

RELATIONSHIP OF ACACIA RESEARCH CORPORATION AND OUR COMPANY AFTER THE SPLIT OFF

Following the split off, we will no longer be an affiliate of Acacia. Management of Acacia, including our senior officers and directors, will no longer be affiliates of our company. As a result, following 90 days after the redemption date, management of Acacia will no longer be subject to restrictions on trading our common stock pursuant to Section 16 of the Exchange Act or pursuant to Rule 144 under the Securities Act.

We are entering into a distribution agreement and a tax allocation agreement with Acacia Research Corporation, effective on the date of redemption. Pursuant to the distribution agreement, the assets and liabilities of the CombiMatrix group and Acacia Technologies group will be legally transferred to our company and Acacia, as described below, to the extent not already owned by them. All assets and liabilities held by Acacia but attributable to the CombiMatrix group will be assigned to and assumed by CombiMatrix Corporation. All assets and liabilities of CombiMatrix attributable to the Acacia Technologies group will be assigned to and assumed by Acacia. The net value of the assets and liabilities to be assigned and assumed pursuant to the distribution agreement will not have an effect on our financial statements as the assets and liabilities assumed by us are the same as those previously allocated to the CombiMatrix group prior to the split off and as reflected in our consolidated financial statements included in this report and previously disclosed by Acacia Research Corporation in its financial statements for the CombiMatrix group.

Pursuant to the tax allocation agreement, we will be responsible for any tax liabilities attributable to the CombiMatrix group prior to the split off, even if legally owed by Acacia Research Corporation. Likewise, Acacia Research Corporation will be responsible for any tax liabilities attributable to the Acacia Technologies group prior to the split off, even if legally owed by CombiMatrix Corporation or its subsidiaries.

The tax allocation agreement also provides for the allocation of responsibility of any tax consequences resulting from the split off. These liabilities may arise based on the conduct of the parties prior to the split off or following the split off. We believe the transaction will qualify as a tax-free reorganization, so we do not expect any tax liability for the split off as a result of the conduct of either party prior to the split off. We will indemnify Acacia for any tax liability for the split off resulting from our actions after the split off. Likewise, Acacia will indemnify us for any tax liabilities for the split off resulting from Acacia’s similar actions after the split off.

We have agreed not to take any action that would cause the split off not to qualify under Section 355 of the Code. For example, we have agreed not to take certain actions for two years following the split off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the split off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the split off could be deemed to be a taxable distribution to Acacia. This would subject Acacia to a significant tax liability. We have agreed to indemnify Acacia and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by Acacia or any of its affiliates with respect to the split off. In addition, we have agreed to indemnify Acacia for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

SELECTED FINANCIAL DATA
The consolidated selected balance sheet data as of March 31, 2007 and the consolidated selected statement of operations data for the three months ended March 31, 2006 and 2007 set forth below have been derived from our unaudited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including the notes thereto). The consolidated selected balance sheet data as of December 31, 2005 and 2006 and the consolidated selected statement of operations data for the years ended December 31, 2004, 2005 and 2006 set forth below have been derived from our audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including the notes thereto). The consolidated selected balance sheet data as of December 31, 2002, 2003 and 2004 and the consolidated selected statement of operations data for the year ended December 31, 2003 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the SEC. The consolidated selected statement of operations data for the period ended January 1, 2002 through December 12, 2002 are unaudited and represent the predecessor basis of the company’s selected financial data prior to its merger with Acacia on December 13, 2002, discussed further below. The unaudited consolidated selected statement of operations data for the period ended December 13, 2002 through December 31, 2002 has been derived from audited consolidated financial statements not included herein, but which were previously filed with the SEC.  Amounts below are in thousands, except share and per share data.

	For the Period Ended January 1, 2002 through December 12,	For the Period Ended December 13, 2002 through December 31,	For the Years Ended December 31,				For the Three Months Ended March 31,
	2002	2002	2003	2004	2005	2006	2006	2007
	(predecessor basis)	(unaudited)					(unaudited)
	(unaudited)

Consolidated Statement of Operations Data:
Revenues:
Collaborative agreements	$-	$-	$-	$17,302	$2,266	$125	$-	$63
Government contract	378	-	-	1,993	3,849	2,074	264	549
Service contracts	155	-	49	116	153	263	57	85
Products	306	-	407	230	1,765	3,278	924	440
Total revenues	839	-	456	19,641	8,033	5,740	1,245	1,137
Operating expenses:
Cost of government contract revenues	359	-	-	1,874	3,683	1,959	250	534
Cost of product sales	263	-	99	173	820	1,258	221	303
Research and development	18,858	838	8,564	5,385	5,783	9,485	2,379	1,848
In-process research and development	-	17,237	-	-	-	-	-	-
Marketing, general and administrative	13,066	1,793	9,820	9,902	9,827	12,707	3,912	2,485
Patent amortization and royalties	-	399	1,178	1,234	1,312	1,483	324	318
Legal settlement charges (credits)	18,471	-	144	812	(406)	-	-	-
Equity in loss of investee	15	-	-	17	352	1,036	239	272
Goodwill impairment	-	-	-	-	565	-	-	-
Total operating expenses	51,032	20,267	19,805	19,397	21,936	27,928	7,325	5,760
Operating income (loss)	(50,193)	(20,267)	(19,349)	244	(13,903)	(22,188)	(6,080)	(4,623)
Other income:
Interest income	573	16	214	330	523	523	181	150
Interest expense	(190)	(7)	-	-	-	-	-	-
Loss on sale of interest in subsidiary	-	-	-	-	-	(84)	(84)	-
Warrant credits (charges)	-	-	-	-	812	1,754	(1,740)	2,378
Total other income	383	9	214	330	1,335	2,193	(1,643)	2,528
Income (loss) from operations before
income taxes and minority interests	(49,810)	(20,258)	(19,135)	574	(12,568)	(19,995)	(7,723)	(2,095)
Benefit for income taxes	-	147	136	136	167	34	34	-
Income (loss) from operations before
minority interests	(49,810)	(20,111)	(18,999)	710	(12,401)	(19,961)	(7,689)	(2,095)
Minority interests	75	23,627	30	-	-	-	-	-
Net income (loss)	$(49,735)	$3,516	$(18,969)	$710	$(12,401)	$(19,961)	$(7,689)	$(2,095)

Unaudited pro forma net income (loss)
per share: basic and diluted(1)						$(0.34)		$(0.04)

Unaudited pro forma weighted average
common shares outstanding: basic and diluted						59,569,769		59,569,769

	December 31,					March, 31
	2002	2003	2004	2005	2006	2007
						(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$14,896	$17,299	$23,712	$20,265	$14,341	$10,517
Working capital (deficit)	4,332	(2,000)	22,135	19,185	11,960	9,002
Total assets	49,973	50,161	55,388	52,593	44,213	40,007
Total liabilities (2)	13,972	24,424	8,560	7,495	11,399	8,415
Allocated net worth	35,317	25,737	46,828	45,098	32,814	31,592
__________________________

(1)    Pro forma basic and diluted net loss per share has been computed by dividing net loss for the period by the number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of CombiMatrix Corporation as of the redemption date.

(2)    Total liabilities include the fair value of outstanding warrant agreements to purchase 1,879,888, 14,090,279 and 13,667,251 shares of AR-CombiMatrix common stock as of December 31, 2005 and 2006 and March 31, 2007, respectively. These warrants are classified as long-term liabilities primarily due to certain redemption features of the underlying AR-CombiMatrix common stock (see Note 11 to the consolidated financial statements included elsewhere in this prospectus). There are no such redemption features of the CombiMatrix Corporation common stock being registered herewith. However, due to certain provisions of the warrant agreements, which include requirements for us to issue registered common stock in the future to the warrant holders upon exercise of their warrants, we believe that the warrants do not meet the permanent equity classification requirements of generally accepted accounting principles. As a result, we believe the warrants will continue to be classified as long-term liabilities and will be marked to market at each balance sheet date until such time that the warrants have been registered.

FACTORS AFFECTING COMPARABILITY:

•   The selected financial data above labeled as “predecessor basis” reflects the operations, assets and liabilities of CombiMatrix Corporation prior to the merger with Acacia on December 13, 2002. As a result of the merger, certain assets and related charges were pushed down to CombiMatrix Corporation that had previously been reflected only on Acacia’s historical financial statements form previous step acquisitions of CombiMatrix Corporation’s common stock. In addition, a one-time charge for in-process research and development of $17.2 million was recognized by Acacia in purchasing the remaining interest in CombiMatrix Corporation not previously owned by Acacia, based upon the fair value of CombiMatrix Corporation’s in-process research and development at the time of the merger with Acacia.

•   During the year ended December 31, 2000, we recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Deferred non-cash stock compensation charges are being amortized over the respective option grant vesting periods, which range from one to four years. Deferred non-cash stock compensation charges were fully amortized as of December 31, 2004.

•   On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery, an officer and stockholder of CombiMatrix Corporation, entered into a settlement agreement with Nanogen to settle all pending litigation between the parties. In addition to other terms of the settlement agreement as described elsewhere herein, we agreed to pay Nanogen $1.0 million and issued 4,016,346 shares, or 17.5% of our outstanding shares post issuance, to Nanogen. The $1.0 million in payments have been expensed in the consolidated statement of operations for the year ended December 31, 2002 under “legal settlement charges.” The issuance of our common shares in settlement of the litigation with Nanogen has been accounted for as a nonmonetary transaction. Accordingly, included in “legal settlement charges” in the consolidated statements of operations for the year ended December 31, 2002 is a charge in the amount of $17.5 million based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen.

•   In March 2004, we completed all phases of our research and development agreement with Roche Diagnostics, GmbH (“Roche”). As a result of completing all of our obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized all previously deferred Roche related contract revenues totaling $17.3 million.

•   In December 2005, we completed all phases of our collaboration agreement with Toppan Printing, Ltd. resulting in the recognition of previously deferred collaboration related revenues totaling $2.3 million. Also in December 2005, we recorded a goodwill impairment charge related to investment in CombiMatrix K.K. and Advanced Material Sciences totaling $565,000.

•   Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which sets forth the accounting requirements for “share-based” compensation payments to employees and non-employee directors and requires all share based-payments to be recognized as expense in the statement of operations. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for stock-based awards under Accounting Principles Bulletin No. 25, “Accounting for Stock Issued to Employees”, and related pronouncements. As a result, only the statement of operations for the year ended December 31, 2006, includes stock-based compensation expense recognized by us under SFAS No 123R.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under the heading “Risk Factors” in this prospectus.

GENERAL

We are seeking to become a broadly diversified biotechnology company, through the development of proprietary technologies and products in the areas of drug development, genetic analysis, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products could be utilized. Among these technologies is a platform technology to rapidly produce customizable arrays. Customizable arrays are tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, molecular diagnostics, combinatorial chemistry, material sciences and nanotechnology. Our other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. We currently recognize revenues from selling these products and services and providing research and development services for organizations including the U.S. Department of Defense and other strategic partners such as Roche Diagnostics, GmbH, or Roche, Toppan Printing, Ltd., or Toppan, and Furuno Electric Co., Ltd., or Furuno.

CombiMatrix Molecular Diagnostics, Inc., (“CMDX”) our wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. This subsidiary is currently focusing on product development and has not yet recognized significant revenues from its operations. CombiMatrix K.K., our previously wholly owned Japanese corporation located in Tokyo, Japan, was created for the purposes of exploring opportunities for CombiMatrix Corporation’s array system with pharmaceutical and biotechnology companies in the Asian market. In January 2006, we sold 67% of CombiMatrix K.K. to a third party. This subsidiary does not engage in research and development activities.

RELATIONSHIP WITH ACACIA RESEARCH CORPORATION

We were originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. On December 13, 2002, we merged with and became a wholly owned subsidiary of Acacia Research Corporation, or “Acacia.” On the same date, Acacia entered into a recapitalization transaction whereby Acacia created two classes of registered common stock called Acacia Research-CombiMatrix common stock (“AR-CombiMatrix stock”) and Acacia Research-Acacia Technologies common stock (“AR-Acacia Technologies stock”) and divided its existing Acacia common stock into shares of the two new classes of common stock. The AR-CombiMatrix stock was intended to reflect separately the performance of the CombiMatrix Corporation and its subsidiaries, referred to as the “CombiMatrix group,” whereas the AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia’s technology business, referred to as “Acacia Technologies group.” Upon the redemption date, we will no longer be a subsidiary or an affiliate of Acacia, and the holders of AR-CombiMatrix stock on the redemption date will be the stockholders of our company.

LIQUIDITY

At December 31, 2006 and March 31, 2007, we had cash and cash equivalents of $14.3 million and $10.5 million, respectively. As a result, management anticipated that our cash and cash equivalent balances, anticipated cash flows from operations and other sources of funding from the capital markets will be sufficient to meet our cash requirements through December 31, 2007. However, on May 4, 2007, Acacia executed a registered direct offering of $5.0 million of AR-CombiMatrix stock, the proceeds of which have been allocated to us by Acacia. We expect that the proceeds from this offering will allow us to meet our cash requirements through May 2008. In order for our company to continue as a going concern beyond this point and ultimately to achieve profitability, we will be required to obtain capital from external sources, increase revenues and reduce operating costs. However, there can be no assurance that such capital will be available at times and at terms acceptable to us, or that higher levels of product and service revenues will be achieved. The issuance of additional equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of our company. See Notes 1 and 14 to the consolidated financial statements included in this prospectus for additional discussion of these matters.

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements included in this prospectus are consistent with the CombiMatrix Group historical financial statements included in Acacia’s regulatory filings and include the assets, liabilities, operating results and cash flows of CombiMatrix Corporation using Acacia’s historical bases in the assets and liabilities and the historical results of operations of CombiMatrix Corporation. The consolidated financial statements also include allocations of certain Acacia corporate expenses, including governance, legal, accounting, insurance services, treasury and other Acacia corporate and infrastructure costs. The expense allocations have been determined on bases that we determined with Acacia to be a reasonable reflection of the utilization of services provided or the benefit received by us and are discussed in more detail below.

OVERVIEW OF RECENT BUSINESS ACTIVITIES

For the three months ended March 31, 2007, our operating activities included the recognition of $1.1 million in revenues, including $549,000 in government contract revenues and $588,000 in CustomArraysTM product and service revenues. Research and development expenses, excluding government contract costs and noncash stock based compensation, decreased due primarily to the impact of our cost reduction efforts, which began during the fourth quarter of 2006 and continued during the first quarter of 2007. Such efforts also contributed to the decrease in general and administrative expenses, which were impacted primarily by the execution of an amendment to our facilities lease in Mukilteo that reduced the amount of space and as well as the lease rate paid by us.

During 2006, our operating activities were driven by the execution of two new government contracts with the U.S. Department of Defense (DoD) totaling $4.0 million to be recognized through 2008 as well as the execution of several new distribution agreements for our CustomArrayTM products, both nationally and internationally. We launched our first 90K, high-density array and array synthesizer in May of 2006 and also launched, in collaboration with Furuno Electric Co., Ltd., our QuadroCASTM CustomArray synthesizer and made available new versions of our Influenza A and miRNA product offerings. Our diagnostics subsidiary, CMDX, received CLIA certification over its diagnostics laboratory and subsequently launched our first molecular diagnostic service using its Constitutional Genetic Array Test, or CGAT, during the second quarter of 2006. We also recently received notice from the U.S. Food and Drug Administration, or FDA, that CMDX does not require regulation covered by recent FDA guidelines covering certain of its diagnostic assays.

Historically, we have relied primarily upon investing and financing activities to fund operating activities. Our net proceeds from investing and financing activities in 2006 were consistent with 2005 and at December 31, 2006 our cash and cash equivalent balances, including anticipated cash flows from future operations and other existing sources of credit were not considered to be sufficient to meet our operating capital requirements beyond December 31, 2007. However, due to the May 4, 2007 registered direct offering discussed above, we believe the proceeds from this offering will allow us to meet our cash requirements through May 2008 (see Note 14 of our consolidated financial statements). We will continue to seek additional sources of capital including the issuance of debt and/or equity securities.

During 2005, our activities included the formation of a wholly owned subsidiary, CMDX and the launch of its molecular diagnostics business for the purpose of exploiting the opportunities in the molecular diagnostics market for our technology. We executed several distribution agreements for our CustomArray platform and related products with distributors in the United States, Asia and Australia. We also expanded our product offerings by launching a desktop version of our DNA array synthesizer as well as new CustomArrayTM catalog arrays, including an influenza H5N1 array, sectored arrays and micro-RNA products. In the area of bio-defense, we continued progress on our $5.9 million contract with the Department of Defense, which was completed in December of 2005. As a result of these activities, our research and development efforts were focused primarily on completing our bio-defense contract, launching our molecular diagnostics business as well as continuing development of new products and services based on our core array technology as well as making improvements to existing CustomArray products launched during 2005 and earlier.

During 2004, our operating activities included the completion of our research and development agreement with Roche, the execution of a two-year, $5.9 million contract with the Department of Defense to further the development of our array technology for the detection of biological and chemical threat agents, execution of a multi-year collaboration agreement with Furuno Electric Co. to develop a bench-top DNA array synthesizer and the launch of CustomArray, our first commercially available array platform. As a result of completing our research and development agreement with Roche, our research and development programs shifted to a number of externally and internally funded programs that support the activities summarized above. With the completion of our obligations under the Roche agreements, research and development expenses continued to decrease in 2004 as compared to 2003, as efforts shifted to other research and development programs. The decrease in research and development expenses was partially offset by an increase in marketing and sales expenses related to the launch of our CustomArray 902 DNA array platform in March 2004 and our CustomArray 12K DNA expression array in July 2004.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis we evaluate our assumptions, judgments and estimates and make changes accordingly.

We believe that, of the significant accounting policies discussed in Note 2 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

•	revenue recognition;

•	accounting for stock-based compensation;

•	accounting for income taxes;

•	valuation of long-lived and intangible asset allocation of corporate overhead costs from Acacia’s and goodwill; and

•	allocation of corporate overhead costs from Acacia.

We discuss below the critical accounting assumptions, judgments and estimates associated with these policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. For further information on our critical accounting policies, see Note 2 to the consolidated financial statements included herein.

Revenue Recognition

As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized or deferred for any period if management made different judgments.

In general, we recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB No. 104, when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Revenue from the sale of products and services, including shipping and handling fees, are recognized when delivery has occurred or services have been rendered. We sell our products and services directly to customers and also through distributors, and our right to collection is not dependent upon installation or a subsequent sale of our products to end users. Our agreements do not provide for credits, returns or exchanges with our customers or distributors. Our distribution agreements include fixed pricing arrangements for our products and after customer acceptance, there is no written or implied right to return or exchange the products.

Revenues from government grants and contracts are recognized in accordance with Accounting Research Bulletin (“ARB”) No. 43, “Government Contracts,” and related pronouncements, such as Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Accordingly, revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at each reporting period. Under the percentage-of-completion method of accounting, contract revenues and expenses are recognized in the period that work is performed based on the percentage of actual incurred costs to the total contract costs. Actual contract costs include direct charges for labor and materials and indirect charges for labor, overhead and certain general and administrative charges. Contract change orders and claims are included when they can be reliably estimated and are considered probable. For contracts that extend over a reporting period, revisions in contract cost estimates, if they occur, have the effect of adjusting current period earnings applicable to performance in prior periods. Should current contract estimates indicate an overall future loss to be incurred, a provision is made for the total anticipated loss in the current period.

Significant estimates, judgments and assumptions are required primarily in connection with our accounting for multiple-element arrangements with strategic partners and licensees.

We account for revenues under multiple-element arrangements in accordance with SAB No. 104 and Emerging Issues Task Force Consensus, or EITF, Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” and related pronouncements. Arrangements with multiple elements or deliverables must be segmented into individual units of accounting based on the separate deliverables only if there is objective and verifiable evidence of fair value to allocate the consideration received to the deliverables. Accordingly, revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received and/or billable in connection with other rights and services that represent our continuing obligations are deferred until all of the multiple elements have been delivered or until objective and verifiable evidence of the fair value of the undelivered elements has been established. Upon establishing objective and verifiable evidence of the fair value of the elements in multiple-element arrangements, the fair value is allocated to each element of the arrangement, such as license fees or research and development projects, based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on objective and verifiable evidence of fair value, which is determined for each element based on the prices charged when the similar elements are sold separately to third parties. If objective and verifiable evidence of fair value of all undelivered elements exists but objective and verifiable evidence of fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the revenues from delivered elements are not recognized until the fair value of the undelivered element or elements have been determined. Significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements, when to recognize revenue for each element, and the period over which revenue should be recognized. Changes in the allocation of the sales price between delivered to undelivered elements might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

Deferred revenues arise from payments received in advance of the culmination of the earnings process. Deferred revenues expected to be recognized within the next twelve months are classified within current liabilities. Deferred revenues will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met.

Stock-based Compensation Expense

Effective January 1, 2006, Acacia and our company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R sets forth the accounting requirements for “share-based” compensation payments to employees and non-employee directors and requires all share based-payments to be recognized as expense in the statement of operations. In March 2005, the SEC published Staff Accounting Bulletin No. 107, which requires stock-based compensation to be classified in the same expense line items as cash compensation (i.e. marketing, general and administrative and research and development expenses). The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the market price volatility of our classes of common stock and employee stock option exercise behavior.

SFAS No. 123R also requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated pre-vesting forfeiture rate. As such, SFAS No. 123R requires us to estimate pre-vesting option forfeitures at the time of grant and reflect the impact of estimated pre-vesting option forfeitures on compensation expense recognized. Estimates of pre-vesting forfeitures must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. We consider several factors in connection with our estimate of pre-vesting forfeitures including types of awards, employee class, and historical pre-vesting forfeiture data. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimating of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, amortization of intangibles and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. After consideration of our deferred tax liabilities, we have recorded a full valuation allowance against our deferred tax assets of $50.9 million as of December 31, 2006, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, we have considered our estimates of future taxable income, the period over which our deferred tax assets may be recoverable, our history of losses and our assessment of the probability of continuing losses in the foreseeable future. In our estimate, any positive indicators, including forecasts of potential future profitability of our businesses, are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income. If actual results differ from these estimates or if we adjust these estimates because we believe we would be able to realize these deferred tax assets in the future, then an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact our financial position and results of operations.

Valuation of Long-lived and Intangible Assets and Goodwill

Goodwill is evaluated for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances changes that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Prior to the fourth quarter of 2005, we had recognized goodwill in the amount of $18.9 million, $172,000 and $393,000 at our three reporting units: CombiMatrix Corporation and two wholly owned subsidiaries, Advanced Materials Sciences and CombiMatrix K.K. respectively. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. As discussed below, we recognized an impairment for all of the goodwill associated with Advanced Materials Sciences and CombiMatrix K.K. during the fourth quarter of 2005 and as a result, we only have one reporting unit for purposes of measuring goodwill impairment as of and for the year ended December 31, 2006. The fair value of the CombiMatrix Corporation reporting unit is determined using existing market prices for AR-CombiMatrix stock.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review include the following:

    •          significant underperformance relative to expected historical or projected future operating results;

    •          significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

    •          significant negative industry or economic trends;

    •          significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments; and

    •          significant decline in our stock price for a sustained period.

We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and our estimated value of the asset at disposal and compare it to our carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third-party appraised values may also be used in determining whether impairment potentially exists.

As described above, in assessing the recoverability of goodwill and other intangible assets, estimates of market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in future periods, future goodwill impairment tests may result in a charge to earnings. In applying these accounting practices, we recognized a charge from goodwill impairment of approximately $565,000 during the fourth quarter of 2005. This amount represents the full amount of goodwill recognized by our company as a result of our acquisitions of both Advanced Materials Sciences and CombiMatrix K.K. in July 2003.

Allocation of Corporate Overhead Costs from Acacia

Acacia allocates the cost of corporate general and administrative services and facilities between its subsidiaries and reporting groups generally based upon utilization. For example, direct salaries, payroll taxes and fringe benefits are allocated to the groups based on the percentage of actual time incurred by specific employees to total annual time available and direct costs including, postage, insurance, legal fees, accounting and tax and other are allocated to the groups based on specific identification of costs incurred on behalf of each group. Other direct costs, including direct depreciation expense, computer costs, general office supplies and rent are allocated to the groups based on the ratio of direct salaries to total salaries. Indirect costs, including indirect salaries and benefits, investor relations, rent, general office supplies and indirect depreciation are allocated to the groups based on the ratio of direct salaries for each group to total direct salaries. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. The corporate general and administrative services and facilities allocated by Acacia include, without limitation, legal services, accounting services (tax and financial), insurance and related deductibles if applicable, employee benefit plans and administration, investor relations, stockholder services and expenses relating to Acacia’s board of directors. Corporate expenses totaling $689,000, $498,000 and $551,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $129,000 and $56,000 for the three months ended March 31, 2006 and 2007, respectively, were allocated to us by Acacia.

Management estimates and judgments are required with respect to the allocations of overhead costs of Acacia to us. Had different assumptions and allocation methodologies been used different accounting treatment for such costs may have been required. Also, these allocations are not necessarily indicative of the actual costs we would have incurred had we been a separate, stand-alone entity, nor are they necessarily indicative of the actual costs we will incur in the future for similar corporate general and administrative costs as a separate, stand-alone entity.

DISCUSSION OF OPERATIONS, FINANCIAL RESOURCES AND LIQUIDITY

You should read this discussion in conjunction with our financial statements and related notes and the CombiMatrix Corporation consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

See Item 1. “Description of Business,” for a general overview of our business.

Results of Operations - Three Months Ended March 31, 2006 and 2007

REVENUES AND COST OF REVENUES (IN THOUSANDS)

	For the Three Months
	Ended March 31,
	2006	2007

Collaboration agreements	$-	$63
Government contract	264	549
Cost of government contract revenues	(250)	(534)
Service contracts	57	85
Products	924	440
Cost of product sales	(221)	(303)

Government Contract and Cost of Government Contract Revenues. Under the terms of our contracts with the Department of Defense (or “DoD”), we are reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee. Revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at the end of each reporting period. Cost of government contract revenues reflect research and development expenses incurred in connection with our commitments under our current contracts with the DoD.

The increase was due to ongoing performance of our electrochemical detection, microfluidics and influenza genotyping contracts during the three months ended March 31, 2007, as compared to only the electrochemical detection contract during the comparable 2006 period. Government contract revenues and contract costs were also higher during the three months ended March 31, 2007, as compared to the three months ended March 31, 2006, due to the higher number of contracts underway in 2007 compared to the prior year quarter.

Product Revenues and Cost of Product Sales. Product revenues and costs of product sales relate to domestic and international sales of our array products. Product revenues include the sale of CustomArray 12K DNA expression arrays and related hardware during the three months ended March 31, 2007, compared to DNA synthesizer instruments and 12K DNA expression arrays during the comparable 2006 period. The decrease in product revenues was due primarily to the lack of DNA synthesizer instrument sales in 2007 compared to 2006. As we shift our business focus from selling array-based research and development products to providing array-based diagnostic services, we have reduced internal sales staff, marketing and production efforts regarding sales of CustomArray products and instead have executed product distribution and manufacturing agreements with various third party distributors for the sales of our suite of CustomArray products into the research and development markets. As a result, CustomArray product revenues will likely be volatile in future periods depending on the sales efforts of its distributors.

RESEARCH AND DEVELOPMENT EXPENSES (IN THOUSANDS)
	For the Three Months
	Ended March 31,
	2006	2007

Research and development expenses	$2,379	$1,848

Research and Development Expenses. The decrease in internal research and development expenses was due primarily to the impact of cost reduction efforts in the area of full-time staff and ongoing research and development projects for the CustomArray platform, while continuing to develop microarray-based diagnostics services at CMDX. The decrease also reflects $293,000 in non-cash stock compensation charges recognized for the quarter ended 2006 versus $258,000 in the comparable 2007 quarter.

Future research and development expenses will continue to be incurred in connection with our ongoing internal research and development efforts in the areas of genomics, diagnostics, drug discovery and development. We expect our research and development expenses to continue to fluctuate and such expenses could increase in future periods as additional internal research and development agreements are undertaken and/or as new research and development collaborations are executed with strategic partners.

OTHER OPERATING EXPENSES (IN THOUSANDS)
	For the Three Months
	Ended March 31,
	2006	2007

Marketing, general and administrative expenses	$3,912	$2,485
Patent amortization and royalties	324	318
Equity in loss of investee	239	272

Marketing, General and Administrative Expenses. The decrease in marketing, general and administrative expenses was due primarily to a decrease in facilities related costs from executing the February 1, 2007 lease amendment discussed above, reduction in sales and marketing staff and expenses at our Mukilteo operations and overall reductions in general and administrative staff salaries, which included one-time bonuses and severance related costs in the first quarter of 2006 which were not incurred in 2007. Marketing, general and administrative expenses include stock-based compensation of $402,000 and $217,000 in the three months ended March 31, 2006 and 2007, respectively. The decrease in 2007 was due to certain employee terminations in marketing, general and administrative staff as well as existing option awards becoming fully vested during the past year, thus resulting in overall lower stock based compensation expense in the current 2007 quarter.

A summary of the main drivers of the changes in marketing, general and administrative expenses for the periods presented is as follows (in thousands):

For the Three Months Ended March 31, 2006 vs. 2007

Decrease in marketing and sales expenses	$(317)
Decrease in rent and facilities	(309)
Decrease in general and administrative expenses related to CMDX	(489)
Decrease in other general and administrative expenses	(127)
Decreases in non-cash stock compensation expense	(185)

Included in marketing, general and administrative expenses are allocated corporate overhead charges from Acacia of $129,000 and $56,000 for the three months ended March 31, 2006 and 2007, respectively

Equity in Loss of Investees. As of March 31, 2006 and 2007, we owned 24% and 33%, respectively, of Leuchemix Inc., or Leuchemix, a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. Our equity in the losses of Leuchemix increased due to our increased ownership in Leuchemix as well as an increase in expenses incurred by Leuchemix.

OTHER NON-OPERATING ITEMS

Warrant Gains (Charges). In accordance with SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” and related interpretations, certain AR-CombiMatrix stock purchase warrants outstanding at March 31, 2006 and 2007 have been classified as long-term liabilities due to certain redemption provisions associated with the underlying AR-CombiMatrix stock. Changes in the fair value of the stock purchase warrant liabilities are reflected in the consolidated statement of operations. Refer to Note 11 to the consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources - Three Months Ended March 31, 2006 and 2007

At March 31, 2007, cash and cash equivalents and short-term investments totaled $10.5 million compared to $14.3 million at December 31, 2006. Working capital at March 31, 2007 was $9.0 million, compared $12.0 million at December 31, 2006. The change in working capital was due primarily to the impact of net cash flow activities as discussed below.

The net decrease in cash and cash equivalents for the three months ended March 31, 2007 and 2006 was comprised of the following (in thousands):
	For the Three Months
	Ended March 31,
	2006	2007
Net cash provided by (used in) continuing operations:
Operating activities	$(3,673)	$(4,170)
Investing activities	1,404	68
Financing activities	46	390
Increase (decrease) in cash and cash equivalents	$(2,223)	$(3,712)

Cash receipts from customers for the three months ended March 31, 2007, were $852,000, comprised of $454,000 from the sale of array products and services and $398,000 in payments received from the DoD. Cash receipts in the comparable 2006 period totaled $1.3 million, comprised of $677,000 from the sale of array products and services and $616,000 in payments received from the DoD. Cash outflows from operations for the three months ended March 31, 2007 and 2006 were $5.0 million.

The change in net cash flows provided by investing activities was due primarily to net sales of available-for-sale investments in connection with ongoing short-term cash management activities during the periods presented. For the three months ended March 31, 2006 and 2007, we incurred $161,000 and $53,000, respectively, of capital expenditures. Our net cash outflows from investing activities for the three months ended March 31, 2006, included additional contractual investments in Leuchemix totaling $650,000.

Based on the May 2007 financing discussed above and described more fully in Note 14 (unaudited) to our consolidated financial statements included elsewhere in this prospectus, we believe that our cash and cash equivalent balances, anticipated cash flows from operations and external sources of funding from the capital markets will be sufficient to meet our cash requirements through May 2008. In order for us to continue to meet our cash requirements beyond this point, we will be required to obtain capital from external sources. However, there can be no assurances that we will be able to secure additional sources of financing at times and at terms acceptable to management. The issuance of additional equity securities will also cause dilution to the AR-CombiMatrix shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, management will be required to reduce our operating costs including research projects and personnel, which could jeopardize our future strategic initiatives and business plans. For example, reductions in research and development activities and/or personnel at our Mukilteo, Washington facility could result in the inability to invest the resources necessary to continue to develop next-generation products and improve existing product lines in order to remain competitive in the marketplace, resulting in reduced revenues and cash flows from the sales of our CustomArray products and services. Also, reductions in operating costs at our diagnostics subsidiary in Irvine, California, (CMDX), should they occur, could jeopardize our ability to launch, market and sell additional products and services necessary to grow and sustain our operations and eventually achieve profitability. As discussed in Note 1 to the consolidated financial statements included in this prospectus, the anticipation that we would be required to obtain additional financing in the foreseeable future raised substantial doubt about our ability to continue as a going concern beyond December 31, 2007. However, we believe that this has been extended through May 2008 based on the May 4, 2007 financing discussed above and in Note 14 (unaudited) of our consolidated financial statements. In addition to seeking capital from outside sources, our plans in regard to these matters included reductions in personnel and in fixed overhead costs (e.g., our lease commitment reduction discussed elsewhere herein) made in late 2006 and early 2007. Also, we are focusing our sales and product development efforts on our core diagnostic array platform as well as our funded research and development projects for the DoD.

We may also encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funding could be made through equity, debt or other external financing, and there can be no assurance that additional funding will be available on favorable terms, if at all.

Our long-term capital requirements will be substantial and the adequacy of available funds will depend upon many factors, including:

•	the costs of commercialization activities, including sales and marketing, manufacturing and capital equipment;

•	our continued progress in research and development programs;

•	the costs involved in filing, prosecuting, enforcing and defending any patents claims, should they arise;

•	our ability to license technology;

•	competing technological developments;

•	the creation and formation of strategic partnerships;

•	the costs associated with leasing and improving our Irvine, California facility; and other factors that may not be within our control.

Pursuant to the tax allocation agreement executed between us and Acacia, we have agreed not to take certain actions for two years following the split off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the split off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the split off could be deemed to be a taxable distribution to Acacia. In particular, we have agreed to indemnify Acacia for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company. For more information about our liability under the tax allocation agreement, please refer to the section “Relationship of Acacia Research Corporation and our Company After the Split Off” on page 39.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2007 or beyond. Other than as set forth below, we have no committed lines of credit or other committed funding or long-term debt. The following table lists our material known future cash commitments as of March 31, 2007:

	Payments Due by Period (in thousands)
Contractual Obligations	2007	2008-2009	2010-2011	2012 and Thereafter
Operating leases (1)	$341	$785	$333	$-
Minimum license payments	375	-	-	-
Minimum royalty payments (2)	75	200	200	675
Total contractual cash obligations	$791	$985	$533	$675
_____________________
(1)	Refer to Note 9 to our consolidated financial statements for a description of the February 1, 2007 modification to our Mukilteo, Washington facilities lease.
(2)	Refer to Note 9 to our consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen.

Results of Operations - Years Ended December 31, 2004, 2005 and 2006

REVENUES AND COST OF REVENUES (IN THOUSANDS)

	For the Years Ended December 31,
	2004	2005	2006

Collaboration agreements	$17,302	$2,266	$125
Government contract	1,993	3,849	2,074
Cost of government contract revenues	(1,874)	(3,683)	(1,959)
Service contracts	116	153	263
Products	230	1,765	3,278
Cost of product sales	(173)	(820)	(1,258)

Collaboration Agreements. In March 2004, we completed all phases of our research and development agreement with Roche. As a result of completing all obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized $17.3 million of research and development contract revenues during the first quarter of 2004, all of which were previously deferred. The majority of research and development efforts under the Roche agreement were incurred prior to 2004. During the fourth quarter of 2005, we completed all obligations under our collaboration and supply agreement with Toppan and as a result, we recognized all previously deferred payments from Toppan as research and development contract revenues totaling $2.3 million. Research and development activities and expenses related to the Toppan agreement were incurred during the two-year term of the agreement, which was originally executed in May 2003.

Government Contract and Cost of Government Contract Revenues. Under the terms of our contracts with the DoD, we were reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee. Revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at the end of the each reporting period. Cost of government contract revenues reflect research and development expenses incurred in connection with our commitments under our contracts.

Revenues and associated costs decreased during 2006 compared to 2005 due to greater efforts leading to the completion, in December 2005, of our commitments under our previous two-year, $5.9 million research and development contract with the DoD to further the development of our array technology for the electrochemical detection of biological threat agents. In February 2006, we executed a new one-year, $2.1 million contract with the DoD to further the development of our electrochemical detection system. In August 2006, we executed a new two-year, $1.9 million contract with the DoD to integrate our electrochemical detection technology with our microfluidics “lab on a chip” technology for national defense and homeland security applications. Overall, the efforts on these new contracts were lower than what was incurred in 2005 under our previous $5.9 million contract, resulting in the overall decrease in government contract revenues and cost of revenues in 2006 as compared to 2005. These revenues and costs increased during 2005 compared to 2004 due to increased activity on the two-year, $5.9 million contract and due to the fact that only nine months of activity were incurred in 2004 versus a full year of activity in 2005. The $5.9 million contract was completed in 2005 and there are no additional revenues or costs expected to be recognized from this contract in future periods.

Service Contracts. Prior to 2005, all service contract revenues were recognized by CombiMatrix K.K. from existing array customers in Japan. As of December 31, 2004, the terms of these contracts had expired. Costs incurred in connection with these services were not material. For the year ended December 31, 2005 and 2006, service contract revenues include maintenance and service contract fees relating to DNA array synthesizers sold during those periods, and have increased in 2006 due to the sale of additional array synthesizers. Such service contracts are typically for twelve months, and the consideration received is recognized ratably over the service period.

Product Revenues and Cost of Product Sales. Product revenues and costs of product sales relate to domestic and international sales of our array products. Product revenues include the sale of DNA synthesizer instruments and CustomArray 12K DNA expression arrays and related hardware during the year ended 2006 compared to lower instrument and 12K DNA expression array sales during the comparable 2005 period. The overall increase in product revenues was due primarily to the increased product offerings currently available to our customers, which includes 12K and 4X2K arrays, DNA synthesizer and electrochemical detection reader instruments and related hardware, as compared to only the 902 and 12K expression arrays and DNA synthesizer instruments in the comparable 2005 period. Product revenues and costs of product sales during 2004 and 2005 relate to domestic and international sales of our array products, including our CustomArray 902 DNA array platform launched in March 2004, our CustomArray 12K DNA expression array launched in July 2004 and our commercial DNA array synthesizer instrument launched in August 2005. Our product revenues increased from 2004 to 2005 due primarily to a full year of array sales recognized in 2005 compared to only a partial year’s recognition in 2004 as well as the launch of our DNA array synthesizer instrument in 2005.

RESEARCH AND DEVELOPMENT EXPENSES (IN THOUSANDS)

	For the Years Ended December 31,
	2004	2005	2006

Research and development expenses	$5,385	$5,783	$9,485

During the year ended December 31, 2006, we continued internal research and development efforts to improve and expand our technology and product offerings. The increase in internal research and development expenses for the year ended 2006 compared to 2005 was due primarily to the development of higher density array products by us as well as the impact of our subsidiary, CMDX, which was formed and began research and development activities in the second quarter of 2005 in the area of diagnostic applications. In addition, research and development expenses include $91,000, $0 and $1.1 million for the years ended December 31, 2004, 2005 and 2006, respectively, of stock based compensation expense. The increase was due to the adoption of SFAS No. 123R effective January 1, 2006. Our research and development costs increased from 2004 to 2005, primarily due to the launch of the CustomArray platform and continued launch of related array products, including our DNA array synthesizer instrument launched in August 2005. Research and development activities at our wholly owned subsidiary, CombiMatrix Molecular Diagnostics, which was formed in April of 2005, also contributed to the overall increase in research and development expenses for 2005.

Future research and development expenses were and will continue to be incurred in connection with our efforts in the area of genomics, diagnostics, drug discovery and development. We expect our research and development expenses to continue to be volatile and such expenses could increase in future periods as additional contract and/or internal research and development projects are undertaken and/or as new collaborations are executed with strategic partners.

OTHER OPERATING EXPENSES (IN THOUSANDS)

	For the Years Ended December 31,
	2004	2005	2006

Marketing, general and administrative expenses	$9,902	$9,827	$12,707
Patent amortization and royalties	1,234	1,312	1,483
Legal settlement charges (credits)	812	(406)	-
Equity in loss of investees	17	352	1,036
Goodwill impairment	-	565	-

Marketing, General and Administrative Expenses. The overall increase in 2006 compared to 2005 was due primarily to the full years’ impact of general and administrative expenses incurred by CMDX in 2006, which commenced operations in the second quarter of 2005, as well as increased legal and accounting expenses related mostly to costs associated with the planned split off of CombiMatrix Corporation from Acacia Research Corporation and stock based compensation. Marketing, general and administrative expenses include stock based compensation of $663,000, $(159,000) and $1.3 million for the years ended December 31, 2004, 2005 and 2006, respectively. The increase in 2006 was due to the adoption of SFAS No. 123R effective January 1, 2006. These increases were partially offset by a decrease in marketing, sales and other expenses. The net decrease in 2005 as compared to 2004 reflects a reduction in stock based compensation expense due to previously deferred stock based compensation recognized under APB Opinion No. 25 becoming fully amortized in 2004, as well as a reduction in our Sarbanes-Oxley compliance costs in 2005 compared to 2004. These decreases were partially offset by increases in marketing and sales costs related to the launch of our CustomArrayTM platform, which were driven primarily by increases in our sales force and expanded marketing and advertising efforts as well as an increase in marketing, general and administrative expenses in connection with the creation of CMDX in the second quarter of 2005.

A summary of the main components of the changes in marketing, general and administrative expenses for the years ended December 31, 2004 vs. 2005 and 2005 vs. 2006 are as follows (in thousands):

	For the Years Ended
	December 31,
	2004 vs. 2005	2005 vs. 2006

Increase (decrease) in marketing and sales expense	$478	$(924)
Increase (decrease) in G&A expenses at CBMX K.K.	179	(440)
Increase in general and administrative expenses at CMDX	598	1,683
(Decrease) increase in legal, accounting and other professional fees	(250)	1,169
(Decrease) increase in non-cash stock compensation	(822)	1,419
(Decrease) increase in allocated overhead costs from Acacia	(191)	53
Other	(67)	(80)

Included in marketing, general and administrative expenses are allocated corporate overhead charges from Acacia of $689,000, $498,000 and $551,000 in 2004, 2005 and 2006, respectively.

Patent Amortization and Royalties. Patent amortization of $1,096,000, $1,095,000 and $1,095,000 for the years ended December 31, 2004, 2005 and 2006, respectively, relates to the amortization of our patents recognized from step acquisitions of CombiMatrix Corporation by Acacia in 2000 and 2002, which are being amortized over a weighted average useful life of approximately 9 years. Royalty expense of $138,000, $217,000 and $348,000 for the same periods, respectively, relate to our September 2002 settlement agreement with Nanogen, Inc., and are equal to 12.5% of payments made to us from sales of certain products developed by us that are based on the patents that had been in dispute in the litigation with Nanogen, Inc. prior to settlement. The increase in royalties expense for the years presented is due to the corresponding increase in product revenue payments for the period.

Legal Settlement Charges (Credits). In connection with the September 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen, we recognized a long-term liability that reflects the fair value of AR-CombiMatrix common stock potentially issuable to Nanogen in accordance with certain anti-dilution provisions of the settlement agreement. Periodic charges and the related liability are estimated based on the number of shares issuable and or potentially issuable and the AR-CombiMatrix stock price at the end of the respective reporting period. Changes in the legal settlement charges (credits) for all years presented are the result of valuing this liability to market at each reporting date and does not represent cash payments to Nanogen. The anti-dilution provisions of the settlement agreement expired in September 2005 and as a result, future legal settlement charges (credits) will be $0.

Equity in Loss of Investees. As December 31, 2004, 2005 and 2006, we owned 3%, 19% and 33%, respectively, of Leuchemix Corporation, a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. Our equity in the losses of Leuchemix has increased due to our increased ownership in Leuchemix as well as increased expenses incurred by Leuchemix. As of October 2006, we completed our contractual commitment to increase our ownership in Leuchemix.

Goodwill Impairment. We recognized a charge for goodwill impairment of approximately $565,000 during the fourth quarter of 2005, related to our Advanced Materials Sciences and CombiMatrix K.K. reporting units. These reporting units were tested for impairment in the fourth quarter of 2005 in connection with our annual forecasting process. Due to the lack of third-party research and development funding for Advanced Materials Sciences and declining array product sales at CombiMatrix K.K., operating profits and cash flows were lower than expected during the preceding three quarters. Based on these trends, the operating forecasts for 2006 were revised downward, resulting in the goodwill impairment charge.

OTHER NON-OPERATING ITEMS

Interest income. We earn interest on our cash, cash equivalents and short-term investments. Interest income has been increasing primarily due to rising market interest rates.

Loss on Sale of Interest in Subsidiary. In January 2006, we expanded our relationship with one of our existing distributors, InBio, for the Asia Pacific region. Major components of the expanded relationship included the transfer of day-to-day operational responsibility and majority ownership of CombiMatrix K.K. to InBio, along with an expanded distribution agreement that encompasses Japan. InBio obtained 67% of the voting interests in CombiMatrix K.K. for a nominal amount of consideration. As a result, InBio assumed all operational and financial responsibilities of CombiMatrix K.K. The net loss on the sale of 67% of the voting interest in CombiMatrix K.K. was $84,000. Subsequent to the sale, our investment in CombiMatrix K.K. was accounted for under the equity method. The deconsolidation of CombiMatrix K.K. did not have a material impact on our consolidated balance sheet as of December 31, 2006. The impact on the statement of operations resulting from the transition to the equity method of accounting for our investment in CombiMatrix K.K. was not material during the periods presented.

Warrant Gains. In accordance with SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” or SFAS No. 150, and related interpretations, certain AR-CombiMatrix stock purchase warrants outstanding at December 31, 2006, which were issued in connection with equity financings in May 2003, September 2005 and December 2006, have been classified as a long-term liability due to certain settlement features and the redemption provisions associated with the underlying AR-CombiMatrix stock. Changes in the fair value of the stock purchase warrant liability are reflected in the consolidated statement of operations. There were no such warrant liabilities and thus no related charges or credits for 2004.

Liquidity and Capital Resources - Years Ended December 31, 2004, 2005 and 2006

At December 31, 2005, cash, cash equivalents and short-term investments totaled $20.3 million, compared to $14.3 million at December 31, 2006. Working capital was $19.2 million at December 31, 2005, compared to $12.0 million at December 31, 2006. Working capital decreased in 2006 primarily due to the reduction in cash, cash equivalents and short-term investments.

The change in cash and cash equivalents for the years ended December 31, 2004, 2005 and 2006 was comprised of the following (in thousands):

	For the Years Ended December 31,
	2004	2005	2006
Net cash provided by (used in) continuing operations:
Operating activities	$(11,584)	$(13,643)	$(15,197)
Investing activities	(8,448)	3,390	4,981
Financing activities	19,227	12,914	12,327
Effect of exchange rate on cash	(17)	72	-
Increase (decrease) in cash and cash equivalents	$(822)	$2,733	$2,111

Operating Activities. The increase in net cash outflows from operations in 2006 compared to 2005 was due primarily to an increase in cash operating expenses totaling $21.4 million in 2006 compared to $18.9 million in 2005. This increase was due primarily to increased research and development and general and administrative costs incurred as discussed above, as well as the net impact of the timing of the receipt of payments from customers and payments to vendors. The increase in cash outflows from operating expenses was partially offset by an increase in cash receipts from customers, which totaled $6.3 million in 2006 compared to $5.3 million in 2005. The primary reason for the increase was due to increased sales and related cash receipts from CustomArray customers totaling $3.8 million in 2006 compared to $1.7 million in 2005. This increase was partially offset by decreased cash collections from our government contract billings, which were $2.5 million in 2006 compared to $3.6 million in 2005.

The increase in net cash outflows from operations in 2005 compared to 2004 was due primarily to an increase in operating expenses totaling $18.9 million in 2005 compared to $14.7 million in 2004. This increase was due primarily to increased research and development and general and administrative costs incurred as discussed above, as well as the net impact of the timing of the receipt of payments from customers and payments to vendors. The increase in cash outflows from operating expenses was partially offset by an increase in cash receipts from customers, which totaled $5.3 million in 2005 compared to $3.0 million in 2004. The primary reason for the increase was due to increased activity under our 2-year government contract resulting in billings and cash payments during 2005 of $3.6 million as compared to $1.7 million in 2004, as well as increased sales and related cash receipts from CustomArray customers totaling $1.7 million in 2005 compared to $113,000 in 2004.

Investing Activities. The change in net cash flows from investing activities for all periods presented was due primarily to our ongoing short term cash management activities and changes in short term investments in connection with certain financing activities discussed below. Fixed asset purchases were $810,000, $1.3 million and $536,000 in 2004, 2005 and 2006, respectively. Investments made in the preferred stock of Leuchemix, Inc. were $250,000, $1.6 million and $2.2 million in 2004, 2005 and 2006, respectively.

Financing Activities. The change in net cash inflows from financing activities allocated to us from Acacia in 2004, 2005 and 2006 was due to the completion of equity financings discussed below from the sale of AR-CombiMatrix common stock, which raised net proceeds of approximately $18.8 million, $12.7 million, and $12.1, respectively. The net cash provided by financing activities recognized in 2006 was partially offset by approximately $550,000 of SEDA commitment fees incurred.

For the year ended December 31, 2006, our financing activities were composed primarily of financings with two separate financing institutions. First, on June 14, 2006, Acacia Research Corporation entered into a Standby Equity Distribution Agreement (the “SEDA”) with Cornell Capital Partners, LP (“Cornell”), providing up to $50 million of equity financing from Cornell through the sale of up to 13,024,924 shares of AR-CombiMatrix common stock through June 2008. For the year ended December 31, 2006, we had received $3,070,000 in net proceeds in equity financings through the sale of 3,211,345 shares of AR-CombiMatrix stock under the SEDA, which was cancelled in December 2006. Second, on December 13, 2006, Acacia completed a registered direct offering with Oppenheimer & Co., Inc. or Oppenheimer, as the placement agent, raising gross proceeds of $9,964,000 through the issuance of 9,768,313 units. Each unit consists of one share of AR-CombiMatrix common stock and 1.2 five-year common stock warrants, for a total of 9,768,313 shares and warrants to purchase 11,721,975 shares of AR-CombiMatrix common stock, respectively, issued to investors. Net proceeds raised from the Oppenheimer private equity financing of $9,266,000 were attributed to us. For more information on the terms of these agreements, please see Note 11 our consolidated financial statements included in this report.

For the year ended December 31, 2005, our financing activities were composed primarily of two financing events. First, in July 2005, Acacia sold 1,400,444 shares of AR-CombiMatrix stock in a registered direct offering, generating net proceeds of approximately $3,114,000, which were attributed to us. Second, in September 2005, Acacia sold 6,385,907 shares of AR-CombiMatrix stock and 1,596,478 AR-CombiMatrix stock purchase warrants in a registered direct offering, generating net proceeds of approximately $9,609,000, which were also attributed to us.

For the year ended December 31, 2004, our financing activities were composed primarily of an April 2004 registered direct offering of 3,000,000 shares of AR-CombiMatrix stock resulting in net proceeds to us of $13.7 million as well as proceeds allocated to us from by Acacia from the exercise of AR-CombiMatrix stock warrants and stock options during 2004 totaling $5.1 million.

Off-Balance Sheet Arrangements
We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2007. Other than as set forth below, we have no committed funding or long-term debt. On February 1, 2007, we executed an amendment to our operating lease for office and laboratory space. Inclusive of this amendment, our material known future cash commitments are as follows as of December 31, 2006:

	Payments Due by Period (in thousands)
Contractual Obligations	2007	2008-2009	2010-2011	2012 and Thereafter

Operating leases (1)	$588	$785	$333	$-
Minimum license payments	500	-	-	-
Minimum royalty payments (2)	100	200	200	675
Total contractual cash obligations	$1,188	$985	$533	$675

_____________________
(1)	Refer to Note 9 to our consolidated financial statements for a description of the February 1, 2007 modification to our Mukilteo, Washington facilities lease.
(2)	Refer to Note 9 to our consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen.

Inflation

Inflation has not had a significant impact on the company in the current or prior periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 of our consolidated financial statements included elsewhere herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities issued by the U.S. treasury and by U.S. corporations as well as auction market securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper, government securities, auction market securities and money market funds. Due to the nature of our short-term investments, we do not believe that we are subject to any material or significant market risk exposure.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

RECENT MARKET PRICES

Acacia Research Corporation’s two classes of common stock, AR-CombiMatrix stock and AR-Acacia Technologies stock, commenced trading on the Nasdaq Stock Market on December 16, 2002. The historical market prices reported below are those of the AR-CombiMatrix stock, which will be redeemed for our common stock on the redemption date. AR-CombiMatrix stock is listed on the Nasdaq National Market System under the symbol “CBMX,” and we have applied to list our common stock on the Nasdaq Capital Market following the redemption under the same symbol.  On May 16, 2007, we received notification from Nasdaq that our listing application and stock trading symbol had been approved and reserved.

The market for AR-CombiMatrix common stock has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

The high and low bid prices for AR-CombiMatrix stock as reported by Nasdaq for the periods indicated are as follows. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	2005				2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
High	$4.08	$3.05	$2.60	$2.59	$2.90	$2.75	$1.68	$1.07	$1.85
Low	$2.14	$2.15	$1.55	$1.29	$1.34	$1.45	$0.96	$0.70	$0.58

On May 14, 2007, there were approximately 150 owners of record of AR-CombiMatrix stock. The majority of the outstanding shares of AR-CombiMatrix stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

DIVIDEND POLICY

To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of CombiMatrix Corporation. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2006:

Name	Age	Position	Date first elected or appointed

Amit Kumar, Ph.D	42	President and Chief Executive Officer, Director	September, 2001

Brooke Anderson, Ph.D	43	Chief Operating Officer, Director	February, 2004

Scott Burell, CPA	42	Chief Financial Officer, Secretary and Treasurer	November, 2006

Andrew McShea, Ph.D	35	Vice President, Biology and Chemistry	February, 2005

H. Sho Fuji	45	Vice President, Engineering and Production	August, 2004

Thomas Akin (1)	54	Chairman, Director	November, 2006

Rigdon Currie (2)	76	Director	November, 2006

John Abeles, MD (3)	61	Director	November, 2006

(1)   Member of our Audit Committee (financial expert), Compensation Committee and Nominating and Governance Committee.
(2)   Member of our Audit Committee, Compensation Committee and Nominating and Governance Committee.
(3)   Member of our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Our directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

BUSINESS EXPERIENCE

The following is a brief account of the education and business experience during at least the past five years of each director and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Amit Kumar, Ph.D.
Chief Executive Officer, President & Director

Dr. Kumar has been President and CEO since September 2001, and has been a Director since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. (NASDAQ: ACRI). From January 1999 to February 2000, Dr. Kumar was the founding President and Chief Executive Officer of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at IDEXX Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, Dr. Kumar was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his bachelor’s degree in chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from Caltech in 1991. He also completed a post-doctoral fellowship at Harvard University in 1993. Dr. Kumar also serves as a director of Aeolus Pharmaceuticals.

Brooke Anderson, Ph.D.
Chief Operating Officer & Director

Dr. Anderson has been Chief Operating Officer since February 2004. From April 2003 through March 2004, Dr. Anderson served as our Vice President, Software Development and Engineering. From April 2000 through April 2003, Dr. Anderson served as our Vice President, Software Development. Dr. Anderson also served as the company’s first President from October 1995 to January 1997. Prior to joining CombiMatrix, Dr. Anderson co-founded Acacia Research Corporation, and from January 1993 to August 1997, served as Acacia’s Vice President, Research and Development. Dr. Anderson received a B.S.E. in nuclear engineering from the University of Michigan in 1985, an M.S. in applied physics from the California Institute of Technology in 1987, and a Ph.D. in computation and neural systems from the California Institute of Technology in 1993.

Scott Burell, CPA (Inactive)
Chief Financial Officer

Mr. Burell was promoted to Chief Financial Officer in November 2006. Previously, he served as Vice President of Finance from November 2001 through November 2006, and as the company’s Controller from February 2000 through November 2001. From May 1999 to February 2001, Mr. Burell served as the Controller for Network Commerce, Inc., a publicly traded technology and infrastructure company located in Seattle. Prior to May 1999, Mr. Burell spent 9 years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. Mr. Burell is a certified public accountant in the state of Washington (currently inactive) and holds Bachelor of Sciences degrees in Accounting and Business Finance from Central Washington University. Mr. Burell is a member of the American Institute and Washington Society of Certified Public Accountants.

Andrew McShea, Ph.D.
Vice President, Biology and Chemistry

Dr. McShea has been with CombiMatrix since 2000, serving as a Senior Scientist and Business Development Manager prior to his current position as Vice President of Biology and Chemistry beginning in 2004. Dr. McShea has over 10 years of experience in the Life Sciences industry, ranging from drug discovery at Novartis and Bristol-Myers Squibb Pharmaceuticals to basic research at the Fred Hutchinson Cancer Research Center in Seattle, Washington. Dr. McShea received his Ph.D. in 1996 studying transplantation immunology at Harvard Medical School and the University of Vienna, Austria. He also holds a B.Sc. in Cell Biology from the University of Wales, UK.

H. Sho Fuji
Vice President, Engineering and Production

H. Sho Fuji has been Vice President of Engineering and Production since August 2004 and has been with CombiMatrix since October 2000. Mr. Fuji had over 15 years of experience in the integrated circuit and MEMS fields before joining CombiMatrix, most recently as Laboratory Manager for the Washington Technology Center’s Microfabrication Laboratory from 1994 to 2000. He previously held management and process development positions at Materials Research Corporation, Boeing’s High Technology Center, and GAIN Semiconductor Corporation. Mr. Fuji received his B.S. in Materials Science and Engineering from MIT and a M.S. in Materials Science from Stanford University.

Thomas Akin
Director

Mr. Akin has served as a Director of Acacia Research Corp. since May 1998 and was also a member of our Board prior to the merger with Acacia in December 2002. Mr. Akin has been the Managing General Partner of four private investment funds (Talkot Partners I, Talkot Partners II, LLC, Talkot Crossover Fund, L.P., and Talkot Capital) since 1996. Mr. Akin previously served in a variety of capacities for Merrill Lynch and Co., including Managing Director of Western Regional Sales from 1986 - 1994. Mr. Akin holds a B.A. from the University of California at Santa Cruz and attended the University of California at Los Angeles Graduate School of Business. Mr. Akin also serves as a director of Dynex Capital, Inc.

Rigdon Currie
Director

Mr. Currie has served as a Director of Acacia Research Corporation since January 2003 and was also a member of our Board from March 1997 until the merger with Acacia in December 2002. Since July 1999, Mr. Currie has been an independent venture capital consultant. From February 1993 to July 1998, Mr. Currie was a partner of MK Global Ventures, a venture capital limited partnership. Mr. Currie received a B.S.I.E. from the Georgia Institute of Technology and an M.B.A. from Harvard Business School.

John H. Abeles, MD
Director

Dr. Abeles is the founder of MedVest, Inc., which has provided consulting services to health care and high technology companies since 1980 and where he has served as President since 1982. Since 1998, he has served as Chairman of UniMedica Inc., a web-enabled Medical School education consulting and publishing firm. Since 1992, Dr. Abeles has been the general partner of Northlea Partners, Ltd., an investment and venture capital firm. Since 1998, he has also served as Assistant Professor, Clinical Pharmacology and Therapeutics at the International University of Health Sciences. Dr. Abeles has been a member of the Boards of Directors of the following companies since the date noted: CombiMatrix Molecular Diagnostics, Inc. (1996), DUSA Pharmaceuticals, Inc. (1995), I-Flow Corporation (1987), and Oryx Technology (1989). Since 1997, Dr. Abeles has served as a Director of Higuchi Bio-Science Institute, University of Kansas, and since 2001 has served as Director of College of Chemistry Advisory Board, University of California Dr. Abeles joined our Board of Directors in December 2006, and has served on our CombiMatrix Scientific Advisory Board since June 2006.

FAMILY RELATIONSHIPS

There are no family relationships between any of our company’s directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

COMPENSATION OF DIRECTORS

Directors who are also employees of our company receive no additional compensation from our company for their service as members of the Board. Non-employee directors receive a nondiscretionary grant of options to purchase 30,000 shares of the company’s common stock upon initially joining the Board and will receive annual non-discretionary option grants to purchase 30,000 shares of CombiMatrix stock while serving as members of the Board. All such grants will be priced at an exercise price equal to the closing market price on the date of grant and will vest in four equal quarterly installments over a 12-month period from the grant date.

Non-employee directors receive compensation in the amount of $1,500 per month for their services as members of the Board, except the Chairman of the Board, who receives a total of $2,000 per month for his or her service as a director. In addition, non-employee directors receive $1,000 for each meeting of the Board or of any committee of the Board attended in person, $1,000 for each meeting attended by telephone if the meeting is longer than one hour in length, and $500 for each meeting attended by telephone if the meeting is one hour or less in length, except that no compensation shall be received for each Compensation or Nominating and Governance Committee meeting attended that immediately precedes or follows a meeting of the Board. Directors are also reimbursed for any out-of-pocket expenses incurred in connection with attendance at meetings or committees of the Board and in connection with the performance of Board duties.

BOARD OF DIRECTORS

Our board of directors consists of five directors. In accordance with applicable SEC and Nasdaq rules, the majority of our board of directors is independent. The independent directors are Thomas Akin, Rigdon Currie and John Abeles, MD.

COMMITTEES OF THE BOARD OF DIRECTORS

Pursuant to authority granted in our bylaws, our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The membership and function of each committee of our board of directors is described below.

Audit Committee. The members of our Audit Committee are be Messrs. Akin, Currie and Abeles. Our Audit Committee is responsible for reviewing our internal accounting and auditing controls and procedures, reviewing our audit and examination results and procedures and consulting with our management and our independent registered public accounting firm prior to the presentation of our financial statements to stockholders. Among other functions, our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, and review the independence of our independent registered public accounting firm as a factor in making these determinations.

All members of our Audit Committee will meet the requirements for financial literacy under the applicable rules of Nasdaq. Our board has determined that Mr. Akin is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules of Nasdaq. We believe that all of the members of the Audit Committee meet the independence requirements under applicable SEC and Nasdaq rules. The Audit Committee will operate pursuant to a written charter that satisfies applicable SEC and Nasdaq rules.

Compensation Committee. The members of our Compensation Committee are Messrs. Currie, Akin and Abeles. Our Compensation Committee is responsible for establishing goals and objectives for our chief executive officer and other executive officers and reviewing and making recommendations to our board of directors concerning salaries and incentive compensation for our directors, officers and employees.

Nominating and Governance Committee. The members of our Nominating and Governance Committee are Messrs. Currie, Akin and Abeles. Our Nominating and Governance Committee is responsible for monitoring the size and composition of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors of the Corporation, developing and recommending to the Board a set of corporate governance principles and overseeing and administering our Code of Ethics.

EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

The following table shows the named executive officers’ total compensation deemed “earned” or potentially “earned” for the year ended December 31, 2006, whether or not actually paid out.
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(2)	Total

Amit Kumar, CEO	2006	$414,413	$-	$-	$571,916	$986,329
Scott Burell, CFO	2006	162,104	-	-	91,304	253,408
Brooke Anderson, COO	2006	183,718	15,000	-	208,228	406,946
Andrew McShea, VP Biology & Chemistry	2006	147,686	-	-	125,092	272,778
H. Sho Fuji, VP Engineering & Production	2006	151,976	-	-	83,276	235,252
Jeffrey Oster, SVP IP & Associate General Counsel(1)	2006	174,867	-	-	37,092	211,959

___________________
(1)	As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.
(2)
The computation of option awards compensation is based upon the number of options that have vested during the year for the named principal officer times the fair value of the option awards that was determined as of the date of grant. The fair value of options granted to our employees, officers and directors has been computed using on the Black-Scholes option pricing model in accordance with State of Accounting Standards No. 123R (see Note 2 to the Consolidated Financial Statements included elsewhere in this prospectus for more information). These amounts represent non-cash compensation charges included in our consolidated financial statements and do not represent direct economic benefits to our employees, officers or directors. Also, as of December 31, 2006, all options held by our employees, principal officers and directors were “out-of-the-money,” meaning that the option exercise prices exceeded the fair value of the underlying AR-CombiMatrix common stock as reported on Nasdaq.

GRANTS OF PLAN−BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2006

The following table contains information about cash and equity-based awards granted during the fiscal year ended December 31, 2006, that are based on an incentive plan or are otherwise contingent on the achievement of performance goals, as well as equity-based awards that vest based on service requirements.

Name	Grant Date	All Other Stock Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)

Amit Kumar, CEO	07/18/2006	300,000	$ 1.41	$309,270
Scott Burell, CFO	07/18/2006	150,000	$ 1.41	154,635
Brooke Anderson, COO	07/18/2006	250,000	$ 1.41	257,725
Andrew McShea, VP Biology & Chemistry	07/18/2006	200,000	$ 1.41	206,180
H. Sho Fuji, VP Engineering & Production	07/18/2006	125,000	$ 1.41	128,863
Jeffrey Oster, SVP IP & Associate General Counsel (1)	07/18/2006	5,000	$ 1.41	5,155
__________________
(1)    As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.

EMPLOYMENT AGREEMENTS

All of our executive officers are at-will employees and serve at the discretion of the Board of Directors, and we do not have written agreements with any of our executive officers. We have no agreements with our executive officers regarding cash and equity compensation, except we have agreed to pay our executive officers a salary equal to the following cash compensation, paid in arrears in equal bi-monthly payments:

Amit Kumar, CEO	$426,088
Scott Burell, CFO	165,375
Brooke Anderson, COO	187,425
Andrew McShea, VP Biology & Chemistry	142,751
H. Sho Fuji, VP Engineering & Production	155,043

Our cash compensation, consisting solely of base salary and one bonus of $15,000, constituted between 42% and 83% of our executive officers’ total compensation. The remaining compensation was solely in the form of stock options. We expect cash compensation to continue to make up between approximately 45% and 80% of our executive officers’ total compensation. Our emphasis on equity compensation ranging from 58% to 17% of our executive officers’ total compensation is consistent with our existing goal of maximizing our current resources in developing leading edge technology, attracting the best management, and aligning our management with the interest of our stockholders.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table discloses information regarding outstanding previously granted awards that the named executive officers may or may not realize but which represent potential compensation amounts.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Amit Kumar, CEO	122,804	-	$12.12	07/09/2010
Amit Kumar, CEO	50,000	-	$9.00	09/22/2010
Amit Kumar, CEO	76,752	-	$3.11	03/29/2011
Amit Kumar, CEO	22,104	-	$4.69	10/01/2011
Amit Kumar, CEO	300,000	-	$12.00	01/25/2012
Amit Kumar, CEO	300,000	-	$1.95	02/21/2013
Amit Kumar, CEO	229,161	20,839	$6.76	03/04/2014
Amit Kumar, CEO	47,499	42,501	$2.98	05/26/2015
Amit Kumar, CEO	-	300,000	$1.41	07/18/2016
Total	1,148,320	363,340

Scott Burell, CFO	20,000	-	$24.00	02/06/2011
Scott Burell, CFO	40,000	-	$12.00	11/28/2011
Scott Burell, CFO	49,000	-	$1.95	02/21/2013
Scott Burell, CFO	18,331	1,669	$6.76	03/04/2014
Scott Burell, CFO	21,637	19,363	$2.98	05/26/2015
Scott Burell, CFO	-	150,000	$1.41	07/18/2016
Total	148,968	171,032

Brooke Anderson, COO	25,000	-	$5.00	03/14/2010
Brooke Anderson, COO	6,139	-	$15.07	09/27/2010
Brooke Anderson, COO	7,500	-	$9.00	10/05/2010
Brooke Anderson, COO	1,000	-	$18.00	11/13/2010
Brooke Anderson, COO	3,000	-	$12.00	11/28/2011
Brooke Anderson, COO	120,000	-	$1.95	02/21/2013
Brooke Anderson, COO	47,664	4,336	$6.76	03/04/2014
Brooke Anderson, COO	52,776	47,224	$2.98	05/26/2015
Brooke Anderson, COO	-	250,000	$1.41	07/18/2016
Total	263,079	301,560

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andrew McShea, VP Biology & Chemistry	20,000	-	$18.00	11/09/2010
Andrew McShea, VP Biology & Chemistry	20,000	-	$12.00	11/28/2011
Andrew McShea, VP Biology & Chemistry	8,000	-	$1.95	02/21/2013
Andrew McShea, VP Biology & Chemistry	24,000	-	$1.95	03/24/2013
Andrew McShea, VP Biology & Chemistry	13,748	1,252	$6.76	03/04/2014
Andrew McShea, VP Biology & Chemistry	7,221	2,779	$3.07	10/19/2014
Andrew McShea, VP Biology & Chemistry	12,220	7,780	$3.00	03/02/2015
Andrew McShea, VP Biology & Chemistry	32,456	29,044	$2.98	05/26/2015
Andrew McShea, VP Biology & Chemistry	-	200,000	$1.41	07/18/2016
Total	137,645	240,855

H. Sho Fuji, VP Engineering & Production	25,000	-	$9.00	10/05/2010
H. Sho Fuji, VP Engineering & Production	5,000	-	$24.00	08/14/2011
H. Sho Fuji, VP Engineering & Production	20,000	-	$12.00	11/28/2011
H. Sho Fuji, VP Engineering & Production	24,000	-	$1.95	02/21/2013
H. Sho Fuji, VP Engineering & Production	13,748	1,252	$6.76	03/04/2014
H. Sho Fuji, VP Engineering & Production	7,221	2,779	$3.07	10/19/2014
H. Sho Fuji, VP Engineering & Production	21,637	19,363	$2.98	05/26/2015
H. Sho Fuji, VP Engineering & Production	-	125,000	$1.41	07/18/2016
Total	116,606	148,394

Jeffrey Oster, SVP IP & Associate General Counsel (1)	-	-	-	-
Total	-	-

___________________
(1)    As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee is responsible for setting and implementing our compensation objectives. Our executive compensation is intended to achieve the following objectives:

•	align compensation with our performance on both a short-term and long-term basis;
•	attract, motivate, reward, and retain management talent critical to achieving our business goals;
•	encourage ownership of our common stock to create commonality of interest between executive officers and shareholders; and
•	allocate company resources effectively in the development of technology and products.

Our compensation objectives have been achieved through a combination of (a) competitive base salary, (b) options granted on the date of hire vested over a period of time, and (c) annual awards of additional options. Our Compensation Committee reviews the compensation of our named executive officers on an annual basis and determines (a) raises in base salary, and (b) the appropriate number of options to be issued and the terms of those options, including the vesting schedule.

Our Compensation Committee determines compensation with some input from our executive officers. The base salary of our executive officers is reviewed annually by the Compensation Committee and is paid in cash in equal installments over the year without regarding to performance criteria. Additional cash compensation is generally not awarded as a bonus, but rather we rely upon equity compensation to motivate our executive officers to achieve our short-term and long-term objectives by aligning the interest of our stockholders and our executive officers. Our Board of Directors approved the cash and equity compensation of our Chief Executive Officer at considerably higher rates than our other named executive officers because it felt it was necessary, based on Dr. Kumar’s experience, to attract Dr. Kumar from the San Francisco Bay Area and to compensate him for the additional cost of commuting from San Jose, California to Seattle, Washington on a regular basis.

We will utilize our 2006 stock option plan to award stock options to our executive officers on the date of hire and again annually following performance reviews. We evaluate the employment market conditions and the performance of each officer on an individual basis to determine non-cash compensation; we do not utilize any particular formula for determining the number of options to issue. In determining the amount of cash and non-cash compensation to be paid to our executive officers, we take into consideration the past performance of the individual officer, the past performance of the company and the achievement of qualitative objectives set at the beginning of the year. We currently do not apply quantitative performance criteria to the award of cash or non-cash compensation.

The exercise price of the options is set on the date the option is awarded, at fair market price equal to the closing price of our stock on the date the option is granted. Our annual reviews are completed during the months of April and May of each year, and stock options are granted upon conclusion of these reviews, which may differ from year-to-year.

We evaluate the allocation between cash and non-cash compensation and among different forms of non-cash compensation, on an annual basis. Our current policy is to rely on stock options as the sole method of non-cash compensation, although our stock option plan permits the award of stock and other non-cash compensation.

Our compensation committee has reviewed the Compensation Discussion and Analysis, discussed it with management, and recommended its inclusion in this prospectus.

2006 STOCK INCENTIVE PLAN

Prior to the redemption date, our board of directors plans to adopt and submit to our stockholders for approval our 2006 Stock Incentive Plan. The purpose of our 2006 Stock Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding our high-quality executives and our other employees, officers, directors, consultants and other service providers, by enabling such persons to acquire or increase an equity interest in the company in order to strengthen the mutuality of interests between such service providers and our stockholders, and providing such service providers with long term performance incentives to expend their maximum efforts in the creation of stockholder value.

Administration

Our 2006 Stock Incentive Plan is to be administered by our board of directors or any committee designated by the board of directors consisting of not less than two directors. However, administration of the 2006 Stock Incentive Plan with respect to persons subject to Section 16 of the Securities and Exchange Act of 1934 shall be done by our compensation committee or another committee that qualifies under the requirements of Section 16. Subject to the terms of our 2006 Stock Incentive Plan, the plan administrator is authorized to select eligible persons to receive awards under the Plan, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each plan participant), and the rules and regulations for the administration of the 2006 Stock Incentive Plan, construe and interpret the 2006 Stock Incentive Plan and award agreements, and make all other decisions and determinations as the plan administrator may deem necessary or advisable for the administration of our 2006 Stock Incentive Plan. In addition the plan administrator may reduce the exercise price of any outstanding award under the Plan, cancel any outstanding award and the grant in substitution a new award covering the same or a different number of Shares, cash or other valuable consideration (as determined by the plan administrator) or any other action that is treated as a repricing under generally accepted accounting principles.

Eligibility

The persons eligible to receive awards under our 2006 Stock Incentive Plan are the employees, members of our board of directors, consultants and other independent advisers who provide services to us or any related entity. However, only our employees and employees of our subsidiaries or any parent may receive incentive stock options. An employee on leave of absence may be considered as still in the employ of us or a related entity for purposes of eligibility for participation in our 2006 Stock Incentive Plan.

Types of Awards

Our 2006 Stock Incentive Plan will provide for the issuance of stock options, stock appreciation rights, stock awards, share right awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the plan administrator.

Shares Available for Awards; Annual Per-Person Limitations

The total number of shares of common stock that may be subject to the granting of awards under our 2006 Stock Incentive Plan at any time during the term of the 2006 Stock Incentive Plan shall be equal to 8,100,000 shares, plus an annual increase to be added on the first trading day of January each year, commencing in January 2007 and ending upon termination of the 2006 Stock Incentive Plan, equal to three percent (3%) of the shares of common stock outstanding on each such date (rounded down to the nearest whole share). Notwithstanding the foregoing, with respect to incentive stock options, no more than 30,000,000 shares may be issued under the 2006 Stock Incentive Plan. Shares will become available for issuance under new awards to the extent awards previously granted under our 2006 Stock Incentive Plan (i) are forfeited, expire or otherwise terminate without issuance of shares, (ii) are settled for cash or otherwise do not result in the issuance of shares, or (iii) are exercised by the tender of shares attestation) or (iv) are withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.

Our 2006 Stock Incentive Plan imposes individual limitations on certain awards. Under these limitations, at such time as awards granted under the 2006 Stock Incentive Plan may qualify as “performance-based” compensation pursuant to Section 162(m) of the Internal Revenue Code, then during any fiscal year, no participant may be granted stock options or stock appreciation rights with respect to more than 2,000,000 shares and no participant may be granted stock or share right awards with respect to more than 2,000,000 shares, subject to adjustment upon certain changes in our capitalization. The maximum dollar value that may be paid out to any participant for any performance award with respect in any calendar year is $5,000,000.

In the event that any stock dividend, recapitalization, forward or reverse split, reorganization, merger, combination, share exchange or other similar corporate transaction or event affects the shares of our common stock, appropriate adjustment will be made by the plan administrator to (i) the maximum number, type and/or class of securities that may be issued under the 2006 Stock Incentive Plan and the maximum number of shares that may be issued pursuant to incentive stock options, (ii) the number type and/or class of shares by which award limitations are measured, as described in the preceding paragraph, (iii) the number type and/or class of shares subject to or deliverable in respect of outstanding awards, (iv) the number type and/or class of shares subject to or deliverable in respect of the automatic option grant program for non-employee directors, (v) the exercise price, grant price or purchase price relating to any award or the provision for payment of cash or other property in respect of any outstanding award, and (v) any other aspect of any award that the plan administrator determines to be appropriate.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the recipient, and non-qualified stock options, and stock appreciation rights entitling the recipient to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the plan administrator, but in the case of a stock option must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our 2006 Stock Incentive Plan, the term “fair market value” means the fair market value of our common stock, awards or other property as determined by the plan administrator or under procedures established by the plan administrator. Unless otherwise determined by the plan administrator, the fair market value of a share of our common stock as of any given date shall be the closing sales price per share of common stock as reported on the principal stock exchange or market on which the common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of service generally are fixed by the plan administrator, except that no stock option may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock options and stock appreciation rights are determined by the plan administrator. The plan administrator determines the methods in which the exercise price of options awarded under the 2006 Stock Incentive Plan may be paid, which may include cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants) or a cashless exercise procedure.

Restricted Stock and Stock Units

The plan administrator is authorized to grant shares of stock, including restricted stock, and share right awards. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of a stockholder, unless otherwise determined by the plan administrator. A share right award confers upon a participant the right to receive shares of common stock at the end of a specified period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of such specified period. Prior to settlement, a share right award carries no voting or dividend rights or other rights associated with share ownership.

Performance Awards

The plan administrator is authorized to grant performance awards to participants on terms and conditions established by the plan administrator. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the plan administrator upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares of common stock or by reference to a designated amount of property including cash. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the plan administrator. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as described below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as “performance based compensation” not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term “covered employee” means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the plan administrator and not the board of directors.

If and to the extent that the plan administrator determines that these provisions of our 2006 Stock Incentive Plan are to be applicable to any award, one or more of the following business criteria, on a consolidated basis, and/or for our subsidiaries, or for our business or geographical units and/or a related entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the plan administrator in establishing performance goals for awards under our 2006 Stock Incentive Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) direct contribution; (7) net income; pretax earnings; (8) earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; and (13) debt reduction. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the plan administrator. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Transferability

Awards granted under our 2006 Stock Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except to the extent expressly permitted by the plan administrator in the award agreement.

Acceleration of Vesting; Change in Control

The plan administrator may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, including if we undergo a “change in control”, as defined in our 2006 Stock Incentive Plan.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue or terminate our 2006 Stock Incentive Plan without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration that increases the shares reserved for issuance under the plan or increases the classes of participants eligible under the plan or if such approval is required by applicable law or regulation. Our 2006 Stock Incentive Plan will terminate on the earliest of (i) the tenth anniversary of the effective date of the Plan, (ii) the tenth anniversary of the date of stockholder approval of the Plan; (iii) the date that all shares under the Plan have been issued and are fully vested and (iv) the termination of all outstanding awards in connection with a change in control. Awards outstanding upon expiration of our 2006 Stock Incentive Plan shall remain in effect until they have been exercised or terminated, or have expired.

401(k) Plan

We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 in calendar year 2005 except for employees over 50 years of age, for whom the limit is $20,000. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the company’s Board of Directors currently consists of Thomas Akin, Rigdon Currie and John Abeles, M.D. None of these individuals was an officer or employee of the company at any time during 2005 or at any other time. No current executive officer of the company has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the company’s Board of Directors or Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION
In December 2006, the Acacia board of directors passed a clarifying amendment to the CombiMatrix 2000 Stock Award Plan and the 2002 CombiMatrix Stock Incentive Plan (the “plans”) to include the planned split off of CombiMatrix Corporation as a change in control under the terms of the plans. This is due to the fact that the holders of stock in Acacia Research Corporation will no longer own an interest in the assets of the CombiMatrix group, and the Board of Directors of Acacia Research Corporation will no longer administer the plans. As a result, all outstanding stock options for the purchase of AR-CombiMatrix stock under the employee benefit plans of Acacia will accelerate and terminate as of the Redemption Date if not exercised by that time. As of May 14, 2007, options for 1,318,337 shares that are not currently vested will fully vest upon the split off, because the split off will be deemed to constitute a change in control for purposes of the various option plans to which the options were originally granted. As of December 31, 2006, there are approximately 8.1 million shares of AR-CombiMatrix stock subject to outstanding stock options at exercise prices ranging from $0.74 to $24.00, with a weighted average exercise price of $5.77. As of March 31, 2007, there are approximately 7.5 million shares of AR-CombiMatrix stock subject to outstanding stock options at exercise prices ranging from $0.74 to $24.00, with a weighted average exercise price of $5.67. No further options will be granted under any of the AR-CombiMatrix equity compensation plans.

AR-CombiMatrix stock options to purchase 3,458 shares of AR-CombiMatrix common stock issued to a former employee and a former consultant will be assumed under our 2006 Stock Incentive Plan. The assumed options were granted under the CombiMatrix Corporation 2000 Stock Awards Plan (which was later incorporated into the 2002 CombiMatrix Stock Incentive Plan), however, in general, the material terms of the options are the same. The exercise prices of these options range from $12.00 to $18.00, with a weighted average exercise price of $14.53. The options generally have a maximum term of ten years and are currently vested. The exercise price of these options represents the fair market value of the underlying stock when granted.

The existing AR-CombiMatrix stock plans are administered by the Board of Directors of Acacia Research Corporation. Following the split off, our 2006 Stock Incentive Plan will be administered by our Board of Directors.

Historical

The following table provides information as of December 31, 2006, with respect to our common shares issuable under the equity compensation plans of Acacia Research Corporation related to AR-CombiMatrix stock. Please review this information in light of the effect of the redemption upon such plans, as described below.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
2002 CombiMatrix Stock Incentive Plan(1)	8,068,000	$5.77	1,528,000
Equity compensation plans not approved by security holders(2)	-	-	-
Total	8,068,000	$5.77	1,528,000
________________________

(1)
Our 2002 CombiMatrix Stock Incentive Plan, as amended, or the CombiMatrix Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants. The CombiMatrix Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The share reserve under the CombiMatrix Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our AR-CombiMatrix stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 600,000 shares and in no event will the total number of shares of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares. See Note 12 to our consolidated financial statements for additional information regarding our existing stock option award plans.

(2)	We have not authorized the issuance of equity securities under any plan not approved by security holders.

Pro Forma

Upon redemption, 3,458 options governed by the CombiMatrix 2000 Stock Awards Plan will be converted to an option under the CombiMatrix Corporation 2006 Stock Incentive Plan to acquire one share of our common stock for each share of AR-CombiMatrix stock available under the 2000 Stock Awards Plan. The following table provides pro forma information about our common shares that would have been issuable under the CombiMatrix Corporation 2006 Stock Incentive Plan if the redemption had occurred on December 31, 2006.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
CombiMatrix Corporation 2006 Stock Incentive Plan	3,458	$14.53	8,103,458
Equity compensation plans not approved by security holders	-	-	-
Total	3,458	$14.53	8,103,458

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On or about December 14, 2006, Amit Kumar, our Chief Executive Officer, President and Director, purchased from Acacia Research Corporation in a direct public offering, 250,000 units, each unit consisting of one share of AR-CombiMatrix stock and a warrant to purchase one and two-tenths shares of AR-CombiMatrix stock. The units were sold at a purchase price of $1.02 per unit, based upon a market price of $0.87 per share of AR-CombiMatrix stock, for a total purchase price of $255,000. Each warrant is exercisable at a price of $0.87 per share until December 13, 2011. Following the split off, Dr. Kumar, together with the other holders of the warrants, will have the right to exercise the warrants for shares of common stock of CombiMatrix Corporation under the same terms and conditions, as adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock. In addition, following the split off, he will have the right to require the company to register for resale the shares of our common stock issuable in exchange for the warrants and to keep such registration statement effective until such shares are sold by Dr. Kumar. The shares of AR-CombiMatrix stock that may be acquired by Dr. Kumar upon exercise of the warrants are included in the beneficial ownership table below.

On or about May 4, 2007, Thomas Akin, our Chairman and director, and Talkot Fund, L.P., for which he serves as managing general partner, purchased from Acacia Research Corporation in a direct public offering a total of 2,100,000 units, each unit consisting of one share of AR-CombiMatrix stock and a warrant to purchase one and one-half shares of AR-CombiMatrix stock. The units were sold at a purchase price of $0.7375 per unit, based upon a market price of $0.55 per share of AR-CombiMatrix stock, for a total purchase price of $1,548,750. Each warrant is exercisable at a price of $0.55 per share until May 3, 2012. Following the split off, Mr. Akin, together with the other holders of the warrants, will have the right to exercise the warrants for shares of common stock of CombiMatrix Corporation under the same terms and conditions, as adjusted to give effect to the redemption ratio of one share of our common stock for every ten shares of AR-CombiMatrix stock. In addition, following the split off, he will have the right to require the company to register for resale the shares of our common stock issuable in exchange for the warrants and to keep such registration statement effective until such shares are sold by Mr. Akin. The shares of AR-CombiMatrix stock that may be acquired by Mr. Akin upon exercise of the warrants are included in the beneficial ownership table below.

Pursuant to our Code of Business Conduct and Ethics, our officers and directors are not permitted to enter into any binding agreements with our company without the prior consent of the Board of Directors. The Board of Directors as a whole is responsible for applying this process. Any request to enter into a binding agreement with an officer or director is evaluated and approved by the entire Board of Directors. A copy of our Code of Business Conduct and Ethics is available at our website at www.combimatrix.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of CombiMatrix Corporation common stock are and will be held beneficially and of record by Acacia Research Corporation. The following table sets forth information concerning expected beneficial ownership of the CombiMatrix Corporation common stock after giving effect to the separation by:

•	each person or entity known to us who will beneficially own more than 5% of the outstanding shares of CombiMatrix Corporation common stock;

•	each person who we currently know will be one of its directors or named executive officers at the time of the separation; and

•	as a group, all persons who we currently know will be the directors and executive officers of CombiMatrix Corporation at the time of the separation.

The following information:

•
gives effect to the separation for the percentage ownership information as if it had occurred on May 14, 2007; in the case of percentage ownership information, assumes that immediately after the separation there are 5,956,977 shares of CombiMatrix Corporation common stock outstanding, which is the number that would have been outstanding if the separation had occurred on May 14, 2007;

•	reflects a redemption ratio of one share of CombiMatrix Corporation common stock for each ten shares of AR-CombiMatrix stock held by persons listed in the table below;

•
gives effect to the conversion, at an assumed conversion ratio of ten to one, of each option to purchase shares of AR-CombiMatrix stock issued under employee stock incentive plans and outstanding on the date of the separation into an option on substantially the same terms to purchase shares of CombiMatrix Corporation common stock.

The actual number of shares of CombiMatrix Corporation common stock outstanding as of the date of the separation may differ to the extent that outstanding stock options are exercised between May 14, 2007, and the date of the redemption. The number below reflects one share of CombiMatrix Corporation for every ten shares of AR-CombiMatrix stock beneficially owned on May 14, 2007.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Directors and Executive Officers(2)
Amit Kumar, Ph.D. (3)	197,944	3.23%
Brooke Anderson, Ph.D. (4)	56,587	*
Scott Burell, CPA (5)	20,332	*
Andrew McShea, Ph.D. (6)	21,526	*
Thomas Akin (7)	542,265	8.63%
Rigdon Currie (8)	15,000	*
John Abeles, MD (9)	28,458	*
H. Sho Fuji (10)	16,455	*
All Directors and Executive Officers as a Group (eight persons) (11)	898,567	14.45%

Beneficial Owners of Five Percent (5%) or More
Marxe Austin W & Greenhouse David M (12)	660,000	10.45%
_____________________
*Less than 1%

(1)
The percentage of shares beneficially owned is based on 59,569,769 shares of AR-CombiMatrix stock outstanding as of May 14, 2007, and the redemption of one share of CombiMatrix Corporation common stock for each ten shares of AR-CombiMatrix stock. Beneficial ownership is determined under rules and regulations of the Commission. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after May 14, 2007, are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, we believe that such persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

(2)	The address for each of the directors and executive officers is CombiMatrix Corporation’s principal offices, CombiMatrix Corp., 6500 Harbour Heights Pkwy, Suite 303, Mukilteo, WA 98275.
(3)
Includes 1,275,823 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007, and 375,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable.

(4)
Includes 360,470 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007, and 28,800 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable.

(5)	Includes 203,302 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007.

(6)	Includes 215,257 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007.
(7)
Includes 1,434,184 shares of AR-CombiMatrix stock held by Talkot Fund, L.P., 137,236 shares of AR - CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007, and 3,150,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable (2,100,000 of which are held by Talkot Fund, L.P.). Mr. Akin serves as managing general partner of Talkot Fund, L.P.

(8)	Includes 150,000 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007.
(9)
Includes 109,583 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007, and 105,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable.

(10)	Includes 164,551 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007.
(11)	Includes 2,616,222 shares of AR-CombiMatrix stock issuable upon exercise of options and warrants that are currently exercisable or will become exercisable within 60 days of May 14, 2007.
(12)
Information is based upon Form 3/A filed April 21, 2007. Includes 3,600,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days of May 14, 2007. Reporting parties have indicated that ownership of all securities reported is joint and indirect as a result of their control over all securities owned by Special Situations Private Equity Fund, LP (PE) and Special Situations Life Science Fund, L.P. (LS). 2,000,000 shares of AR-CombiMatrix stock & 2,400,000 warrant shares are owned by PE and 1,000,000 shares of AR-CombiMatrix stock & 1,200,000 warrant shares are owned by LS. The parties reported that interest of Marxe and Greenhouse in the shares of AR-CombiMatrix stock & warrants owned by PE and LS is limited to the extent of his pecuniary interest.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 (unaudited)	F-4
Consolidated Statements of Allocated Net Worth for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CombiMatrix Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of allocated net worth and statements of cash flows present fairly, in all material respects, the financial position of CombiMatrix Corporation and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and management anticipates that the Company will require additional financing in the foreseeable future that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 12, 2007

COMBIMATRIX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

				Pro Forma
	December 31,		March 31,	March 31,
	2005	2006	2007	2007
			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$5,718	$7,829	$4,117
Available-for-sale investments	14,547	6,512	6,400
Accounts receivable	911	605	781
Inventory	570	480	146
Prepaid expenses and other assets	139	125	604
Total current assets	21,885	15,551	12,048

Property and equipment, net	2,363	1,785	1,642
Patents and licenses, net	7,926	7,292	7,002
Goodwill	18,859	16,918	16,918
Other assets	1,560	2,667	2,397

	$52,593	$44,213	$40,007

LIABILITIES AND ALLOCATED NET WORTH

Current liabilities:
Accounts payable, accrued expenses and other	$2,483	$2,770	$2,544
Current portion of deferred revenues	165	365	337
Payable to Acacia Technologies group	52	456	165
Total current liabilities	2,700	3,591	3,046

Deferred income taxes	1,975	-	-
Deferred revenues, net of current portion	1,439	1,076	1,014
Other liabilities	1,381	6,732	4,355
Total liabilities	7,495	11,399	8,415

Commitments and contingencies (Note 9)

Allocated net worth:
Preferred stock; $0.001 par value; 30,000,000 shares authorized;
none issued and outstanding, pro forma				$-
Common stock; $0.001 par value; 180,000,000 shares authorized;
59,569,769 issued and outstanding, forma				60
Additional paid-in capital				36,532
Net allocations from Acacia Research Corporation	169,727	177,404	178,277	-
Accumulated net losses	(124,629)	(144,590)	(146,685)	-
Total allocated net worth	45,098	32,814	31,592	$36,592

	$52,593	$44,213	$40,007

The accompanying notes are an integral part of these consolidated financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues:
Collaboration agreements	$17,302	$2,266	$125	$-	$63
Government contract	1,993	3,849	2,074	264	549
Service contracts	116	153	263	57	85
Products	230	1,765	3,278	924	440

Total revenues	19,641	8,033	5,740	1,245	1,137

Operating expenses:
Cost of government contract revenues	1,874	3,683	1,959	250	534
Cost of product sales	173	820	1,258	221	303
Research and development expenses	5,385	5,783	9,485	2,379	1,848
Marketing, general and administrative expenses	9,902	9,827	12,707	3,912	2,485
Patent amortization and royalties	1,234	1,312	1,483	324	318
Legal settlement charges (gains)	812	(406)	-	-	-
Equity in loss of investees	17	352	1,036	239	272
Goodwill impairment	-	565	-	-	-

Total operating expenses	19,397	21,936	27,928	7,325	5,760

Operating income (loss)	244	(13,903)	(22,188)	(6,080)	(4,623)

Other income (expense):
Interest income	330	523	523	181	150
Interest expense	-	-	-	-	-
Loss on sale of interest in subsidiary	-	-	(84)	(84)	-
Warrant gains (charges)	-	812	1,754	(1,740)	2,378

Total other income	330	1,335	2,193	(1,643)	2,528

Income (loss) from operations before income taxes
and minority interests	574	(12,568)	(19,995)	(7,723)	(2,095)
Benefit for income taxes	136	167	34	34	-

Income (loss) from operations before minority interests	710	(12,401)	(19,961)	(7,689)	(2,095)
Minority interests	-	-	-	-	-

Net income (loss)	$710	$(12,401)	$(19,961)	$(7,689)	$(2,095)

Unaudited pro forma basic and diluted net loss per share			$(0.34)		$(0.04)

Unaudited pro forma basic and diluted weighted average
common shares outstanding			59,569,769		59,569,769

The accompanying notes are an integral part of these consolidated financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF ALLOCATED NET WORTH
(In thousands)

	Net Allocations
	from Acacia Research	Accumulated	Total Allocated
	Corporation	Net Losses	Net Worth

Balances, December 31, 2003	$138,675	$(112,938)	$25,737
Net income (loss)	-	710	710
Net allocations from Acacia Research Corporation	20,381	-	20,381

Balances, December 31, 2004	159,056	(112,228)	46,828
Net income (loss)	-	(12,401)	(12,401)
Net allocations from Acacia Research Corporation	10,671	-	10,671

Balances, December 31, 2005	169,727	(124,629)	45,098
Net income (loss)	-	(19,961)	(19,961)
Net allocations from Acacia Research Corporation	7,677	-	7,677

Balances, December 31, 2006	177,404	(144,590)	32,814
Net income (loss) (unaudited)	-	(2,095)	(2,095)
Net allocations from Acacia Research Corporation (unaudited)	873	-	873

Balances, March 31, 2007 (unaudited)	$178,277	$(146,685)	$31,592

The accompanying notes are an integral part of these consolidated financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Operating activities:
Net income (loss) from operations	$710	$(12,401)	$(19,961)	$(7,689)	$(2,095)
Adjustments to reconcile net income (loss) from operations
to net cash used in operating activities:
Depreciation and amortization	2,200	2,183	2,025	518	484
Minority interests	-	-	-	-	-
Goodwill impairment	-	565	-	-	-
Non-cash stock compensation	754	(159)	2,357	695	475
Deferred taxes	(136)	(137)	(34)	(34)	-
Legal settlement charges (gains)	812	(406)	-	-	-
Warrant (charges) gains		(812)	(1,753)	1,740	(2,378)
Loss from equity investments	17	352	1,036	239	272
Loss on sale of interest in subsidiary	-	-	84	84	-
Other	43	(79)	337	124	27
Changes in assets and liabilities:
Accounts receivable	(154)	(568)	289	3	(176)
Inventory, prepaid expenses and other assets	135	(179)	103	(41)	(137)
Accounts payable, accrued expenses and other	481	353	431	620	(552)
Deferred revenues	(16,446)	(2,355)	(111)	68	(90)

Net cash used in operating activities	(11,584)	(13,643)	(15,197)	(3,673)	(4,170)

Investing activities:
Purchase of property and equipment	(810)	(1,325)	(536)	(161)	(53)
Purchase of available-for-sale investments	(50,143)	(36,771)	(5,537)	(1,021)	(968)
Sale of available-for-sale investments	42,755	43,086	13,573	3,605	1,089
Purchase of additional interest in equity method investee	(250)	(1,600)	(2,150)	(650)	-
Sale of interest in subsidiary	-	-	(369)	(369)	-

Net cash provided by (used in) investing activities	(8,448)	3,390	4,981	1,404	68

Financing activities:
Net cash flows transferred from Acacia Research Corporation	19,227	12,914	12,327	46	390

Effect of exchange rate on cash	(17)	72	-	-	-

(Decrease) increase in cash and cash equivalents	(822)	2,733	2,111	(2,223)	(3,712)

Cash and cash equivalents, beginning	3,807	2,985	5,718	5,666	7,829

Cash and cash equivalents, ending	$2,985	$5,718	$7,829	$3,443	$4,117

Supplemental disclosure of cash flow and non-cash activities:
Cash paid for interest and taxes	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

COMBIMATRIX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  OVERVIEW AND BACKGROUND

CombiMatrix Corporation (the “Company”, “we”, “us” and “our”) was originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. On December 13, 2002 (the “Merger Date”), we merged with and became a wholly owned subsidiary of Acacia Research Corporation (“Acacia”). Also on the Merger Date, Acacia entered into a recapitalization transaction whereby Acacia created two classes of registered common stock called Acacia Research-CombiMatrix common stock (“AR-CombiMatrix stock”) and Acacia Research-Acacia Technologies common stock (“AR-Acacia Technologies stock”) and divided its existing Acacia common stock into shares of the two new classes of common stock. The AR-CombiMatrix stock was intended to reflect separately the performance of CombiMatrix Corporation and its subsidiaries, referred to as “the CombiMatrix group”, whereas the AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia’s technology business, referred to as “the Acacia Technologies group.” Immediately following the Merger Date, the Company had 1,000 shares of common stock authorized and 100 shares issued and outstanding, all of which were owned by Acacia.
On January 9, 2006, Acacia announced its intent to split-off the Company from Acacia as an independent public company. On December 26, 2006, we filed a registration statement with the U.S. Securities and Exchange Commission (“SEC”) with the intent of registering our common stock under the Securities Act of 1934 so that approximately 45 days after the effectiveness of the registration statement (the “Redemption Date”), all currently issued and outstanding shares of AR-CombiMatrix stock will have been redeemed and exchanged for shares of our common stock at a redemption ratio of ten shares of AR-CombiMatrix common stock for one share of CombiMatrix Corporation common stock, which will be publicly traded. Immediately prior to the Redemption Date, we will execute a stock split of the 100 shares of CombiMatrix Corporation owned by Acacia so that the new number of registered CombiMatrix Corporation common shares will be equivalent to one-tenth the number of shares of AR-CombiMatrix stock issued and outstanding as of the Redemption Date. Concurrent with this process, we have applied to list our registered shares of common stock for trading on the Nasdaq Capital Market, to be effective upon the split off, and will be subject to the initial listing standards of the Nasdaq Capital Market, including a trading price of $4.00 or more per share. We believe that we will be able to meet the initial listing standard of $4.00 per share following the ten-to-one redemption ratio described herein. This transaction is predicated upon successful completion of the required SEC filings.

Description of the Company

We have and continue to develop proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security applications, as well as other potential markets where our products could be utilized. Among the technologies we have developed is a platform technology to rapidly produce customizable arrays, which are tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc. (“CMDX”), a wholly owned subsidiary of the Company located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. CombiMatrix K.K., a former wholly owned Japanese corporation located in Tokyo, Japan, has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party (see Note 5).

Basis of Presentation

The consolidated financial statements included herein include the assets, liabilities, operating results and cash flows of the Company using Acacia’s historical bases in the assets and liabilities and the historical results of operations of the Company. Historical allocated net worth represents the net allocations by Acacia to us for equity transactions of Acacia that have been attributed to the Company as well as the accumulation of our net losses.

The consolidated financial statements include allocations of certain Acacia corporate expenses, including governance, legal, accounting, insurance services, management of treasury and other Acacia corporate and infrastructure costs. The expense allocations have been determined on bases that Acacia and the Company considered to be a reasonable reflection of the utilization of services provided or the benefit received by us. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in stockholder’s equity and cash flows of the Company in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. Direct salaries, payroll taxes and fringe benefits incurred by Acacia are allocated to Acacia’s reporting groups based on the percentage of actual time incurred by specific employees to total annual time available and direct costs including, postage, insurance, legal fees, accounting and tax and other are allocated to the groups based on specific identification of costs incurred on behalf of each group. Other direct costs, including direct depreciation expense, computer costs, general office supplies and rent are allocated to the groups based on the ratio of direct salaries to total salaries. Indirect costs, including indirect salaries and benefits, investor relations, rent, general office supplies and indirect depreciation are allocated to the groups based on the ratio of direct salaries for each group to total direct salaries, which we believe is reasonable. For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, corporate expenses totaling $689,000, $498,000, $551,000, $129,000 (unaudited) and $56,000 (unaudited), respectively, were allocated to us by Acacia.

The unaudited interim consolidated financial statements and footnotes as of March 31, 2006 and 2007 have been prepared in accordance with generally accepted accounting principles for interim financial information and include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair statement of our financial position as of March 31, 2007, and results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2007, are not necessarily indicative of the results to be expected for the entire year.

Liquidity and Risks
We have a history of incurring net losses and net operating cash flow deficits. We are also deploying new and unproven technologies and continue to develop commercial products. We have several ongoing long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. Based on our cash and investment balances as of December 31, 2006, we believed that our cash and cash equivalent balances, anticipated cash flows from operations and other external sources of available credit would be sufficient to meet our cash requirements through December 31, 2007, which raised substantial doubt about our ability to continue as a going concern beyond this point.  On April 23, 2007, Acacia received a Nasdaq Staff Deficiency Letter notifying them and us that AR-CombiMatrix stock is not in compliance with the minimum trading price of the Nasdaq Global Market and on May 4, 2007, Acacia executed a registered direct offering of $5.0 million.  These and other subsequent events are discussed in Note 14 (unaudited) below.

W will continue to require capital from external sources, and there can be no assurances that additional sources of financing, including the issuance of debt and/or equity securities will be available at times and at terms acceptable to us. The issuance of equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of the Company. For example, reductions in research and development activities and/or personnel at our Mukilteo, Washington facility could result in the inability to invest the resources necessary to continue to develop next-generation products and improve existing product lines in order to remain competitive in the marketplace, resulting in reduced revenues and cash flows from the sales of our CustomArray products and services. Also, reduction in operating costs at our diagnostics subsidiary in Irvine, California, (CMDX), should they occur, could jeopardize its ability to launch, market and sell additional products and services necessary in order to grow and sustain its operations and eventually achieve profitability.

Our business operations are also subject to certain risks and uncertainties, including:

•    market acceptance of products and services;

•    technological advances that may make our products and services obsolete or less competitive;

•    increases in operating costs, including costs for supplies, personnel and equipment;

•    the availability and cost of capital;

•    general economic conditions; and

•    governmental regulation that may restrict our business.

Historically, we have been substantially dependent on arrangements with strategic partners and have relied upon payments by our partners for a significant component of our working capital. We intend to enter into additional strategic partnerships to develop and commercialize future products. However, there can be no assurance that we will be able to implement our future plans. Failure to achieve our plans would have a material adverse effect on our ability to achieve our intended business objectives. Our success also depends on our ability to protect our intellectual property, the loss thereof or our failure to secure the issuance of additional patents covering elements of our business processes could materially harm our business and financial condition. The patents covering our core technology begin to expire in 2018.

Our products and services are concentrated in a highly competitive market that is characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to technological advances, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on our business and operating results. The accompanying consolidated financial statements have been prepared assuming that the Company continues as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed herein.

In addition to seeking additional capital from outside sources, our plans in regard to these matters include reductions in personnel and in our fixed overhead costs (i.e., our lease reduction discussed elsewhere in this prospectus) made in late 2006 and early 2007. Also, we are focusing our sales and product development efforts on our core diagnostic array platform as well as our funded research and development projects for the Department of Defense.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Fiscal Year End. The consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. We have a December 31 year-end.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and our wholly owned and majority-owned subsidiaries. Investments for which we possesses the power to direct or cause the direction of the management and policies, either through majority ownership or other means, are accounted for under the consolidation method. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which we maintain an ownership interest of 20% to 50% or exercise significant influence over operating and financial policies are accounted for under the equity method. The cost method is used where we maintain ownership interests of less than 20% and do not exercise significant influence over the investee. The Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”), generally stipulates that an entity is a variable interest entity, or VIE, if it does not have sufficient equity investment at risk, or if the holders of the entity's equity instruments lack the essential characteristics of a controlling financial interest. FIN 46R requires that the holder subject to a majority of the risk of loss from a VIE's activities must consolidate the VIE. However, if no holder has a majority of the risk of loss, then a holder entitled to receive a majority of the entity's residual returns would consolidate the entity.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and related authoritative pronouncements. Revenues from multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Revenues from multiple-element arrangements involving license fees, up-front payments, milestone payments, products and/or services, which are received and/or billable by us in connection with other rights and services that represent continuing obligations of ours, are deferred until all of the elements have been delivered or until we have established objective and verifiable evidence of the fair value of the undelivered elements. Historically, our multiple-element arrangements have arisen from executing research and development agreements with various strategic partners including Roche Diagnostics, GmbH (“Roche”), Toppan Printing Ltd. (“Toppan”) and Furuno Electric Co. (“Furuno”). We entered into development agreements with these partners to perform certain research and development activities, which provided for payments to us as various development milestones were achieved. While these agreements typically included several elements of performance, the agreements have been accounted for as single elements of accounting under EITF Issue No. 00-21 due to the lack of verifiable, objective evidence of fair value for undelivered elements in the agreements at the time that up-front or milestone payments were received by us. As a result, payments from our partners were recorded as deferred revenues and were not recognized as revenues until all of the undelivered elements had been completed.

Revenues from government grants and contracts are recognized in accordance with Accounting Research Bulletin (“ARB”) No. 43, “Government Contracts,” and related pronouncements, such as Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Accordingly, revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at each reporting period. Under the percentage-of-completion method of accounting, contract revenues and expenses are recognized in the period that work is performed based on the percentage of actual incurred costs to total contract costs. Actual contract costs include direct charges for labor and materials and indirect charges for labor, overhead and certain general and administrative charges. Contract change orders and claims are included when they can be reliably estimated and are considered probable. For contracts that extend over a one-year period, revisions in contract cost estimates, if they occur, have the effect of adjusting current period earnings applicable to performance in prior periods. Should current contract estimates indicate an overall future loss to be incurred, a provision is made for the total anticipated loss in the current period.

Revenue from the sale of products and services, including shipping and handling fees, are recognized when delivery has occurred or services have been rendered. We sell our products and services directly to customers and also through distributors, and our right to collection is not dependent upon installation or a subsequent sale of our products to end users. Our agreements do not provide for credits, returns or exchanges with our customers or distributors. Our distribution agreements include fixed pricing arrangements for our products and after customer acceptance, there is no written or implied right to return or exchange the products.

Deferred revenues arise from payments received in advance of the culmination of the earnings process. Deferred revenues expected to be recognized within the next twelve months are classified within current liabilities. Deferred revenues will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met.

Cash and Cash Equivalents. We consider all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. Our short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, money market accounts and other high-credit quality marketable securities. Investments in securities with original maturities of greater than three months and less than one year and other investments representing amounts that are available for current operations are classified as short-term investments. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of allocated net worth until realized. The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in net loss. An impairment is deemed other than temporary unless (a) we have the ability and intent to hold an investment for a period of time sufficient for recovery of its carrying amount and (b) positive evidence indicating that the investment’s carrying amount is recoverable within a reasonable period of time outweighs any evidence to the contrary. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, the carrying amount of the investment is recoverable within a reasonable period of time. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

At December 31, 2005 and December 31, 2006, we held $8,479,000 and $3,526,000, respectively, of short-term investments consisting of auction rate securities classified as available-for-sale. Our investments in these securities are recorded at fair market value. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities and as a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments. All income generated from these investments was recorded as interest income.

Concentration of Credit Risks. Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents and short-term investments. We position our cash equivalents and short-term investments primarily in investment grade, short-term debt instruments. Cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. We have not experienced any significant losses on our deposits of cash and cash equivalents.
Collaboration agreement revenues recognized by us for the years ended December 31, 2004 and 2005 relate to our collaborative research and development agreements with Roche Diagnostics, GmbH (“Roche”) and Toppan Printing, Ltd. (“Toppan”), respectively. Government contract revenues recognized by us for all periods presented relate to our ongoing contracts with the Department of Defense regarding our electrochemical and microfluidics technologies. For the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, 45%, 18%, 0%, 1% (unaudited) and 0% (unaudited) of our array product and service revenues, respectively, were recognized by CombiMatrix K.K. For the three months ended March 31, 2006, 57% (unaudited) of our array product and service revenues were recognized by one individual customer. No single customer (other than the DoD which is separately disclosed in the consolidated statements of operations) accounted for greater than 10% (unaudited) of our array product and services revenues for the three months ended March 31, 2007.  Receivables from the Department of Defense totaled 30% (unaudited) of accounts receivable at March 31, 2007, and another customer represented approximately 29% (unaudited) of accounts receivable at March 31, 2007. At December 31, 2005 and 2006 and at March 31, 2007, accounts receivable due from the Department of Defense included $537,000, $85,000 and $234,000 (unaudited), respectively. Excluding the Department of Defense, two and one customers represented approximately 84% and 68% of our accounts receivable at December 31, 2005 and 2006, respectively.

Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors and reagents, are currently provided to us from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. We utilize non-standard semiconductor manufacturing processes to fabricate an electrode array that is a key aspect of the array structure. Although we have a supply agreement in place with a semiconductor wafer manufacturer to ensure availability of the raw materials, the agreement does not guarantee a permanent supply.

Inventory. Inventory, which consists primarily of raw materials to be used in the production of our array products, is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment. Property and equipment is recorded at cost. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the period of disposition. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Machine shop and laboratory equipment	3 to 5 years
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 years
Leasehold improvements	Lesser of lease term or useful life of improvement

Construction in progress includes direct costs incurred related to internally constructed assets which are depreciated once the asset is placed into service. Certain leasehold improvements, furniture and equipment held under capital leases are classified as property and equipment and are amortized over their useful lives using the straight-line method. Lease amortization is included in depreciation expense.

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents and Goodwill. Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of the net assets acquired. Patents, once issued or purchased, are amortized on the straight-line method over their economic remaining useful lives, ranging from seven to twenty years. Goodwill is not amortized.

Impairment of Long-Lived Assets and Goodwill. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Goodwill is evaluated annually for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) at the reporting unit level, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Prior to the fourth quarter of 2005, we had recognized goodwill in the amounts of $18,859,000, $172,000 and $393,000 at our three reporting units; CombiMatrix Corporation and two wholly owned subsidiaries. Advanced Materials Sciences and CombiMatrix K.K., respectively. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the impaired fair value of the goodwill. In accordance with this policy and as more fully disclosed in Note 6, we recognized a goodwill impairment charge of $565,000 for the year ended December 31, 2005, representing all of the goodwill associated with Advanced Materials Sciences and CombiMatrix K.K. As a result, we only have one reporting unit as of December 31, 2006. The fair value of the CombiMatrix Corporation reporting unit for 2006 was determined using existing market prices for AR-CombiMatrix stock and no impairment was indicated at December 31, 2006. There can be no assurance that future goodwill impairment tests will not result in additional impaired charges.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

Foreign Currency Translation. The functional currency of CombiMatrix K.K. is the local currency (Japanese Yen). Foreign currency translation is reported pursuant to SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to allocated net worth. Revenue and expenses are translated at average rates of exchange prevailing during the year. Foreign currency transactions gains and losses were insignificant for the years ended December 31, 2004, 2005 and 2006.

Stock-based Compensation. For all periods presented, CombiMatrix Corporation did not have any stock option plans authorized, nor were any stock options outstanding. However, since employees of CombiMatrix Corporation have been granted options to purchase AR-CombiMatrix common stock, the following disclosures relating to AR-CombiMatrix stock option plans and stock options outstanding have been included herein. In December 2006, the Acacia board of directors passed a clarifying amendment to the CombiMatrix 2000 Stock Awards Plan and the 2002 CombiMatrix Stock Incentive Plan (the “plans”) to include the planned split off of CombiMatrix Corporation as a change in control under the terms of the plans. This is due to the fact that the holders of stock in Acacia Research Corporation will no longer own an interest in the assets of the CombiMatrix group, and the Board of Directors of Acacia Research Corporation will no longer administer the plans. As a result and as of the Redemption Date, all but 3,458 outstanding options under Acacia’s stock-based compensation plans relating to AR-CombiMatrix stock will immediately vest as the split off of the Company from Acacia will be deemed a change in control for purposes of the various option plans to which the options were originally granted. As of December 31, 2006, we had $2,141,000 of unrecognized compensation expense related to nonvested AR-CombiMatrix common stock option awards outstanding (see Note 12). If the proposed split-off of CombiMatrix Corporation from Acacia does not occur, the unrecognized compensation expense as of December 31, 2006 will be amortized over the remaining term of the options, which is approximately eight months. Should the split-off occur as proposed, the unamortized deferred compensation as of the Redemption Date and will be fully recognized as of the Redemption Date.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which sets forth the accounting requirements for “share-based” compensation payments to employees and non-employee directors and requires that compensation cost relating to share-based payment transactions be recognized in the statement of operations. In March 2005, the SEC published Staff Accounting Bulletin No. 107 (“SAB 107”), which requires stock-based compensation to be classified in the same expense line items as cash compensation (i.e. marketing, general and administrative and research and development expenses). The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). In addition, SFAS No. 123R requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated forfeiture rate. As such, SFAS No. 123R requires us to estimate pre-vesting option forfeitures at the time of grant and reflect the impact of estimated pre-vesting option forfeitures on compensation expense recognized. We considered several factors in connection with our estimates of pre-vesting forfeitures including types of awards, employee class and historical pre-vesting forfeiture data. Estimates of pre-vesting forfeiture must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. To the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. Prior to the adoption of SFAS No. 123R, we accounted for forfeitures as they occurred under the pro forma disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). All references to stock-based compensation expense in these notes, upon adoption of SFAS No. 123R and unless otherwise indicated, refer to stock-based compensation net of estimated forfeitures, as required by SFAS No. 123R.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, compensation cost recognized for the year ended December 31, 2006 includes: (i) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and presented as pro forma footnote disclosures), and (ii) compensation cost for all stock-based awards granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R). The cumulative effect of applying an estimated forfeiture percentage to stock-based payments granted prior to, but not yet vested as of January 1, 2006, was not material.

The expected term assumption was determined in accordance with guidance set forth in SAB 107, which provides for a “simplified method” of estimating the expected term for stock options granted prior to December 31, 2007, that 1) are granted at-the-money, 2) are exercisable only upon completion of a service condition through the vesting date, 3) require that employees who terminate their service prior to vesting must forfeit the options, 4) provide that employees who terminate their service after vesting are granted limited time to exercise their stock options (typically 30-90 days), and 5) are nontransferable and non-hedgeable. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting tranche of awards with graded vesting. The mid-point between the vesting commencement date and the expiration date is used as the expected term under this method. For awards with multiple vesting tranches, the times from grant until these midpoints for each of the tranches may be averaged to provide an overall expected term. The fair value of share-based awards is expensed on a straight-line basis over the requisite service period (generally the vesting period of the award), which is generally two to four years.

Pre-2006 Stock-Based Compensation. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. We also followed the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Because we previously adopted only the pro forma disclosure provisions of SFAS No. 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates will be estimated for all awards as required by SFAS No. 123R. In accordance with the requirements of the modified prospective transition method of adoption of SFAS No. 123R, the financial statement amounts for prior periods presented in these notes have not been restated to reflect the fair value method of recognizing compensation cost relating to stock-based awards.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. Expected volatility is based on the separate historical volatility of the market prices of AR-CombiMatrix stock. Volatilities of peer companies were also considered, when applicable, to address the lack of extensive historical volatility data for AR-CombiMatrix stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of the options were estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	For the years ended December 31,
	2004	2005	2006

Risk free interest rate	3.18%	3.84%	5.06%
Volatility	100%	88%	82%
Expected term	5 years	5 years	6 years
Expected dividends	0%	0%	0%

Stock-based compensation expense for all periods presented attributable to various functional expense categories such as research and development and marketing, general and administrative expenses were as follows (in thousands):

	For the years ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Research and development	$91	$-	$1,097	$293	$258
Marketing, general and administrative	663	(159)	1,260	402	217
Total non-cash stock compensation	$754	$(159)	$2,357	$695	$475

In aggregate, the impact of adopting SFAS No. 123R was $2,317,000, or $0.04 per pro forma basic and diluted loss per share (assuming 59,569,769 shares outstanding) for the year ended December 31, 2006. Awards granted prior to our implementation of SFAS No. 123R were accounted for under the recognition and measurement principles of APB No. 25 and related interpretations. Stock-based employee compensation cost recognized in 2004 was the result of amortizing previously recorded deferred stock-based compensation, which became fully amortized during 2004. Since 2002, all of our employee stock option grants had exercise prices equal to the market value of the underlying common stock on the date of grant. Amounts recognized in 2005 resulted from the vesting of stock options granted to certain non-employee scientific advisory board members accounted for under the fair value method (see Note 12 below), which resulted in a net credit for the year ended December 31, 2005 due to declines in the trading value of the underlying AR-CombiMatrix common stock during this reporting period.

The following table illustrates the pro forma effect on net loss if we had applied the fair value recognition provisions of SFAS No. 123 (in thousands):

	For the years ended December 31,
	2004	2005

Income (loss) from operations as reported	$710	$(12,401)
Add: Stock-based compensation, intrinsic
value method reported in net loss, net of tax	606	-
Deduct: Pro forma stock-based compensation
fair value method	(6,127)	(2,834)
Loss from operations, pro forma	$(4,811)	$(15,235)

Research and Development Expenses. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Software developed for use in our products is expensed as incurred until both (i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. We believe these criteria are met after we have received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

Advertising. Costs associated with marketing and advertising of our products and services are expensed as incurred. For the years ended December 31, 2004, 2005 and 2006, we incurred marketing and advertising expenses of $314,000, $516,000 and $253,000, respectively.

Income Taxes. Effective January 1, 2007, we adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. In accordance with FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The adoption of FIN 48 did not have a material impact on our consolidated or separate group financial position, results of operations or cash flows.

We recognize interest and penalties with respect to unrecognized tax benefits in income tax expense.  We have identified no uncertain tax position for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months. We are also subject to taxation in the U.S. and various state jurisdictions. With no material exceptions, we are no longer subject to U.S. federal, or state examinations by tax authorities for years before 2001.

At December 31, 2006, on a consolidated basis, we had federal net operating loss carryforwards of approximately $117,056,000, which will begin to expire in 2010 through 2026, as well as federal research and experimentation (“R&E”) credit carryforwards were approximately $3,952,000, which begin expiring in 2017. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset our net deferred tax assets.  Utilization of the NOL and R&E credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&E credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions, which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition. We have not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If we have experienced an ownership change at any time since our formation, utilization of the NOL or R&E credit carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&E credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit under FIN 48. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Segments. We follow SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS No. 131”), which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about our products, services, geographic areas and major customers. We have determined that we operate in one segment.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income (Loss) Per Share. As discussed in Note 1, we have been a wholly owned subsidiary of Acacia since the Merger Date and have had 100 shares of common stock outstanding for all periods presented. Therefore, historical earnings (losses) per share have not been presented in the consolidated financial statements as this information is not considered meaningful.

Reclassifications. Certain reclassifications have been made to prior period financial statements in order to conform to the current period’s presentation.

Recent Accounting Pronouncements. In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133 and FAS No. 140. SFAS No. 155 simplifies accounting for certain hybrid instruments under SFAS No. 133 by permitting fair value remeasurement for financial instruments that otherwise would require bifurcation and eliminating SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” which provides that beneficial interests are not subject to the provisions of SFAS No. 133. SFAS No. 155 also eliminates the previous restriction under SFAS No. 140 on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” an amendment of FASB Statement No. 140. SFAS No. 156 permits entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings or amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess to rights for impairment or the need for an increased obligation. SFAS No. 156 also clarifies when a servicer should separately recognize servicing assets and liabilities, requires all separately recognized assets and liabilities to be initially measured at fair value, if practicable, permits a one-time reclassification of available-for-sales securities to trading securities by an entity with recognized servicing rights and requires additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material effect on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 is effective for fiscal years ending on or after November 15, 2006 and addresses how financial statement errors should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Historically there have been two common approaches used to quantify such errors: (i) the “rollover” approach, which quantifies the error as the amount by which the current year income statement is misstated, and (ii) the “iron curtain” approach, which quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The SEC Staff believes that companies should quantify errors using both approaches and evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 is not expected to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on our consolidated financial statements.

In December 2006, the FASB approved FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006. The adoption of FSP EITF 00-19-2 is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (“fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS No. 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. We are currently evaluating the impact of this pronouncement on our financial statements.

3.  SHORT-TERM INVESTMENTS

Short-term investments consist of the following at December 31, 2005 and 2006 (in thousands):

	2005		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Corporate notes and bonds	$3,726	$3,717	$1,990	$1,980
U.S. government securities	2,358	2,351	1,011	1,006
Auction market securities	8,480	8,479	3,526	3,526
	$14,564	$14,547	$6,527	$6,512

Gross unrealized gains and losses related to available-for-sale securities were not material for the periods presented. At December 31, 2005, the cost and fair market value of securities with contractual maturities of greater than one year, other than auction market securities, was $1,254,000 and $1,251,000, respectively. At December 31, 2006, the cost and fair market value of securities with contractual maturities of greater than one year, other than auction market securities, was $2,487,000 and $2,486,000, respectively. As disclosed in Note 2, auction market securities are classified as short-term, available for sale securities due to our ability to quickly liquidate these securities.

4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2005 and 2006 (in thousands):

	2005	2006

Machine shop and laboratory equipment	$4,931	$4,322
Furniture and fixtures	173	130
Computer hardware and software	983	670
Leasehold improvements	1,027	1,039
Construction in progress	17	-
	7,131	6,161
Less: accumulated depreciation and amortization	(4,768)	(4,376)
	$2,363	$1,785

Depreciation and amortization expense was $1,105,000, $1,088,000 and $892,000 for the years ended December 31, 2004, 2005 and 2006, respectfully. Fully depreciated assets of $663,000 were written off in 2004.

5.  INVESTMENTS

In October 2004 (the “Investment Date”), we entered into an agreement to acquire up to a one-third-ownership interest in Leuchemix, Inc. (“Leuchemix”), a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. In accordance with the terms of the purchase agreement, we purchased 3,137,500 shares of Series A Preferred Stock of Leuchemix for a total purchase price of $4,000,000. The ownership interest was acquired and paid for quarterly, beginning with the fourth quarter of 2004 and continuing through the fourth quarter of 2006. Our CEO is also a director of Leuchemix. As of December 31, 2004, 2005 and 2006, we had invested a combined $250,000, $1,850,000 and $4,000,000, representing a 3%, 19% and 33% interest, respectively, in the total outstanding voting securities of Leuchemix. This investment is being accounted for under the equity method and is included in other long-term assets.
Our interest in the equity in loss of Leuchemix, including our share of the amortization expense related to the excess purchase consideration over the book value of Leuchemix was $17,000, $352,000 and $963,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $212,000 (unaudited) and $272,000 (unaudited) for the three months ended March 31, 2006 and 2007, respectively. Summary financial information for Leuchemix was not significant as of December 31, 2005, 2006 or March 31, 2007.

In January 2006, we expanded our relationship with one of our existing distributors, InBio, for the Asia Pacific region. Major components of the expanded relationship included the transfer of day-to-day operational responsibility and majority ownership of CombiMatrix K.K. to InBio, along with an expanded distribution agreement that encompasses Japan. InBio obtained 67% of the voting interests in CombiMatrix K.K. for a nominal amount of consideration. As a result, InBio assumed all operational and financial responsibilities of CombiMatrix K.K. The net loss on the sale of 67% of the voting interest in CombiMatrix K.K. recorded in the consolidated statement of operations for the year ended December 31, 2006 was $84,000. Subsequent to the sale, our investment in CombiMatrix K.K. was accounted for under the equity method. The deconsolidation of CombiMatrix K.K. did not have a material impact on the consolidated balance sheets as of December 31, 2006.

6.  INTANGIBLES
We had $18,859,000, $16,918,000 and $16,918,000 (unaudited) of goodwill as of December 31, 2005, 2006 and March 31, 2007, respectively. Prior to December 31, 2005, $565,000 of the total amount of goodwill resulted from step-acquisitions of Advanced Materials Sciences, Inc. (“AMS”) and CombiMatrix K.K. during July 2003. These reporting units were tested for impairment in the fourth quarter of 2005 in connection with our annual forecasting process. Due to the lack of third-party research and development funding for AMS and declining array product sales at CombiMatrix K.K., operating profits and cash flows were lower than expected during the preceding three quarters for these reporting units. Based on these trends, the operating forecasts for 2006 were revised downward and as a result, a goodwill impairment loss of $565,000 was recognized in December 2005. The fair values of these reporting units were estimated using the expected present value of their future cash flows.

Our only identifiable intangible assets are patents, which are being amortized over an economic useful life of ranging from 7 to 20 years. The gross carrying amounts and accumulated amortization related to acquired intangible assets, all related to patents, as of December 31, 2005 and 2006, are as follows (in thousands):

	2005	2006

Gross carrying amount - patents and licenses	$12,095	$12,595
Accumulated amortization	(4,169)	(5,303)
Patents and licenses, net	$7,926	$7,292

Aggregate patent amortization expense was $1,096,000, $1,095,000 and $1,095,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Annual aggregate amortization expense from patents and licenses for each of the next five years through December 31, 2011 is estimated to be $1,133,000 per year.

In March of 2006, we reduced our goodwill and deferred tax liability balances by $1,941,000, which were initially recorded in fiscal 2000, to properly reflect the reduction in our income tax valuation allowance after consideration of the deferred tax liability.

7.  BALANCE SHEET COMPONENTS

Accounts payable, accrued expenses and other consists of the following at December 31, 2005 and December 31, 2006 (in thousands):

	2005	2006

Accounts payable	$855	$1,194
Payroll and other employee benefits	394	172
Accrued vacation	455	434
Deferred rent	315	269
Accrued consulting and other professional fees	268	292
Other accrued liabilities	196	409
	$2,483	$2,770

Deferred revenues consist of the following at December 31, 2005 and 2006 (in thousands):

	2005	2006

Milestone and up-front payments	$1,604	$1,441
Less: current portion	(165)	(365)
	$1,439	$1,076

In March 2004, we completed all phases of our research and development agreement with Roche. As a result, we recognized all previously deferred payments from Roche as collaboration agreement revenue totaling $17,302,000 in the accompanying December 31, 2004 consolidated statement of operations. During the fourth quarter of 2005, we completed all obligations under our collaboration and supply agreement with Toppan and as a result, we recognized all previously deferred payments from Toppan as collaboration agreement revenue totaling $2,266,000 in the accompanying December 31, 2005 consolidated statement of operations. During the third quarter of 2006, we entered into a manufacturing agreement and completed our obligations under our collaboration agreement with Furuno. As a result, we began amortizing the $1,000,000 upfront payment previously received under the collaboration agreement over the economic life of the manufacturing agreement, which is estimated to be four years.

8.  INCOME TAXES

Our allocated benefit for income taxes consists of the following (in thousands):

	2004	2005	2006
Current:
U.S. Federal tax	$-	$-	$-
State taxes	-	(31)	-
	-	(31)	-
Deferred:
U.S. Federal tax	(136)	(136)	(34)
State taxes	-	-	-
	(136)	(136)	(34)
	$(136)	$(167)	$(34)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2005 and 2006 (in thousands):

	2005	2006
Deferred tax assets:
Depreciation and amortization	$(170)	$157
Deferred revenues	489	447
Stock compensation	7,437	7,656
Accrued liabilities and other	108	(279)
Net operating loss carryforwards and credits	36,310	42,923
Total deferred tax assets	44,174	50,904
Less: valuation allowance	(44,174)	(48,584)
Deferred tax assets, net of valuation allowance	-	2,320
Deferred tax liabilities:
Intangibles	(1,975)	(2,320)
Net deferred tax liability	$(1,975)	$-

In March of 2006, and as previously disclosed in Note 6 above, we reduced our deferred tax liability and goodwill balances by $1,941,000, which were initially recorded in fiscal 2000, to properly reflect the reduction in our income tax valuation allowance after consideration of the deferred tax liability.

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2004		2005		2006

Statutory federal tax rate	(34%	)	(34%	)	(34%	)
Goodwill impairment	-		2%		-
Tax exempt interest	10%		-		-
Impact of foreign rate difference	10%		4%		-
Research and development tax credits	70%		(5%	)	(2%	)
Stock compensation	4%		-		2%
Non deductible permanent items	11%		4%		(2%	)
Valuation allowance	(50%	)	27%		35%
Other	2%		1%		1%
	23%		(1%	)	0%

At December 31, 2006, we had deferred tax assets totaling approximately $50,904,000, which are fully offset by deferred tax liabilities and a valuation allowance due to our determination that the criteria for asset recognition have not been met. At December 31, 2006, we had federal net operating loss carryforwards of approximately $117,056,000, which will begin to expire in 2010 through 2026. In addition, we have tax credit carryforwards of approximately $3,952,000. Utilization of net operating loss carryforwards and tax credit carryforwards are subject to the “change of ownership” provisions under Section 382 of the Internal Revenue Code. The amount of such limitations has not been determined. Based on a tax allocation agreement recently executed between us and Acacia, it is expected that all tax benefits, carryforwards and balances attributable to CombiMatrix Corporation prior to the Redemption Date will remain with the Company subsequent to the Redemption Date.

Our annual income tax returns have historically been included with Acacia’s consolidated tax return filings. Had we filed separate tax returns, the benefit for income taxes recognized by us would not have differed from the amounts reported in our consolidated statements of operations all years presented.

9.  COMMITMENTS AND CONTINGENCIES

Operating Leases

In October 2000, we entered into a non-cancelable operating lease for office space. A security deposit in the form of a $1,500,000 letter of credit was issued to the landlord. On February 1, 2007, we executed an amendment to our operating lease for office and laboratory space, which reduced our future annual lease commitment by approximately 80%, and reduced our letter of credit to $1,000,000, which will be reduced by $40,000 per month to a floor amount of $300,000 by October, 2008. Inclusive of this lease amendment, future minimum operating lease payments are as follows (in thousands):

Year

2007	$588
2008	388
2009	397
2010	333
2011	-
Thereafter	-
Total minimum lease payments	$1,706

The amended lease includes an extension of two years beyond our original termination date of October 31, 2008 (Termination Date). However, we have the right to terminate the lease without penalty as of the Termination Date if we provide notice to the landlord on or before July 31, 2008. Future minimum lease payments listed above assumes we will not terminate the lease on or before July 31, 2008. Rent expense for the years ended December 31, 2004, 2005 and 2006 was $1,933,000, $1,955,000 and $1,878,000, respectively.

Collaborative and Research Agreements

As disclosed in Note 5, we have entered into an agreement with Leuchemix to purchase a total of $4,000,000 of Series A Preferred Stock of Leuchemix over a two-year period. As of December 31, 2005, future contractual cash investments by us in Leuchemix were $2,150,000, all of which were made as of October 2, 2006. There are no future commitments to purchase Leuchemix capital subsequent to October 2, 2006.

In March 2004, we were awarded a two-year, $5.9 million contract with the Department of Defense (“DoD”) to further the development of our array technology for the detection of biological and chemical threat agents. Under the terms of the contract, we performed research and development activities as described under the contract and were reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of approximately $5.9 million. This project was concluded in December 2005. As a result, there are no future revenues or expenses to be recognized in future periods under this agreement.

On February 8, 2006, we executed a one-year, $2.1 million contract with the DoD to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of this contract, we will perform research and development activities as described under the contract and will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $2.1 million. We substantially completed this contract during the first quarter of 2007 and do not expect to incur significant costs or revenues from this contract beyond March 31, 2007.

On August 9, 2006, we executed a two-year, $1.9 million contract with the DoD, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics “lab-on-a-chip” technology to be used for military and homeland security applications. Under the terms of this contract, we will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform these obligations, plus a fixed fee, of up to $1.9 million. As of December 31, 2006, we had incurred $190,000 in actual costs for the microfluidics contract, which was approximately 13% complete.

On March 13, 2007, we executed a one-year, $869,000 contract with the DoD, focusing on the development of a field-deployable influenza genotyping system based on our electrochemical detection technology to be used for military and homeland security applications. Under the terms of this contract, we will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform its obligations, plus a fixed fee, of up to $869,000. As of March 31, 2007, we had incurred $27,000 in actual contract costs for the genotyping contract, which was 4% complete.

Human Resources

We provide certain severance benefits such that if an executive who is a vice president or higher is terminated for other than cause, death or disability, the executive will receive payments equal to three months’ base salary plus medical and dental benefits. If termination occurs as a result of a change in control transaction, these benefits will be extended by three months.

Litigation

On September 30, 2002, we entered into a settlement agreement with Nanogen, Inc. (“Nanogen”) to settle all pending litigation between the parties. Pursuant to the terms of the settlement agreement, we agreed to make quarterly payments to Nanogen equal to 12.5% of total sales of products developed by us and our affiliates based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement were $37,500 per quarter for the period from October 1, 2003 through October 1, 2004, and $25,000 per quarter thereafter until the patents expire. The settlement agreement also provided for certain anti-dilution provisions related to the exercise of CombiMatrix Corporation options and warrants that were outstanding on the effective date of the agreement, for a period of up to three years. For the years ended December 31, 2004 and 2005, we recognized net non-cash charges (credits) totaling $812,000 and $(406,000), respectively, in connection with the anti-dilution provisions of the settlement agreement. The non-cash charges (credits) reflected our estimates of the fair value of AR-CombiMatrix stock issued to Nanogen as a result of certain options and warrants exercised. Prior to the third quarter of 2005, the liability was adjusted at each balance sheet date for changes in the market value of the AR-CombiMatrix stock and was reflected as a long-term liability. The anti-dilution provisions of the settlement agreement expired in September 2005, resulting in a net non-cash credit of $211,000 from extinguishing the related liability as of that date. There are no future stock-based obligations to Nanogen as a result.
In addition to other terms of the settlement agreement with Nanogen, we are also required to make quarterly payments to Nanogen equal to 12.5% of payments made to us from sales of certain products developed by us and our affiliates that are based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement are $25,000 per quarter until the patents expire in 2018. Royalties recognized under the agreement for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 were $138,000, $217,000, $348,000, $51,000 (unaudited) and $25,000 (unaudited), respectively, and are included in patent amortization and royalties in the accompanying consolidated statements of operations.

We are subject to other claims and legal actions that arise in the ordinary course of business. We believe that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows. Based on a distribution agreement recently executed between us and Acacia, it is expected that such claims, legal actions, etc. attributable to CombiMatrix Corporation prior to the Redemption Date will remain with the Company subsequent to the Redemption Date.

10.  RETIREMENT SAVINGS PLAN

We have an employee savings and retirement plan under section 401(k) of the Internal Revenue Code (the “Plan”). The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. We may contribute to the Plan at the discretion of Acacia’s board of directors. There were no contributions made by the Company during the years ended December 31, 2004, 2005 and 2006.

11.  ALLOCATED NET WORTH

Our consolidated statements of allocated net worth include the equity transactions of Acacia, which are attributed to us as “net allocations from Acacia.” Such transactions have been incurred by Acacia and subsequently allocated us. Presented below is a detail of the net allocations from Acacia for all periods presented:

2004
Units issued in direct offering, net of issuance costs	$13,715
Allocated corporate charges	396
Stock options and warrants exercised	5,117
Stock option cancellations	(185)
Compensation expense relating to stock options and warrants	939
Unrealized loss on short-term investments	(59)
Unrealized loss on foreign currency translation	(20)
Shares issued to Nanogen pursuant to September 2002 settlement agreement (see Note 9)	478
Net allocations from Acacia - 2004	$20,381

2005
Units issued in direct offerings, net of issuance costs	$12,724
Warrants issued in direct offerings, re-classified as long-term liabilities	(2,194)
Allocated corporate charges	179
Stock options and warrants exercised	11
Compensation expense relating to stock options and warrants	(160)
Unrealized gain on short-term investments	38
Unrealized gain on foreign currency translation	73
Net allocations from Acacia - 2005	$10,671
2006
Units issued in direct offerings, net of issuance costs	$12,109
Warrants issued in direct offerings, re-classified as long-term liabilities	(7,104)
Allocated corporate charges	277
Stock issued to consultant	94
Compensation expense relating to stock options and warrants	2,360
Unrealized gain on short-term investments	(3)
Reclassification of foreign currency translation	(56)
Net allocations from Acacia - 2006	$7,677

2007 (unaudited)
Exercise of common stock warrants	$368
Allocated corporate charges	22
Compensation expense relating to stock options and warrants	475
Unrealized gain on short-term investments	8
Net allocations from Acacia - for the three months ended March 31, 2007 (unaudited)	$873

Equity Financings - 2004

In April 2004, Acacia raised gross proceeds of approximately $15,000,000 through the sale of 3,000,000 shares of AR-CombiMatrix stock in a registered direct offering. The net proceeds of approximately $13,715,000 from this offering were attributed to us.

Equity Financings - 2005

In July 2005, Acacia raised gross proceeds of $3,151,000 through the sale of 1,400,444 shares of AR CombiMatrix stock at a price of $2.25 per share in a registered direct offering. Net proceeds raised of approximately $3,114,000, which are net of related issuance costs, were attributed to us.

In September 2005, Acacia raised gross proceeds of $10,537,000 through the sale of 6,385,907 shares of AR-CombiMatrix stock and 1,596,478 AR-CombiMatrix stock purchase warrants at a price of $1.65 per unit in a registered direct offering. Each unit consisted of one share of AR-CombiMatrix stock and one-quarter of a five-year AR-CombiMatrix stock purchase warrant. Each full AR-CombiMatrix stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.40 per share and is exercisable immediately upon issue. Net proceeds raised of approximately $9,609,000, which are net of related issuance costs, were attributed to us.

Equity Financings - 2006
On June 14, 2006, Acacia entered into a standby equity distribution agreement (the “SEDA”) with Cornell Capital Partners, LP (“Cornell”). Under the terms of the SEDA, Acacia could require Cornell to purchase up to the lower of $50.0 million of AR-CombiMatrix common stock or up to 13,024,924 shares of AR-CombiMatrix stock over a two-year period following the effective date of the SEDA. Such shares were in the form of registered securities drawn from Acacia’s current shelf registration statement. All proceeds from each advance, along with all associated fees and expenses, were allocated to us. At the closing of each advance, Acacia issued to Cornell the number of shares of AR-CombiMatrix common stock equal to the amount of the advance divided by the lowest daily volume weighted average price (“VWAP”) of AR-CombiMatrix common stock during the five trading days following the advance notice to Cornell, which purchased the shares at 97.5% of the VWAP. Management could also specify a floor price whereby shares that traded below the established floor price during the five-day trading period were excluded from determining the VWAP. At each closing, Acacia paid to Cornell an underwriting fee of 4% of the gross amount of each advance. Acacia was not obligated to request any advances under the agreement and was not obligated to pay any additional fees to Cornell so long as no advances were requested. The SEDA is also cancelable by Acacia at any time, without penalty. A total of 13,024,924 shares of AR-CombiMatrix common stock were authorized to be issued under the SEDA. Upon closing of the SEDA, we paid Cornell a one-time commitment fee of $550,000 and an additional $20,000 in due diligence and other closing-related costs. The $550,000 fee was recorded as a long-term asset and was being amortized against future advances as costs of equity issuances. On June 23 2006, Cornell purchased 343,750 shares of AR-CombiMatrix common stock at $1.60 per share. Since executing the SEDA through December 20, 2006, Acacia has requested five advances from Cornell to purchase a total of 3,211,345 shares of AR-CombiMatrix stock at prices ranging from $1.16 to $0.73 per share, resulting in net proceeds of $3,070,000 contributed to the Company. On December 20, 2006, a notice to cancel the SEDA was sent by Acacia to Cornell.

On December 13, 2006, Acacia completed a registered direct offering with Oppenheimer & Co., Inc. (“Oppenheimer”) as the placement agent, raising gross proceeds of $9,964,000 through the issuance of 9,768,313 units. Each unit consists of one share of AR-CombiMatrix common stock and 1.2 five-year common stock warrants, for a total of 9,768,313 shares and warrants to purchase 11,721,975 shares of AR-CombiMatrix common stock, respectively, issued to investors. Each warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $0.87 per share. Acacia issued an additional 488,416 warrants of AR-CombiMatrix stock with an exercise price of $1.09 per share to Oppenheimer. Net proceeds raised from the private equity financing of $9,266,000 were attributed to us. Also, the unamortized SEDA costs of $444,000 were charged against the net proceeds of the Oppenheimer financing, as canceling the SEDA was a condition of closing the Oppenheimer financing.

Warrants
At December 31, 2006 and March 31, 2007, there were 14,090,279 and 13,667,251 (unaudited) warrants outstanding, respectively, issued in connection with the equity financings discussed above, representing rights to purchase AR-CombiMatrix common stock at per share exercise prices ranging from $2.75 to $0.87 per share, which are exercisable through September 2011. At December 31, 2005 there were 1,879,888 warrants outstanding issued in connection with the 2005 and prior equity financings discussed above, representing rights to purchase AR-CombiMatrix common stock at exercise prices ranging from $2.75 to $2.40 per share, which are exercisable through September 2010.

Acacia’s classes of common stock are subject to certain redemption provisions in the event that Acacia Research Corporation sells, transfers, assigns or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the properties and assets attributed to either the Acacia Technologies group or the CombiMatrix group, in which case the shareholders of the related class of Acacia stock (i.e., AR-Acacia Technologies or AR-CombiMatrix common stock) would have the right to receive a dividend or a redemption of the stock equal to the net proceeds generated from the sale of assets. Pursuant to guidance set forth in FSP No. 150-5, we initially recorded in 2005 a long-term warrant liability in the amount of $2,193,000, representing the fair value of 1,879,888 potentially redeemable AR-CombiMatrix stock warrants outstanding. This liability has been adjusted at each balance sheet date for changes in the market value of the AR-CombiMatrix stock with the corresponding charge (credit) reflected in our consolidated statements of operations. At December 31, 2005, this liability was $1,381,000. In December 2006, we recorded a long-term warrant liability in the amount of $7,104,000, representing the fair value of 12,210,391 potentially redeemable AR-CombiMatrix stock warrants issued in connection with the Oppenheimer financing. The combined value of all AR-CombiMatrix common stock warrants have been adjusted to fair value of $6,732,000 as of December 31, 2006, resulting in a net credit in the consolidated statement of operations of $1,754,000 for the year ended December 31, 2006. At March 31, 2007, the warrant liability was $4,355,000 (unaudited), resulting in a net credit to our consolidated statements of operations for the three months ended March 31, 2007 of $2,378,000 (unaudited). The fair value of AR-CombiMatrix stock purchase warrants was determined using the Black-Scholes option-pricing model, assuming weighted average risk free interest rates of approximately 4.4%, 4.7% and 4.6% (unaudited) as of December 31, 2005, 2006 and March 31, 2007, respectively, volatility of 84%, 80% and 79% (unaudited) as of December 31, 2005, 2006 and March 31, 2007, respectively, and terms of 2 to 5 years.

During 2004, proceeds of $2,093,000 were received from the issuance of 761,205 shares of AR-CombiMatrix stock related to the exercise of certain warrants issued in connection with previous equity financings. The proceeds from the warrants exercised were attributed to us. During the three months ended March 31, 2007, proceeds of $368,000 were received from the issuance of 423,028 shares of AR-CombiMatrix stock related to the exercise of certain warrants issued in connection with the Oppenheimer financing discussed above. The proceeds from the warrants exercised were attributed to us.

12.  STOCK OPTIONS

Employees of CombiMatrix Corporation participate in Acacia’s 2002 CombiMatrix Stock Incentive Plan (the “AR-CombiMatrix Group Plan”), which was approved by the stockholders of Acacia in December 2002. The AR-CombiMatrix Group Plan authorizes grants of stock options, stock awards and performance shares with respect to AR-CombiMatrix stock. The Acacia board of directors believes that granting participants stock-based awards is in the best interest of Acacia, the Company and its stockholders.

As a result of the merger transaction with us and Acacia in December 2002 (see Note 1), each outstanding option to purchase shares of CombiMatrix Corporation common stock under CombiMatrix Corporation’s existing stock award plans, whether or not exercisable, was assumed by Acacia. Each assumed option continues to be governed by the same terms and conditions that governed it under the applicable CombiMatrix Corporation plan immediately before the Merger Date except that the option is exercisable for shares of AR-CombiMatrix stock rather than CombiMatrix Corporation common stock. The number of shares of AR-CombiMatrix stock issuable upon exercise of the assumed option, as well as the exercise price, was the same as the number of shares of CombiMatrix Corporation common stock issuable and exercise price prior to the merger with Acacia.

Stock Option Plans

Acacia’s compensation committee administers the discretionary option grant and stock issuance programs. This committee determines which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

Each of the incentive plans has four separate programs: a discretionary option grant program, a stock issuance program, an automatic option grant program and a director fee option grant program. To date, the discretionary option grant program has been the most widely used in awarding stock-based compensation to Company employees. Under the discretionary option grant program, Acacia’s compensation committee may grant (1) non-statutory options to purchase shares of AR-CombiMatrix stock to eligible individuals in the employ of the Company (including employees, non-employee board members and consultants) at an exercise price not less than 85% of the fair market value of those shares on the grant date, and (2) incentive stock options to purchase shares of AR-CombiMatrix stock to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date.

The AR-Acacia Technologies Group Plan and the AR-CombiMatrix Group Plan do not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. Options are generally exercisable nine months to one year after grant and expire five years after grant for directors or up to ten years after grant for employees. The authorized number of shares of common stock subject to the AR-CombiMatrix Group Plan is 10,910,000 shares. At December 31, 2005 and December 31, 2006, shares available for grant were 2,071,000 and 1,528,000, respectively, under the AR-CombiMatrix Group Plan.

The following is a summary of AR-CombiMatrix stock option activities:

	Shares	Weighted Average Price	Weighted Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2003	6,617,000	$7.28
Granted	1,173,000	$5.79
Exercised	(1,023,000)	$3.19
Cancelled	(535,000)	$9.89
Balance at December 31, 2004	6,232,000	$7.44
Granted	1,010,000	$2.95
Exercised	(6,000)	$1.95
Cancelled	(311,000)	$6.87
Balance at December 31, 2005	6,925,000	$6.82
Granted	1,839,000	$1.41
Exercised	-	-
Forfeited	(305,000)	$2.36
Cancelled	(391,000)	$6.53
Balance at December 31, 2006	8,068,000	$5.77	6.1 years	$-

Exercisable at December 31, 2004	4,843,000	$8.07
Exercisable at December 31, 2005	5,655,000	$7.41
Exercisable at December 31, 2006	6,044,000	$7.09	5.0 years	$-

Information related to AR-CombiMatrix stock options granted for the periods presented is as follows:

	For the years ended December 31,
	2004	2005	2006

Weighted average fair values of option granted	$4.44	$2.08	$1.03
Options granted with exercises prices:			-
Greater than market price on the grant date	18,000	-	-
Equal to market price on the grant date	1,155,000	1,010,000	1,839,000
Less than market price on the grant date	-	-	-
During the year ended December 31, 2006, 778,000 shares vested with a weighted average fair value of $3.40. The total intrinsic value of options exercised during the years ended December 31, 2004 and 2005 was $2,439,000 and $4,000, respectively. There were no AR-CombiMatrix options exercised during the year ended December 31, 2006, and the total intrinsic value of options exercised during the year ended December 31, 2005 was not material. The fair value of options vested during the years ended December 31, 2004, 2005 and 2006 was $8,055,000, $3,267,000 and $2,561,000, respectively. As of March 31, 2007, the total unrecognized compensation expense related to nonvested stock option awards was $1,536,000 (unaudited), which is expected to be recognized in full as of the Redemption Date or over a weighted average term of approximately eight months should the split off between us and Acacia not occur.

CombiMatrix Molecular Diagnostics 2005 Stock Award Plan

Our wholly owned subsidiary, CMDX, executed the CombiMatrix Molecular Diagnostics 2005 Stock Award Plan (the “CMDX Plan”) with plan provisions and terms similar to that of the AR-CombiMatrix Group Plan, as described above. The authorized number of shares of common stock subject to the CMDX Plan is 4,000,000 shares. At December 31, 2005 and 2006, shares available for grant under the CMDX Plan are 2,308,000 and 2,193,000, respectively.

A summary of option activity under CMDX Plan since inception through the year ended December 31, 2006 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at Inception (May 6, 2005)	-	$-
Granted	1,692,000	$0.10
Exercised	-	$-
Forfeited	-	$-
Outstanding at December 31, 2005	1,692,000	$0.10
Granted	943,000	$0.50
Exercised	-	$-
Forfeited	(828,000)	$0.10
Outstanding at December 31, 2006	1,807,000	$0.31	9.0 years	$357,000
Exercisable at December 31, 2006	523,000	$0.26	8.6 years	$129,000

The weighted average grant date fair value of stock options granted during the years ended December 31, 2005 and 2006 was $0.07 and $0.37, respectively. The fair value of options vested during the year ended December 31, 2006 was $99,000. The fair value of options vested during the year ended December 31, 2005 was immaterial. As of December 31, 2006, the total unrecognized compensation expense related to nonvested stock option awards was $233,000, which is expected to be recognized over a weighted average term of approximately 2.5 years. Total stock compensation expense recognized and the fair value of options vested for the year ended December 31, 2006 were not material. During 2005 and 2006, fair value of CMDX’s underlying common stock was determined by CMDX’s board of directors and an independent appraisal firm, respectively.

Stock Option Awards Granted to Non-Employees

Stock option expense reflected in the consolidated statements of operations related to stock options issued to the our non-employee scientific advisory board members is accounted for under the fair value method required by SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling, Goods And Services,” and related interpretations. The fair value of options granted to scientific advisory board members was determined using the Black-Scholes option-pricing model with weighted average assumptions as disclosed in Note 2 under “Stock-based Compensation.” The stock-based compensation expense recognized from stock option awards granted to non-employees was not significant for the periods presented.

13.  QUARTERLY FINANCIAL DATA (unaudited)

The following tables set forth unaudited summary consolidated statement of operations data for the eight quarters in the periods ended December 31, 2005 and 2006. This information has been derived from our unaudited condensed consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future periods.

2005 SUMMARY QUARTERLY FINANCIAL DATA (unaudited):

	Quarter Ended
	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
	(In thousands)
Revenues:
Research and development contract	$-	$-	$-	$2,266
Government contract	731	1,281	973	864
Service contracts	60	11	37	45
Products	278	565	453	469
Total revenues	1,069	1,857	1,463	3,644
Operating expenses	4,281	5,652	5,696	6,307
Operating income (loss)	(3,212)	(3,795)	(4,233)	(2,663)
Other income (expenses)	102	104	285	844
Income (loss) from continuing operations before
income taxes and minority interests	(3,110)	(3,691)	(3,948)	(1,819)
Benefit for income taxes	34	34	65	34
Income (loss) from continuing operations before minority interests	(3,076)	(3,657)	(3,883)	(1,785)
Minority interests	-	-	-	-

Net income (loss)	$(3,076)	$(3,657)	$(3,883)	$(1,785)

2006 SUMMARY QUARTERLY FINANCIAL DATA (unaudited):

	Quarter Ended
	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006
	(In thousands)
Revenues:
Research and development contract	$-	$-	$63	$62
Government contract	264	574	725	511
Service contracts	57	60	88	58
Products	924	1,158	968	228
Total revenues	1,245	1,792	1,844	859
Operating expenses	7,325	6,861	7,195	6,547
Operating income (loss)	(6,080)	(5,069)	(5,351)	(5,688)
Other income (expenses)	(1,643)	1,627	1,024	1,185
Income (loss) from continuing operations before
income taxes and minority interests	(7,723)	(3,442)	(4,327)	(4,503)
Benefit for income taxes	34	-	-	-
Income (loss) from continuing operations before minority interests	(7,689)	(3,442)	(4,327)	(4,503)
Minority interests	-	-	-	-

Net income (loss)	$(7,689)	$(3,442)	$(4,327)	$(4,503)

14.  SUBSEQUENT EVENTS (UNAUDITED)

On April 23, 2007, Acacia received a Nasdaq Staff Deficiency Letter notifying them and us that AR-CombiMatrix stock (trading symbol: CBMX) is not in compliance with the minimum trading price of the Nasdaq Global Market set forth in Marketplace Rule 4450(a)(5). To regain compliance, the closing trading price of AR-CombiMatrix stock must be $1.00 or more for ten consecutive trading days. If the proposed redemption of AR-Combimatrix common stock for registered CombiMatrix Corporation common stock does not take place, the AR-CombiMatrix stock must regain compliance by October 22, 2007, in order to maintain listing on the Nasdaq Global Market.

On May 4, 2007, Acacia executed a registered direct offering with certain directors of the Company and other unaffiliated investors for gross proceeds of $5,000,000 through the issuance of 6,780,931 units. Each unit consists of one share of AR-CombiMatrix common stock and 1.5 five-year common stock warrants, for a total of 6,780,931 shares and warrants to purchase 10,171,397 shares of AR-CombiMatrix common stock, respectively, issued to investors. Each warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $0.55 per share. The proceeds from this financing, which we expect to receive during the second quarter of 2007, will be attributed to us. As a result of this financing, management believes that the Company will have sufficient funds to operate without requiring additional external funding through May of 2008.

On May 16, 2007, we received a notification from Nasdaq that our application for listing of CombiMatrix Corporation common stock had been approved, and that our stock trading symbol of “CBMX” had been reserved.

15.  PRO FORMA INFORMATION (UNAUDITED)

The March 31, 2007 pro forma balance sheet presentation represents the reclassifications of Acacia’s historical net allocations to the Company our accumulated net losses into CombiMatrix Corporation common stock and additional paid-in capital upon execution of the split-off of the Company from Acacia. We will begin accumulating retained earnings (deficits) immediately following the split-off from Acacia, which is anticipated to occur concurrent with the Redemption Date.

Unaudited pro forma loss per share has been presented to reflect the capital structure of the Company subsequent to the Redemption Date. Pro forma basic and diluted loss per share has been computed by dividing the net loss by the estimated number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of the Company as of the Redemption Date. The estimated number of AR-CombiMatrix shares assumed to be outstanding is equivalent to the actual number outstanding as of March 31, 2007, taking into account the May 4, 2007 equity financing discussed in Note 14 above. Options and warrants to purchase AR-CombiMatrix stock are assumed to be anti-dilutive as of the Redemption Date and therefore were not included in the determination of the pro forma diluted loss per share for the periods presented.

As discussed above in Note 11, the fair value of the outstanding warrants to purchase AR-CombiMatrix common stock has been classified as long-term liabilities in our consolidated balance sheets due to certain redemption provisions of the underlying AR-CombiMatrix common stock. There are no such redemption features of CombiMatrix Corporation common stock. However, due to certain provisions of the common stock warrants described above, which include requirements for us to issue registered common stock in the future to the warrant holders upon exercise of their warrants, we believe that the warrants do not meet the permanent equity classification requirements of generally accepted accounting principles. As a result, the warrants will continue to be classified as long-term liabilities and will be marked to market at each balance sheet date until such time that the warrants have been registered.

* Shares

Common Stock

______________

PROSPECTUS

______________

[date]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

___________________

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses payable by the registrant in connection with the issuance of our common stock in the redemption. Except for the SEC registration fee, the Nasdaq listing application fee, and the Nasdaq entry fee, all the amounts shown are estimates.

SEC registration fee	$5,603
NASDAQ listing application fee	5,000
Nasdaq entry fee	50,000
Legal fees and expenses	380,000
Accounting fees and expenses	362,000
Printing and related expenses	15,000
Transfer Agent Fees	25,000
Miscellaneous	25,000

Total	$867,603

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify our officers and directors to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

Our amended and restated certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors except to the extent that an exemption or limitation of liability is not permitted under Delaware Law, as in effect from time to time. Delaware Law currently provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability:

•    for any breach of their duty of loyalty to us or our stockholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Delaware Law; or

•    for any transaction from which the director derived an improper personal benefit.

As of the date of this initial filing of this registration statement, certain executive officers of CombiMatrix Corporation are covered under Acacia’s existing director and officer insurance policy. It is our intent to obtain insurance on behalf of any person who is or was a director, officer, employee or agent of our company, or is or was serving at the request of our company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not our company would have the power to indemnify him against such liability under the provisions of our company’s restated certificate of incorporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

We have not engaged in any unregistered offers or sales of our equity securities during the past three years. During the past three years, Acacia Research Corporation has not completed any unregistered sales of AR-CombiMatrix stock or derivative securities that may be converted or exchanged into AR-CombiMatrix stock.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1*	Amended and Restated Articles of Incorporation
3.2*	Amended and Restated Bylaws
5.1*	Legal Opinion of Greenberg Traurig, LLP
8.1*	Legal Opinion re: Tax Matters of Greenberg Traurig, LLP

10.1*	Tax Allocation Agreement
10.2*	Distribution Agreement
10.3*	CombiMatrix Corporation 2006 Stock Incentive Plan
10.4*	Form of Stock Incentive Plan Agreement
10.5*	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc. (1)
10.6*	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.7*	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.8*	Form of Indemnification Agreement
10.9*	Series A Preferred Stock Purchase Agreement dated October 1, 2004, by and between Leuchemix, Inc. and CombiMatrix Corporation (2)
10.10*	Investor Rights Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.11*	Voting Agreement dated October 1, 2004, by and among Leuchemix, Inc., CombiMatrix Corporation and the holders of the Common Stock set forth on Exhibit A attached thereto (2)
10.12*	Right of First Refusal and Co-Sale Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.13*	Sublease Guaranty, dated June 15, 2005 by CombiMatrix Corporation in favor of Accupath Diagnostic Laboratories, Inc., dba U.S. Labs (3)
10.14*	Research and Development Agreement Second Amendment between Roche Diagnostics GmbH and CombiMatrix Corporation, dated March 25, 2003 (3)
10.15*	First Addendum to Roche/CBMX Research and Development Agreement, dated March 25, 2003 (3)
10.16*	Sublease, dated June 15, 2005, by and between Accupath Diagnostics Laboratories, Inc., dbs U.S. Labs, and CombiMatrix Molecular Diagnostics, Inc. (3)

10.17*	Manufacturing and Supply Agreement with Furuno Electric Company, Ltd., effective July 1, 2006(4)
10.18*	Employee Matters Agreement
10.19*	Third Amendment to Lease Agreement, dated February 1, 2007, with Wiredzone Property, L.P., a Delaware limited partnership
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Greenberg Traurig, LLP (included in Exhibits 5.1 and 8.1 hereto)
23.2	Consent of Independent Registered Public Accounting Firm
23.3*	Consent of Independent Counsel
24.1*	Power of Attorney (included on page II-5)
99.1*	Notice to Holders of Acacia Research-CombiMatrix Common Stock
99.2*	Notice to Holders of Acacia Research-CombiMatrix Options
99.3*	Notice to Holders of Acacia Research-CombiMatrix Convertible Securities
99.4	Schedule II to Financial Statements

99.5*	Private Letter Ruling
___________________________
* Previously filed.

(1)	Incorporated by reference to Acacia Research Corporation’s Registration Statement on Form S-4 (SEC File No. 333-87654), which became effective on November 8, 2002.
(2)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 5, 2004.
(3)	Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K filed on March 16, 2006.
(4)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2006.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any propectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

               (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mukilteo, State of Washington, on, May 17 2007.

COMBIMATRIX CORPORATION, a Delaware corporation By: /s/ Amit Kumar Amit Kumar, President & CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amit Kumar Amit Kumar, Ph.D.	President, Chief Executive Officer (Principal Executive Officer) and Director	May 17 2007
* ________________________________ Scott Burell	Chief Financial Officer (Principal Financial and Accounting Officer)	May 17 2007
* ________________________________ Brooke Anderson, Ph.D.	Chief Operating Officer and Director	May 17 2007
* ________________________________ Thomas Akin	Director	May 17 2007
* ________________________________ Rigdon Currie	Director	May 17 2007
* ________________________________ John Abeles, M.D.	Director	May 17 2007
*By: /s/ Amit Kumar Amit Kumar, as attorney-in-fact for each of the persons indicated

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

3.1*	Amended and Restated Articles of Incorporation
3.2*	Amended and Restated Bylaws
5.1*	Legal Opinion of Greenberg Traurig, LLP
8.1*	Legal Opinion re: Tax Matters of Greenberg Traurig, LLP

10.1*	Tax Allocation Agreement
10.2*	Distribution Agreement
10.3*	CombiMatrix Corporation 2006 Stock Incentive Plan
10.4*	Form of Stock Incentive Plan Agreement
10.5*	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc. (1)
10.6*	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.7*	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.8*	Form of Indemnification Agreement
10.9*	Series A Preferred Stock Purchase Agreement dated October 1, 2004, by and between Leuchemix, Inc. and CombiMatrix Corporation (2)
10.10*	Investor Rights Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.11*	Voting Agreement dated October 1, 2004, by and among Leuchemix, Inc., CombiMatrix Corporation and the holders of the Common Stock set forth on Exhibit A attached thereto (2)
10.12*	Right of First Refusal and Co-Sale Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.13*	Sublease Guaranty, dated June 15, 2005 by CombiMatrix Corporation in favor of Accupath Diagnostic Laboratories, Inc., dba U.S. Labs (3)
10.14*	Research and Development Agreement Second Amendment between Roche Diagnostics GmbH and CombiMatrix Corporation, dated March 25, 2003 (3)
10.15*	First Addendum to Roche/CBMX Research and Development Agreement, dated March 25, 2003 (3)
10.16*	Sublease, dated June 15, 2005, by and between Accupath Diagnostics Laboratories, Inc., dbs U.S. Labs, and CombiMatrix Molecular Diagnostics, Inc. (3)
10.17*	Manufacturing and Supply Agreement with Furuno Electric Company, Ltd., effective July 1, 2006(4)
10.18*	Employee Matters Agreement
10.19*	Third Amendment to Lease Agreement, dated February 1, 2007, with Wiredzone Property, L.P., a Delaware limited partnership

21.1*	Subsidiaries of the Registrant
23.1*	Consent of Greenberg Traurig, LLP (included in Exhibits 5.1 and 8.1 hereto)
23.2	Consent of Independent Registered Public Accounting Firm
23.3*	Consent of Independent Counsel

24.1*	Power of Attorney (included on page II-5)
99.1*	Notice to Holders of Acacia Research-CombiMatrix Common Stock
99.2*	Notice to Holders of Acacia Research-CombiMatrix Options
99.3*	Notice to Holders of Acacia Research-CombiMatrix Convertible Securities
99.4	Schedule II to Financial Statements

99.5*	Private Letter Ruling
___________________________
* Previously filed.

(1)	Incorporated by reference to Acacia Research Corporation’s Registration Statement on Form S-4 (SEC File No. 333-87654), which became effective on November 8, 2002.
(2)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 5, 2004.
(3)	Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K filed on March 16, 2006.
(4)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2006.